SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333—116411) of Telecom Italia Capital S.A. and Telecom Italia S.p.A. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Telecom Italia S.p.A. is incorporated as a joint stock company under the laws of Italy. As used in this Report on Form 6-K, unless the context otherwise requires, the term Company means Telecom Italia S.p.A., the operating company for fixed telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

The financial information contained in this Report on Form 6-K has been prepared in conformity with the Italian law governing consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (“Italian GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For information regarding the differences between Italian and U.S. GAAP see Note 27 of Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission on September 2, 2004 (the “2003 Form 20-F/A”).

Cautionary Statement for Purposes of the “Safe Harbour” Provisions of the United States Private Securities Litigation Reform Act of 1995.    The Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for forward-looking statements. This Report on Form 6-K contains certain forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside our control, that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing our non-core assets;

•	the success of our customer loyalty and retention programs, particularly in the fixed line business, and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on our international business focused on Latin America and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our 2004-2006 Industrial Plan;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully roll out our UMTS networks and services and to realize the benefits of our investment in UMTS licenses and related capital expenditures;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the significant investments and capital expenditures we have made and continue to make in Latin America;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. For additional information, see “Item 3. Key Information—Risk Factors” included in our 2003 Form 20-F/A.

KEY DEFINITIONS

The following terms appearing in this Report on Form 6-K have the meanings set forth below.

Telecom Italia	means the entity which resulted from the Merger.

Telecom Italia Group	means the Company and its consolidated subsidiaries.

Old Telecom Italia and Old Telecom Italia Group	means Telecom Italia and its consolidated subsidiaries as they existed immediately prior to the effective date of the Merger.

Olivetti	means Olivetti S.p.A., the holding company and controlling shareholder of Old Telecom Italia.

Olivetti Group	means Olivetti and its consolidated subsidiaries, including Old Telecom Italia.

Merger	means the merger of Old Telecom Italia into Olivetti, approved by the shareholders of Old Telecom Italia and Olivetti on May 24, 2003 and on May 26, 2003, respectively, which became effective on August 4, 2003.

Shares	means the ordinary shares, €0.55 par value each, of Telecom Italia.

Savings Shares	means the savings shares, €0.55 par value each, of Telecom Italia.

TIM	means Telecom Italia Mobile S.p.A., the Telecom Italia Group’s subsidiary operating in the mobile telecommunications business.

Telecom Italia Media	means the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted after the proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and New SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary operating the Internet & Media business.

1934 Act	means the Securities Exchange Act of 1934, as amended.

Recent Developments

Purchase of Digitel Shares by TIM International

On July 1, 2004, the settlement agreement signed in April 2004 between TIM International and the minority shareholders of the Venezuelan subsidiary Digitel was finalized when TIM International purchased 1,480,562 shares held by the minority shareholders for U.S.$109.6 million. The execution of the agreement brings an end to the dispute with these shareholders that began at the beginning of 2003. The closing was finalized after satisfaction of the contractual conditions agreed between TIM International and Digitel. As from July 1, 2004, TIM, through TIM International, holds 100% of the shares of the Venezuelan mobile operator.

Disposal of Atesia

Effective July 1, 2004, the business segment which was engaged in customer care services for wireline telephony was sold by Atesia to Telecontact Center S.p.A., a wholly-owned subsidiary of Telecom Italia.

On July 2, 2004, Telecom Italia signed an agreement with Communication Services S.p.A. (included in the COS Group leader, in Italy, in the outsourcing of Contact Center and of CRM services) for the sale of 80.1% of the stock of Atesia S.p.A.. The sale only regards the activities conducted for TIM and the external market. The finalization of this transaction with the COS Group will take place once authorization is obtained from the Antitrust Authority.

Acquisition by Telecom Italia Media of a further 40% stake in Webfin

At the end of June 2004, Telecom Italia Media reached an agreement with the De Agostini group over the dispute, subject to arbitration proceedings, regarding a contract signed on September 20, 2000 between Seat Pagine Gialle (after the spin-off renamed Telecom Italia Media) and the De Agostini group, concerning the acquisition of a 40% equity interest in Webfin (which owns 66% of Matrix, the owner of the internet portal Virgilio).

In particular, under the terms of the agreement—which superseded the contract signed on September 20, 2000—De Agostini Invest transferred its entire Webfin holding to Telecom Italia Media (which already had a 60% controlling stake in the company). Telecom Italia Media paid €287 million rather than the originally agreed price of €700 million, and an additional €38 million for the amounts paid out by De Agostini Invest since July 2001 to cover Webfin’s losses and recapitalize the company.

As a result of this agreement Telecom Italia Media incurred a temporary €325 million increase in its debt. On June 28, 2004, Telecom Italia—consistent with the commitments undertaken when it disposed of its controlling stake in New SEAT (the beneficiary company of the 2003 Seat Pagine Gialle spin-off that resulted in the organization of Telecom Italia Media)—granted to Telecom Italia Media a loan, at market rates, of €280 million, in order to provide Telecom Italia Media with the funds required to cover debts and commitments existing at the time the Seat Pagine Gialle spin-off became effective.

As a result, Telecom Italia Media entered into the following transactions in order to improve its financial position:

•	the disposal of its 40% stake in Webfin to Vertico S.p.A. (a company wholly-owned by Telecom Italia S.p.A. and already holder of a 33.3% stake in Matrix), occurred on July 9, 2004, for a consideration of €42.6 million. This sale enabled Telecom Italia Media to retain its control over Matrix while reducing its financial exposure to the parent company Telecom Italia; at the same time it will allow the consolidation of the existing Internet commercial agreements between Telecom Italia and Matrix/Virgilio; and

•	a share capital increase against payment with option rights for a total equivalent amount (including additional paid-in capital) of approximately €120 million, which was approved at an extraordinary Shareholders’ Meeting on September 10, 2004. Telecom Italia will ensure its support for this initiative by subscribing to its share of the capital increase and any residual amount that remains unsubscribed.

For the Telecom Italia Group these transactions resulted in a net loss of €116 million.

Completion of sale of a 69.8% equity stake in Webegg

On June 3, 2004, IT Telecom S.p.A., a 100% subsidiary of Telecom Italia, signed an agreement with Value Partners S.p.A. regarding the sale of its 69.8% equity stake in Webegg S.p.A., at a price of €43 million. The remaining 30.2% interest will be retained by Finsiel. The transaction provides for reciprocal put and call options for Finsiel and Value Partners on the remaining equity interest held by Finsiel.

On July 15, 2004, after authorization was received from the Antitrust Authority, the agreement was finalized with Value Partners and the sale took place.

Note buy-backs

In July 2004, Telecom Italia Finance S.A. bought-back:

•	€135.1 million of notes related to the notes issued by Sogerim (a company merged in 2002 into Telecom Italia Finance S.A.) in the principal amount of €3,000 million with a fixed-rate coupon of 6.375%, maturing on April 20, 2006; and

•	€8 million of notes related to the outstanding notes issued by Olivetti Finance N.V.S.A. (a company merged on June 1, 2004 into Telecom Italia Finance S.A.) in the principal amount of €4,200 million (of which €650 million were cancelled on March 26, 2004) with a fixed-rate coupon of 5.825%, maturing on July 30, 2004; these notes were redeemed at par on the maturity date.

Capital increases in Etec S.A. - Cuba

During the first half of 2004, the shareholders’ meetings of Etec S.A., the Cuban affiliate of Telecom Italia, voted three capital increases, with the aim of covering the extraordinary funding requirements arising from the new license granted to it by the Cuban Ministry of Telecommunications:

•	on March 4, 2004, a share capital increase of U.S.$23.8 million, through the issue of 165 new shares with a par value U.S.$144,190 each;

•	on May 20, 2004, a share capital increase of U.S.$31.6 million, through the issue of 219 new shares with a par value of U.S.$144,190 each; and

•	on June 14, 2004, a share capital increase of U.S.$61.9 million, through the issue of 429 new shares with a par value of U.S.$144,190 each.

Telecom Italia International proportionally subscribed to its share (27%) of the capital increases for U.S.$6.3 million, U.S.$8.5 million and U.S.$16.7 million, respectively, in exchange for 44, 59 and 116 new shares, respectively.

As a result of these transactions, Telecom Italia International’s share of the investment remained unchanged.

Disputes, Litigations and Legal Proceedings Pending

An updated situation of the main disputes, litigations and legal proceedings involving the Telecom Italia Group compared to the situation disclosed in our 2003 Form 20-F/A is presented below. Except where specifically indicated, the Telecom Italia Group did not make any provisions to risk reserves because of the absence of definite and objective elements and/or because a negative outcome to the litigation is not considered probable.

TI Media / De Agostini arbitration

As discussed above, at the end of June 2004, a settlement agreement was reached to close the dispute concerning the framework contract signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media) and its subsidiaries and the companies in the De Agostini group, regarding, among other things, the purchase of 40% of Webfin (which holds a 66% stake in Matrix, owner of the Virgilio portal).

In particular, based on the agreement—which supersedes that of September 20, 2000—De Agostini Invest transferred the entire investment held in Webfin to Telecom Italia Media (which already had control of the company with a 60% holding) for consideration of €287 million, in lieu of the originally agreed price of €700 million. In addition to this amount, €38 million was added to reimburse the expenses sustained by De Agostini Invest to cover the loss and recapitalize Webfin starting from July 2001.

The parties have agreed to terminate the arbitration proceedings begun in 2001 and drop all claims which were the subject of the dispute.

Fee concerning art. 20, paragraph 2, Law No. 448 dated December 23, 1998

Telecom Italia, TIM, Wind and Omnitel, through an appeal to the Regional Administrative Court (TAR) of Lazio, as well as Infostrada and Albacom (through an extraordinary appeal to the President of the Republic of Italy), contested the Ministerial Decree of March 21, 2000 which had established the procedure for a license fee to be paid by telecommunication operators, introduced by art. 20 of Law No. 448 dated December 23, 1998, based upon a declining percentage from 1999 to 2003 (from 3% to 1.5%) on revenues generated in the year prior to the expected payment.

Under the extraordinary appeals to the President of the Republic of Italy, the Council of State raised the preliminary question, before the European Court of Justice of the European Community, of the compatibility of the fee with Community regulations relating to telecommunications and, on September 18, 2003, the European

Court of Justice expressed its opinion affirming that the fee was incompatible with such regulations. In light of this opinion, on July 6, 2004, the Council of State made known its opinion on the extraordinary appeals proposed by Albacom and Infostrada, declaring the Ministerial Decree dated March 21, 2000 illegal.

The decision will also have a bearing on the cases pending before the TAR of Lazio.

In addition, by order dated June 8, 2004, the European Court of Justice decided on the preliminary questions raised by the TAR of Lazio in favor of the operators, confirming, also in this case, the applicability of its opinion of September 18, 2003.

The TAR of Lazio will re-examine the question at a hearing set for November 17, 2004.

Olivetti—sale of the personal computers business

In relation to the disposal by Olivetti (now Telecom Italia) of the personal computers business in 1997, lawsuits brought against Olivetti (now Telecom Italia) are still pending and include, among others, action brought by some former employees of OP Computers S.p.A. (the vehicle company that was used to confer the activities for purposes of its sale) who, in March 2004, did not accept the settlement that the Company had reached with the majority of the plaintiffs.

The action is aimed at declaring the disposal of the business null and void and obtaining reinstatement as employees of Olivetti, with payment of salary differences and damages. In June 2004, a decision was handed down in favor of the Company.

Based upon a prudent evaluation of the various causes connected with the sale of the personal computers business, Telecom Italia has set up a specific reserve in its financial statements.

Telecom Italia / Vodafone Omnitel arbitration

In July 2003, Telecom Italia initiated arbitration proceedings in order to obtain compensation from Vodafone Omnitel for damages connected with Vodafone Omnitel’s decision to bar its clients from access to information services provided by the “12” directory service. In particular, Omnitel prevented access to this service as of August 2002 up until about mid-April 2003.

Telecom Italia is claiming damages of approximately €38.7 million. Vodafone Omnitel reiterated its correct conduct and proceeded to file a counterclaim for a corresponding amount.

The arbitration board in its decision of July 2, 2004 stated that the proceedings could not continue because certain formal steps had not been executed. Telecom Italia, therefore, in August 2004, fulfilled the obligations requested and reproposed the application for arbitration with the same contents.

Digitel

July 1, 2004 marked the date of the finalization of the settlement agreement signed in April between TIM International and the minority shareholders of the Venezuelan subsidiary, Digitel, ending the dispute with these shareholders that began at the beginning of 2003. TIM International thus purchased the investments held by the minority shareholders for U.S.$109.6 million and now owns 100% of the shares of the Venezuelan mobile operator.

Following the transfer of the shares, the Digitel Shareholders’ Meeting approved the 2003 financial statements (approval was previously withheld because of the above dispute).

Iridium

Following the decision by the U.S. District Court for the District of Delaware rejecting the defendants’ case and also turning down the request to exclude Telecom Italia from the case, stating that it was ready to hand down a verdict in the case brought by Chase Manhattan Bank (now JP Morgan Chase Bank) against the shareholders of Iridium LLC, regarding the loan of U.S.$800 million made in 1998 to Iridium Operating LLC (a subsidiary of Iridium LLC), Telecom Italia asked to immediately file an appeal, in light of the fact that the defense’s arguments were not taken into consideration. In particular, the judge rejected Telecom Italia’s plea to be excluded from the case, against recommendation of the investigating magistrate at the time of the facts as the Company was not a direct shareholder of Iridium LLC owing to the sale of the investment to Iridium Italia.

In view of this, a specific provision was made to the reserve for risks.

Chase Manhattan Bank also decided to separately sue Iridium Italia, in liquidation, a 30% owned affiliate of Telecom Italia with the remaining stake equally divided between TIM and Telespazio.

Mediterranean Nautilus

In October 2003, FTT Investments (the minority shareholder of Mediterranean Nautilus S.A.) notified Telecom Italia, Telecom Italia International and Mediterranean Nautilus S.A. of a request for international arbitration for the cancellation of the agreement signed in March 2001 regarding the transfer from Telecom Italia International to FTT Investments of 30% of the share capital of Mediterranean Nautilus S.A..

FTT Investments claims it was misled in purchasing the investment on the basis of false representations (specifically, information omitted concerning the existence of a put option on Mediterranean Nautilus S.A. regarding the Mediterranean Nautilus Ltd. shares owned by the minority shareholders). Accordingly, FTT invokes invalid consent as a result of fraudulent intent on the part of the Telecom Italia Group, or, in any case, invokes that it would have been led into error over the subject of the contract, asking for the restitution of the price paid (approximately U.S.$98 million) in addition to interest and save the right to make additional claims.

Telecom Italia has requested dismissal of the arbitration proceedings as FTT Investments did not address to Telecom Italia any specific request. Moreover, in May 2004, FTT filed additional claims, reiterating the request that had been made in the first hearing before the arbitration board to extend the demand for the restitution of the price paid also to Telecom Italia and Mediterranean Nautilus S.A., which had initially been made solely to the seller Telecom Italia International. The arbitration board has reserved the right to decide on the procedural admissibility of this new request when the decision is taken on the merits of the dispute.

Telekom Srbija

In May 2003, OTE, the Greek telecommunications company, served upon Telecom Italia two notices of arbitration pursuant to the shareholder agreement dated June 9, 1997 and the bilateral agreement between Telecom Italia and OTE dated June 4, 1997, respectively, alleging breaches of these agreements, as a result of the re-sale by Telecom Italia of its 29% interest in Telekom Srbija to Serbian PTT. OTE alleges that, as a result of this sale, Telecom Italia (i) violated the preemptive right to which it was entitled according to the agreement (a right, however, that was subject to the consent of the Serbian government which, in this case, was denied), (ii)

would not have proceeded to pay fully the percentage of management fees to which OTE was entitled and which was referred to in the technical assistance contract mentioned in the agreement and (iii) would have violated the shareholder agreement by selling its investment without the consent of the other shareholders.

OTE also presented two requests for arbitration to PTT Serbia for different reasons.

Under the sale agreements, PTT Serbia agreed to relieve Telecom Italia of any and all responsibilities with regard to OTE resulting from the shareholder agreement of June 9, 1997, the technical assistance agreement and any other contract related thereto. Nonetheless, a specific reserve for risks was set aside in the financial statements of Telecom Italia International.

The arbitration board has not yet met following a request to suspend the arbitration proceedings by OTE, which has also requested a time limit up to November 30, 2004 in which to add to its claims. However, talks between the parties are underway to reach a settlement and renounce the arbitration proceedings.

Stet Hellas

On August 1, 2004, the final award was issued in the arbitration ongoing since 1996 between the Greek dealer Mobitel and Stet Hellas before the Paris International Chamber of Commerce concerning reciprocal requests for damages as a result of the breach of the exclusive distribution contract signed between the parties in 1993.

The arbitration board only upheld a part of the requests for compensation presented by the parties (which amounted in total to about €140 million for Mobitel and about €890 million for Stet Hellas) ruling that Stet Hellas should pay about €31 million, inclusive of the reimbursement for legal costs and expenses, almost half of which refers to interest from the date of the claims up to the date of the arbitration award.

The Greek subsidiary, during the first half of 2004, had set aside a specific provision in its financial statements for this risk.

Etec S.A.

Prior to the investment by Telecom Italia International in Etec S.A. (the Cuban telecommunications operator in which Telecom Italia International has a 27% stake), the Cuban Central Bank (“Bancuba”) signed a U.S.$350 million loan contract with Bancomext, an entity controlled by the Mexican central bank, due in December 2006. On the basis of the agreements signed also by Telefonica Antillana S.A. (“Telan”—the majority shareholder of Etec S.A.) and Etec S.A. (loan contract and letter of credit contract), a part of the dividends due to Telan were restricted, in an escrow account, to guarantee repayment of the above loan.

In April 2002, the Cuban government issued a decree law in which Etec S.A. and Telan were prohibited from performing any act to satisfy Bancomext’s loan, with the government directly assuming every commitment and guarantee with Bancomext. In August of the same year, following the interruption of payments, Bancomext brought action against Etec S.A. and Telan, succeeding, among other things, in obtaining a precautionary measure from the Courts of Turin to seize Etec S.A.’s and Telan’s assets held by third parties for a total amount of about €43 million.

Etec S.A. and Telan then separately proposed international arbitration before the Paris International Chamber of Commerce in order to find (i) with regard to Etec S.A., that Bancomext’s claim of holding it jointly and severally liable with Telan is illegitimate, or that the responsibility for restitution of the loan rests with the latter guarantor and (ii) that the nature of the above-mentioned decree law exempts it from the obligation of restitution. The proposition of bringing arbitration action caused a stay in Bancomext’s action in the ordinary courts.

In August 2004, the arbitration panel concluded that Etec S.A. is not a debtor of Bancomext nor guarantor or surety of Telan, but that the above-mentioned decree law does not constitute a circumstance beyond one’s control such that Etec S.A. is exempted from its obligations deriving from the loan contract and the opening of credit contract existing with Bancomext and Telan. Therefore, the award calls for Etec S.A. to re-establish the mechanism stated in the original credit agreements by transferring the dividends due to Telan to the aforementioned escrow account, effective retroactively from April 2002.

Etec S.A. is considering whether to contest the award.

In the meantime, Telecom Italia International (in possession of a letter issued by the Cuban government relieving it of responsibility for any detrimental consequences deriving from the award) has asked the Cuban government, Bancuba and Telan to take all actions necessary to avoid consequences harmful to its investment in Etec S.A., reserving every action for its protection.

SELECTED FINANCIAL AND STATISTICAL INFORMATION

The Merger of Old Telecom Italia with and into Olivetti became effective on August 4, 2003. Olivetti was the surviving company in the Merger (and changed its name to Telecom Italia S.p.A.), and succeeded to the business of Old Telecom Italia.

As a result of the Merger, the summary selected financial data set forth below are consolidated financial data of Olivetti, not Old Telecom Italia, and are presented on the following basis:

•	the Telecom Italia Group’s selected financial data as of and for the year ended December 31, 2003 have been extracted or derived from the consolidated financial statements of the Telecom Italia Group prepared in accordance with Italian GAAP and which have been audited by Reconta Ernst & Young S.p.A. independent auditor; and

•	the summary selected financial data for the Telecom Italia Group as of June 30, 2004, and for the six months ended June 30, 2004 and 2003, have been extracted or derived from the unaudited interim consolidated financial statements prepared in accordance with Italian GAAP which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the entire year.

Unless otherwise indicated, amounts presented are based on Italian GAAP. The selected financial data below should be read in conjunction with the Unaudited Interim Consolidated Financial Statements and Notes thereto included elsewhere in this Report on Form 6-K and in the Consolidated Financial Statements and Notes thereto included in our 2003 Form 20-F/A.

	Six Months ended June 30,
	2003	2004
	(millions of Euro)
	(Unaudited)
Statement of Operation Data in accordance with Italian GAAP:
Operating revenues	15,149	15,222
Other income	170	129

Total revenues	15,319	15,351

Cost of materials	956	1,166
Salaries and social security contributions	2,229	2,055
Depreciation and amortization	3,357	3,212
Other external charges	5,882	5,815
Changes in inventories	(56)	(167)
Capitalized internal construction costs	(330)	(326)

Total operating expenses	12,038	11,755

Operating income	3,281	3,596

Financial income	453	504
Financial expense	(1,726)	(1,435)
Of which write-downs and equity in losses in affiliated and other companies, net	(82)	(35)
Other income and (expense), net	(704)	(320)

Income before income taxes and minority interests	1,304	2,345
Income taxes	288	(1,482)

Net income before minority interests	1,592	863
Minority interests	(536)	(458)

Net income	1,056	405

Net income per Share(1)	0.06	0.02
Net income per Savings Shares(1)	0.07	0.03

	As of December 31, 2003	As of June 30, 2004
	(millions of Euro)
		(Unaudited)
Balance Sheet Data in accordance with Italian GAAP:
Total current assets	22,429	20,015
Fixed assets, net	18,324	17,808
Intangible assets, net	33,853	33,049
Total assets	80,501	76,439
Short-term debt, including current portion of long-term debt	10,613	5,910
Total current liabilities	23,373	17,642
Long-term debt	30,852	34,485
Total liabilities	59,912	57,855
Total stockholders’ equity before minority interests	16,092	14,730
Total stockholders’ equity	20,589	18,584

	As of December 31, 2003	As of June 30,
		2003	2004
		(Unaudited)
Financial Ratios in accordance with Italian GAAP:
Gross operating margin (Gross operating profit/operating revenues)(%)(2)	46.3	45.7	46.6
Operating income/operating revenues (ROS) (%)	22.0	21.7	23.6
Net debt/Net invested capital (debt ratio)(%)(3)	61.8	65.1	64.1
Ratio of Earnings to fixed charges(4)	2.55	2.24	3.27

Statistical Data:
Subscriber fixed lines in Italy (thousands)(5)	26,596	27,079	26,264
ISDN equivalent lines in Italy (thousands)(6)	6,027	6,000	5,941
Broadband Access in Italy and abroad (ADSL+XDSL)—(thousands)(7)	2,200	1,375	3,273
Voice Offers in Italy—(thousands)(8)	5,547	5,547	5,704
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	105.2	104.7	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.6	3.6	3.6
Network infrastructure abroad:
• European backbone (km of fiber optics)	39,500	39,500	39,500
TIM lines in Italy (thousands)(9)	26,076	25,610	26,011
TIM group foreign lines (thousands)(10)	18,438	15,717	23,627
TIM group lines total (Italy + foreign in thousands)(10)	44,514	41,327	49,638
GSM coverage penetration in Italy (% of population)	99.8	99.8	99.8
E-TACS coverage penetration in Italy (% of population)	97.9	97.9	97.9
Page views Virgilio (millions)	6,612	3,280	3,833
Group’s employees (at period-end)	93,187	102,541	93,178
Group’s employees (average number)	95,804	99,091	89,053
Operating revenues/Group’s employees (average number) (thousands)	322.0	152.9	170.9

(1)	Net income per Share as of June 30, 2003 is calculated on the basis of 15,981,774,041 shares outstanding, of which 10,185,852,972 Shares and 5,795,921,069 Savings Shares; the 10,185,852,972 Shares are net of 101,208,867 Shares of treasury stock already held by the Company and its subsidiary Telecom Italia Finance S.A. (formerly Olivetti International S.A.) which resulted from the redistribution of the share capital in connection with the Merger of Old Telecom Italia with and into Olivetti.

Net income per Share as of June 30, 2004 is calculated on the basis of 16,003,016,009 shares outstanding, of which 10,207,094,940 Shares and 5,795,921,069 Savings Shares; the 10,207,094,940 Shares outstanding are net of 101,208,867 Shares of treasury stock already held by the Company and its subsidiary Telecom Italia Finance.

The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Shares.

(2)	Gross Operating Profit was €14,280 million, €6,921 million and €7,089 million in 2003 and in the six months ended June 30, 2003 and 2004, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunications operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgment in applying accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors Gross Operating Profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Year ended December 31, 2003	Six months ended June 30,
		2003	2004
	(millions of Euro)
		(Unaudited)
Operating income	6,789	3,281	3,596
Depreciation and Amortization	6,779	3,357	3,212
Other external charges: (*)
• Provision for bad debts	471	200	132
• Write-downs of fixed assets and intangibles	6	2	1
• Provision for risks	70	61	34
• Other provisions and operating charges	485	171	230
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(320)	(151)	(116)

Gross Operating Profit	14,280	6,921	7,089

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of Gross Operating Profit.

(3)	Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31, 2003	As of June 30, 2004
	(millions of Euro)
		(Unaudited)
Short-term debt, including current portion of long-term debt	10,613	5,910
Long-term debt	30,852	34,485

Gross debt	41,465	40,395
Cash and cash equivalents:
• Bank and postal accounts	(4,870)	(5,689)
• Cash and valuables on hand	(7)	(10)
• Receivables for securities held under reverse repurchase agreements	(60)	(13)
Marketable securities	(2,719)	(1,054)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(826)	(561)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (long-term)	(307)	(320)
Financial prepaid expense/deferred income, net and accrued financial income/expense, net (short-term)	670	469

Net Financial Debt	33,346	33,217

(4)	For purposes of calculating the ratio of “earnings to fixed charges”:
•	“earnings” is calculated by adding:
•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries;
•	“fixed charges” (as defined below);
•	amortization of capitalized interest and issue debt discounts or premiums;
•	dividends from equity investees; and
•	equity in losses of equity investees;

and then subtracting:

•	capitalized interest for the applicable period; and
•	equity in earnings of equity investees.
•	“fixed charges” is calculated by adding:
•	interest costs (both expensed and capitalized);
•	issue costs and any original issue debt discounts or premiums; and
•	an estimate of the interest within rental expense for operating leases.

The term “equity investees” means investments that Telecom Italia accounts for using the equity method of accounting.

(5)	Data include multiple lines for ISDN and exclude internal lines.
(6)	Data exclude internal lines.
(7)	Number of contracts. Broadband access contracts in Italy as of December 31, 2003 were 2,040,000, while as of June 30, 2003 and 2004 were 1,375,000 and 2,975,000, respectively.
(8)	Number of contracts: data include Teleconomy, Hellò and other Business voice offers.
(9)	Data refer to TACS and GSM services lines, including holders of Prepaid Cards.
(10)	The foreign lines include those of mobile telecom affiliates in Turkey and the Czech Republic.

Telecom Italia Group Results for the Six Months ended June 30, 2004 compared to June 30, 2003

The information in this section should be read in conjunction with the Telecom Italia Group’s Unaudited Interim Consolidated Financial Statements, and the Notes thereto, included elsewhere in this Report on Form 6-K.

The summary selected financial data for the Telecom Italia Group as of June 30, 2004, and for the six months ended June 30, 2004 and 2003, have been extracted or derived from the unaudited interim consolidated financial statements prepared in accordance with Italian GAAP which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for the unaudited interim periods. Results for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the entire year.

Business Unit Financial Data

The following table sets forth operating revenues, gross operating profit, operating income and capital expenditures by Business Unit.

	Gross Operating Revenues		Gross Operating Profit(7)		Operating Income		Capital expenditures
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2003(1)	2004	2003(1)	2004	2003(1)	2004	2003(1)	2004
	(millions of Euro)
Wireline(2)(3)	8,569	8,684	3,979	4,124	2,433	2,639	1,075	1,089
Mobile	5,534	6,152	2,624	2,918	1,826	1,967	406	670
South America(4)	559	533	197	195	69	67	61	54
Internet and Media(5)	863	306	246	17	80	(39)	39	20
IT Market	358	355	30	30	9	12	15	14
IT Group	465	454	24	31	(39)	(39)	60	50
Olivetti Tecnost	332	306	17	22	(3)	10	10	8
Other activities and eliminations(3)(4)(6)	(1,531)	(1,568)	(196)	(248)	(1,094)	(1,021)	57	88

Total	15,149	15,222	6,921	7,089	3,281	3,596	1,723	1,993

(1)	The data relating to the six months ended June 30, 2003 have been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(2)	Starting from January 1, 2004, the company Telefonia Mobile Sanmarinese S.p.A., 51% owned by Intelcom San Marino, is consolidated on a line by line basis in the Wireline Business Unit.
(3)	The data include BBNed, that, starting from September 2003, is no longer included in Other Activities and became part of Wireline Business Unit.
(4)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. Paolo Dal Pino, from March 1, 2004, was appointed by Telecom Italia’s Chairman Marco Tronchetti Provera as Representative of Telecom Italia Group in Latin America. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in other activities. The data relating to the first half ended June 30, 2003 has been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the figures related to the six months ended June 30, 2003 include the results of operations of New SEAT Group that was subsequently disposed of, as well as the results of operations of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(6)	The data include the operations of the TILab Corporate Function, as well as the financial companies, the centralized Group services, the staff Functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

(7)	The following tables reconcile operating income to the calculation of Gross Operating Profit on a segmental basis by showing the Statement of Operation Items included in calculating Gross Operating Profit.

	Six months ended June 30, 2003
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and eliminations	Consolidated Total
	(millions of Euro)
Operating income	2,433	1,826	69	80	9	(39)	(3)	(1,094)	3,281
Depreciation and Amortization	1,390	739	106	130	17	64	12	899	3,357
Other external charges: (*)
• Provision for bad debts	100	51	22	21	1	—	1	4	200
• Write-downs of fixed assets and intangibles	—	—	2	—	—	—	—	—	2
• Provision for risks	34	1	—	17	2	—	2	5	61
• Other provisions and operating charges	109	28	—	4	6	5	13	6	171
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(87)	(21)	(2)	(6)	(5)	(6)	(8)	(16)	(151)

Gross Operating Profit	3,979	2,624	197	246	30	24	17	(196)	6,921

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of Gross Operating Profit.

	Six months ended June 30, 2004
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and eliminations	Consolidated Total
	(millions of Euro)
Operating income	2,639	1,967	67	(39)	12	(39)	10	(1,021)	3,596
Depreciation and Amortization	1,341	873	102	49	14	66	10	757	3,212
Other external charges: (*)
• Provision for bad debts	51	46	24	7	1	—	1	2	132
• Write-downs of fixed assets and intangibles	—	—	1	—	—	—	—	—	1
• Provision for risks	15	4	—	1	1	5	—	8	34
• Other provisions and operating charges	154	53	1	2	4	4	2	10	230
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(76)	(25)	—	(3)	(2)	(5)	(1)	(4)	(116)

Gross Operating Profit	4,124	2,918	195	17	30	31	22	(248)	7,089

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of Gross Operating Profit.

Organic growth

Throughout the discussion which follows we use the term “organic growth”. Organic growth means that the percentage changes provided assume that, on a six month period to six month period comparison basis, the effects of changes in the scope of consolidation are excluded and exchange rates are calculated on a constant currency basis. Constant currency means that the difference in exchange rates between periods are eliminated by using the same exchange rate. The historical results for the first half of 2004 are presented, while the results for the first half of 2003 have been adjusted to reflect changes in the scope of consolidation and to eliminate exchange rate effects. The following table reconciles first half 2003 historical figures to first half 2003 adjusted figures to show organic growth from the six months ended June 30, 2003 to the six months ended June 30, 2004 for operating revenues, gross operating profit and operating income. Management believes that providing this additional information enables the reader to better understand the actual operating changes which are impacting the results of operations.

	Six months ended June 30,		Growth
	2004 (A)	2003 (B)	Amount (A-B)%
	(millions of Euro, except percentages)
Operating revenues on a historical basis	15,222	15,149	73	0.5

Changes in the scope of consolidation	—	(642)
Of which from the sale of New SEAT	—	(563)
Changes in exchange rates	—	(47)

Operating revenues on a comparable basis	15,222	14,460	762	5.3

Gross Operating Profit on a historical basis	7,089	6,921	168	2.4

Changes in the scope of consolidation	—	(236)
Of which from the sale of New SEAT	—	(242)
Changes in exchange rates	—	(10)
Cancellation of the TLC license fee impact	—	119

Gross Operating Profit on a comparable basis	7,089	6,794	295	4.3

Operating income on a historical basis	3,596	3,281	315	9.6

Changes in the scope of consolidation	—	(138)
Of which from the sale of New SEAT	—	(128)
Changes in exchange rates	—	0
Cancellation of the TLC license fee impact	—	143

Operating income on a comparable basis	3,596	3,286	310	9.4

Telecom Italia Group Consolidated Results

For the six months ended June 30, 2004, our consolidated net income was €405 million (net income of €863 million before minority interests) compared to consolidated net income of €1,056 million (net income of €1,592 million before minority interests) for the first six months ended June 30, 2003.

The decrease in our consolidated net income (a decrease of €651 million) was due to the following factors:

•	an increase in operating income (an increase of €315 million, of which €143 million was attributable to the cancellation of the TLC license fee following the verdict handed down by the European Court of Justice in September 2003);

•	the improvement in financial income (expense), net of €342 million;

•	the improvement in other income and (expense), net of €384 million;

•	the lower minority interests in earnings of €78 million; and

•	the higher income taxes of €1,770 million; in the first six months of 2003, the income taxes reflected a tax benefit of €288 million mainly as a result of the recognition of deferred tax assets (€1,286 million) which became recoverable due to the Merger between Olivetti and Old Telecom Italia. Without this benefit income taxes payable in the first six months of 2004 was a charge of €1,482 million.

Our consolidated operating revenues for the six months ended June 30, 2004 were €15,222 million, an increase of €73 million or 0.5% compared to the same period in 2003. Excluding the negative effects of exchange rate fluctuations (€47 million, of which €27 million related to the South America telecommunication companies) and changes to the consolidation area (€642 million, of which €563 million related to the sale of New SEAT from the Internet and Media Business Unit which occurred on August 1, 2003), organic growth reached 5.3% (an increase of €762 million).

Organic growth of consolidated operating revenues reflected:

•	a significant increase in the revenues of the Mobile Business Unit (an increase of €664 million), which was driven by the domestic market—voice traffic and value-added services (an increase of €304 million)—and by the Brazilian market;

•	an increase of €74 million in the revenues of the Wireline Business Unit, largely attributable to the success in developing the Broadband market and innovative services—in particular Web services—the maintenance of our position in the core market of Retail Telephone and further enhancements to the offering of wholesale services;

•	an increase of €48 million in the revenues of the Internet and Media Business Unit, €17 million in the IT Market Business Unit and €14 million in the Olivetti Tecnost Business Unit; and

•	a decrease of €45 million in the revenues of wireline/integrated companies in South America (mainly due to the Entel Chile Group).

Operating revenues from telecommunications services are shown gross of the portion due to third-party operators of €2,271 million (€2,268 million in the first half of 2003).

The table below sets forth, for the periods indicated, gross operating revenues and consolidated operating revenues by Business Unit and the percentage contribution of such Business Unit to our consolidated operating revenues.

	Six months ended June 30,
	2003(1)			2004
	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues	Gross Operating Revenues(2)	Consolidated Operating Revenues(3)	% of Consolidated Operating Revenues
	(millions of Euro, except percentages)
Wireline(4)(5)	8,569	7,657	50.6%	8,684	7,762	51.0%
Mobile	5,534	5,401	35.7%	6,152	6,032	39.6%
South America(6)	559	551	3.6%	533	531	3.5%
Internet and Media(7)	863	767	5.1%	306	205	1.4%
IT Market	358	308	2.0%	355	322	2.1%
IT Group	465	22	0.1%	454	15	0.1%
Olivetti Tecnost	332	324	2.1%	306	291	1.9%
Other activities(5)(6)(8)	546	119	0.8%	570	64	0.4%

Total operating revenues	17,226	15,149	100.0%	17,360	15,222	100.0%

(1)	The data relating to the six months ended June 30, 2003 have been reclassified and presented consistent with the first half of 2004 presentation.
(2)	Gross operating revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(3)	Consolidated operating revenues are revenues recorded by each business area on a consolidated basis after elimination of intercompany sales.
(4)	Starting from January 1, 2004, the company Telefonia Mobile Sanmarinese S.p.A., 51% owned by Intelcom San Marino, is consolidated on a line by line basis in the Wireline Business Unit.
(5)	Starting from September 2003, BBNed is no longer included in Other Activities and became part of Wireline Business Unit.
(6)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. Paolo Dal Pino, from March 1, 2004, was appointed by Telecom Italia’s Chairman Marco Tronchetti Provera as Representative of Telecom Italia Group in Latin America. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other Activities. The data relating to the first half ended June 30, 2003 has been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(7)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the figures related to the six months ended June 30, 2003 include the results of operations of New SEAT Group that was subsequently disposed of, as well as the results of operations of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(8)	The data include the operations of the TILab Corporate Function, as well as the financial companies, the centralized Group services, the staff Functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.

The table below sets forth, for the periods indicated, consolidated operating revenues by geographic area and the percentage of total consolidated operating revenues.

	Six months ended June 30,
Geographic Area	2003		2004
	(millions of Euro, except percentages)
		%		%
Italy	12,216	80.6	12,071	79.3
Rest of Europe	1,228	8.1	1,225	8.0
North America	308	2.0	243	1.6
Central and South America	1,175	7.8	1,442	9.5
Australia, Africa and Asia	222	1.5	241	1.6

Total consolidated operating revenues	15,149	100.0	15,222	100.0

Our consolidated gross operating profit, as calculated below, was €7,089 million for the six months ended June 30, 2004 compared to €6,921 million for the six months ended June 30, 2003 (please see table below), an increase of €168 million or 2.4%.

Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunications operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgment in applying accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors Gross Operating Profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Six months ended June 30,
	2003	2004
	(millions of Euro)
Operating income	3,281	3,596
Depreciation and Amortization	3,357	3,212
Other external charges: (*)
• Provision for bad debts	200	132
• Write-downs of fixed assets and intangibles	2	1
• Provision for risks	61	34
• Other provisions and operating charges	171	230
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(151)	(116)

Gross Operating Profit	6,921	7,089

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of Gross Operating Profit.

Excluding the charges for the TLC license fee (€119 million) recorded in the six months ended June 30, 2003, our consolidated Gross Operating Profit increased by €49 million or 0.7%. Moreover, excluding the negative effects of exchange rate fluctuations (€10 million) and the changes in the scope of consolidation

(€236 million, mainly due to the disposal of New SEAT), organic growth of Gross Operating Profit was 4.3% (an increase of €295 million) and arose principally from the Mobile Business Unit (an increase of €245 million, of which €185 million related to the domestic market) and Wireline Business Unit (an increase of €78 million).

Gross Operating Profit was impacted by:

•	the lower costs of personnel—a decrease of €174 million, from €2,229 million in the six months ended June 30, 2003 to €2,055 million in the six months ended June 30, 2004—as a result of the changes in the scope of consolidation (mainly related to the Internet and Media Business Unit) and the reduction at the parent company Telecom Italia in the average number of employees. As a percentage of operating revenues, personnel costs decreased from 14.7% in the six months ended June 30, 2003 to 13.5% in the six months ended June 30, 2004; and

•	the increase in costs of external services rendered (included under Other external charges) and cost of materials mainly as a result of continuing development of the telecommunications activities.

Gross operating margin was 46.6% in the six months ended June 30, 2004 compared to 46.5% in the six months ended June 30, 2003 on a comparable basis which excludes only the TLC license fee from the first half of 2003.

Our consolidated operating income amounted to €3,596 million for the six months ended June 30, 2004 compared to €3,281 million for the six months ended June 30, 2003, an increase of €315 million or 9.6%. Excluding the charges for the TLC license fee (€143 million) recorded in the six months ended June 30, 2003, operating income increased by €172 million or 5.0%. Moreover, excluding the effects of the changes to the scope of consolidation, organic growth was €310 million or 9.4%.

The increase in operating income was largely due to the decrease of €145 million in depreciation and amortization (from €3,357 million in the six months ended June 30, 2003 to €3,212 million in the six months ended June 30, 2004) and the decrease in the provision for bad debts (from €200 million in the six months ended June 30, 2003 to €132 million in the six months ended June 30, 2004, mainly as a result of the decrease at parent company Telecom Italia). The decrease in depreciation and amortization was principally due to the following:

•	the decrease of €206 million in amortization of goodwill from €985 million in the six months ended June 30, 2003 to €779 million in the six months ended June 30, 2004, mainly due to the disposal of New SEAT and the write-down of goodwill made in 2003; and

•	the increase in amortization and depreciation of fixed intangible (other than goodwill) and tangible assets of €61 million from €2,372 million in the six months ended June 30, 2003 to €2,433 million in the six months ended June 30, 2004, principally due to the amortization of the UMTS license by TIM S.p.A..

As a percentage of operating revenues, operating income was 23.6% in the six months ended June 30, 2004 compared to 22.6% in the six months ended June 30, 2003 on a comparable basis which excludes only the TLC license fee from the first half of 2003.

Total financial income and expense, net showed an expense balance of €931 million in the six months ended June 30, 2004 (an expense balance of €1,273 million in the six months ended June 30, 2003), representing an improvement of €342 million compared to the first half of 2003.

Financial income (which includes interest and other income on securities, interest income from banks, affiliated and other companies and gain on foreign exchange as well as certain other miscellaneous income, including income on derivative contracts) increased by €51 million from €453 million in the first half of 2003 to €504 million in the first half of 2004. In particular, financial income included €62 million of gains on the sale in January 2004 of the residual stake (14.78%) held by the Group in Telekom Austria.

Financial expense (which includes interest expense on financial indebtedness, foreign exchange losses and income or loss from equity investees) decreased by €291 million from €1,726 million in the first half of 2003 to €1,435 million in the first half of 2004. Such improvement was principally attributable to the fact that in the first half of 2003 this item included the provision of €143 million relating to certain put/call options with J.P. Morgan exercised early, and finalized in August 2003, relating to Seat Pagine Gialle shares, as well as the expenses and commissions connected with the Merger of Old Telecom Italia and Olivetti (€47 million).

Other income and (expense), net improved from a net expense of €704 million in the first half of 2003 to a net expense of €320 million in the first half of 2004, a decrease of €384 million.

Other income of €146 million decreased by €34 million compared to the first half of 2003 and comprised:

•	gains of €69 million on the sale of equity investments, fixed assets and business segments (gains for the first half of 2003 totaled €46 million); and

•	other income of €77 million (€134 million in the first half of 2003, of which €131 million was for prior period income arising from the recovery of pre-amortization interest—on the expenses for employee benefit obligations under Law No. 58/1992 that were paid, with reserve, to INPS up to 1999—following the termination of litigation after the courts ruled in Old Telecom Italia’s favor).

Other expenses amounted to €466 million and decreased by €418 million mainly as a result of the following costs and expenses incurred in the first half of 2003: the expenses in connection with the sale of New SEAT (€252 million); the expenses connected with the Merger between Old Telecom Italia and Olivetti (€110 million); the provision relating to the transaction with Pagine Italia (€55 million) and the write-down of the goodwill of EPIClink and other provisions related to equity investments (€70 million). In the first half of 2004, other expenses included:

•	€282 million relating to the costs incurred in connection with the transaction with De Agostini ended through the acquisition of a 40% equity interest in Webfin (which owns 66% of Matrix) at a selling price of €325 million against a value, as assessed by evaluations carried out by third parties, of €43 million;

•	€45 million (€86 million in the first six months of 2003) of expenses and provisions for employee cutbacks and layoffs (of which €36 million was borne by the parent company Telecom Italia; €58 million for the first half of 2003);

•	€39 million of expenses under the Law No. 58/1992 to cover employees under the former “Telephone Employees Pension Fund” (FPT) (€43 million for the first half of 2003);

•	€3 million for prior period taxes (€30 million in the first half of 2003 for the portion of the cost of the tax amnesty not covered by the reserve for income taxes); and

•	€2 million for losses on the sale of intangible, fixed assets and long-term investments (€6 million for the first half of 2003), €11 million for provisions to reserve for risks and charges and €84 million for prior period expenses and other miscellaneous expenses (€83 million for the first half of 2003).

* * *

As of June 30, 2004, the Telecom Italia Group had 93,178 units compared with 93,187 units at December 31, 2003. Such change was due to the changes to the scope of consolidation (a decrease of 614 units, of which 188 units and 123 units relating to the sale of CIPI and GPP group, respectively, by the Internet and Media Business Unit and 257 units as a result of the outsourcing of the “Document management” activities by Telecom Italia and Emsa Servizi) substantially offset by turnover (an increase of 605 units).

The table below sets forth, for the periods indicated, the number of employees related to the Telecom Italia Group.

	As of June 30, 2004	As of December 31, 2003	As of June 30, 2003
Italy	77,478	78,069	83,362
Abroad	15,700	15,118	19,179

Total employees	93,178	93,187	102,541

Business Units

The following discussion relates to our principal Business Units as they were organized in the first half of 2004.

In particular, on March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the “delocalized” Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. Paolo Dal Pino, from March 1, 2004, was appointed by Telecom Italia’s Chairman Marco Tronchetti Provera as Representative of Telecom Italia Group in Latin America. The Wireline and Mobile Business Units—with their present corporate organizational structure—are nevertheless responsible for the results of the subsidiaries in Latin America under their control.

As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other Activities.

Wireline

The following table sets forth, for the periods indicated, certain financial data for the Wireline Business Unit.

	Six Months ended June 30,
Wireline	2003(1)	2004
	(millions of Euro, except percentages)
Gross operating revenues	8,569	8,684

Gross operating profit	3,979	4,124

% of gross operating revenues	46.4	47.5

Operating income	2,433	2,639

% of gross operating revenues	28.4	30.4

(1)	The data relating to the first half ended June 30, 2003 has been reclassified and presented consistent with the first half ended June 30, 2004 presentation.

During the first six months of 2004, Gross operating revenues increased by €115 million or 1.3% compared to the same period of the prior year, confirming the positive trend registered in the year 2003 (an increase of 1.0% compared to 2002); organic growth was 0.9% (an increase of €74 million). The increase was due to the significant growth in innovative services such as broadband, in domestic and international markets (France and Germany), innovative data transmission and web services. Revenues from Wholesale services also increased while revenues from Retail Telephone and Retail Value Added Services decreased. In particular, in the first six months of 2004, the European broadband activities (France and Germany) contributed total revenues of €84 million.

Wireline records gross operating revenues in the following business areas: retail telephone, retail internet, data business, retail value added services (VAS) and wholesale services.

Retail Telephone.    Retail telephone revenues consist mainly of traffic revenues and fee revenues: traffic revenues are directly related to traffic volumes, tariffs and fees for tariff packages; fees are attributable to access fee, fees for additional services and for equipment rental and assurance.

Revenues from Retail Telephone were €5,144 million in the first half of 2004, a slight decrease of €44 million, or 0.8% compared to the first half of 2003 principally due to a decline in traffic revenues that were partly offset by the sale of products, especially the Aladino cordless phone.

Wireline Business Unit has implemented various strategies to strengthen customer loyalty and to limit the impact of increasing competition. In particular Retail Telephone has been adding new attractive features to the flat rate tariff structure, including new value-added service packages (such as Tutto 4*) and new devices such as Aladino, launched during the previous year, which allow easy usage of new services. These strategies and the continued enlargement of the range of tariff packages have been critical in Wireline’s defense of market share on traffic volumes. Telecom Italia’s market share in retail traffic volumes—voice and on line traffic (on line traffic is included in Retail Internet)—as of June 30, 2004 was 71.9% compared with 71.6% as of June 30, 2003.

This result reflects retention and win back policies supported by Teleconomy and Hellò offers, combined with selective marketing strategies for high value customers. Flat Voice Offers (Teleconomy offers and other business customized offers) had more than 5.7 million users as of June 30, 2004 compared to 5.5 million at the same period of the previous year.

Retail Internet and Data Business.    Retail Internet services consist mainly of ADSL services (connections, traffic, services, equipment and portals) and traditional internet traffic (such as dial-up), which is declining as ADSL is growing. Retail Internet revenues consist primarily of internet dial-up traffic revenues and revenues from access fees for ADSL connections. Data Business consist primarily of:

•	data transmission and network services for business customers; and

•	leased lines that are trunk lines offering a customer-subscriber a permanent connection for telecommunication services between two geographically separate points. This kind of connection can be used to handle high volume voice, data or video transmission.

Revenues from Retail Internet and Data Business were €1,232 million, an increase of €145 million, or 13.3%, compared to the same period of the previous year. The growth was driven mainly by the Alice Adsl and Smart Adsl offers which increased by €147 million, or 134% and innovative data transmission services increasing by €50 million, or 20% compared to the first half of 2003, partly offset by internet dial-up traffic (a decrease of €19 million compared to the first half of 2003) and traditional data transmission services, including leased lines (a decrease of €44 million compared to the first half of 2003).

As of June 30, 2004, broadband accesses equaled 3,273,000 (an increase of 1,073,000 compared to December 31, 2003), which included 2,975,000 domestic broadband accesses (an increase of 935,000 compared to December 31, 2003) and 298,000 international broadband accesses (an increase of 138,000 compared to December 31, 2003).

Retail Value Added Services (VAS).    VAS consist of new services for all Wireline customers such as Web Services, Outsourcing and Security for Business customers and SMS (short messages from fixed telephone), “Memotel” (centralized mailbox) and “Chi è” (identification of calling number) for residential customers.

Revenues from VAS, were €486 million in the first half of 2004, a decrease of €115 million, or 19%. The reduction is attributable to the premium services (a decrease of €176 million), partly offset by other innovative services (Web services, Security, Multimedia) which increased by 21%, an increase of €61 million.

Wholesale Services.    Wholesale services consist of national and international services to other domestic and international operators. Services offered to other domestic operators (wireline and wireless operators as well as Internet service providers) consist mainly of interconnection to Telecom Italia’s network, in terms of access and traffic (carried traffic and transits); broadband access (ADSL and XDSL access); and leased lines. Services offered to international operators consist mainly of traffic (carried traffic and transits) and data access.

Revenues from Wholesale Services were €1,647 million in the first half of 2004, an increase of €45 million, or 3% compared to the same period of 2003. Domestic Wholesale Services increased by approximately €27 million due to Broadband services. International Wholesale Services increased by approximately €18 million, due to growth in traffic volumes carried for other operators.

In the first half of 2004, total Wireline traffic revenues were €3,916 million a decrease of €193 million or 4.7% compared to the same period of 2003. Retail traffic decreased by approximately €236 million, mainly due to tariff packages (offering discounted tariffs with a monthly fee), price competition and internet dial up traffic reduction, partially offset by strong ADSL traffic growth. Wholesale traffic, increased by €43 million, mainly in traffic carried to other operators.

As of June 30, 2004, the number of subscriber fixed lines in Italy decreased to 26,264 thousand from 26,596 thousand as of December 31, 2003. Such decrease takes into account ISDN lines, equal to 5,941 thousands as of June 30, 2004 (6,027 thousand lines as of December 31, 2003).

The contribution of Wireline Business Unit to our consolidated operating revenues amounted to €7,657 million in the first half of 2003 and €7,762 million in the first half of 2004.

Gross operating profit increased by €145 million, or 3.6% from €3,979 million in the six months ended June 30, 2003 to €4,124 million in the six months ended as of June 30, 2004 (excluding the charges for the TLC license fee recorded in the six months ended June 30, 2003, gross operating profit increased by €85 million, or 2.1%), due to the result of an efficiency plan that brought savings in personnel cost and in discretionary operating expenses.

Gross operating margin improved by 1.1% from 46.4% in the first half of 2003 to 47.5% in the first half of 2004.

Operating income increased by €206 million, or 8.5% from €2,433 million in the first six months ended June 30, 2003 to €2,639 million in the first six months ended June 30, 2004, as a result of the improvement in gross operating profit and a significant reduction in depreciation and amortization. Excluding the charges for the TLC license fee recorded in the six months ended June 30, 2003, operating income increased by 4.8%.

Operating margin improved by 2.0% from 28.4% in the first half of 2003 to 30.4% in the first half of 2004.

As of June 30, 2004, the Wireline Business Unit had 51,329 employees, an increase of 563 units compared to December 31, 2003 (50,766 employees). This was due to the hiring of 1,226 persons, including 860 in Telecontact Center, who had been self-employed and operating in Atesia, and the increase in resources for Telecom Italia France, offset by 904 resignations (mainly in Telecom Italia Wireline). There were also organizational changes—concerning the activities conducted by the company’s telephone exchange services—

which brought 216 persons to Wireline. In addition, there were intercompany transfers involving 19 persons and the acquisition of the company Telefonia Mobile Sammarinese which increased employees by six.

Mobile (TIM group)

The following table sets forth, for the periods indicated, certain financial data for the Mobile Business Unit.

	Six Months ended June 30,
Mobile	2003	2004
	(millions of Euro, except percentages)
Gross operating revenues	5,534	6,152

Gross operating profit	2,624	2,918

% of gross operating revenues	47.4	47.4

Operating income	1,826	1,967

% of gross operating revenues	33.0	32.0

The following table sets forth for the periods indicated, certain domestic Italian statistical data for TIM.

	Six Months ended June 30,
	2003	2004
TIM lines at period-end (thousands)(1)	25,610	26,011
TIM lines growth per annum (%)	5.8	1.6
Average revenue per mobile line per month (€)(2)	28.3	29.4
Cellular penetration at period-end (TIM customers per 100 inhabitants)(%)	44.4	45.1
Cellular market penetration at period-end (customers for the entire market per 100 inhabitants)(%)	94.4	102.0
Total mobile outgoing traffic per month (millions of minutes)	1,995	2,145

(1)	Includes lines of TACS and GSM services, including Prepaid Customers and excludes the “silent” lines.
(2)	Including Prepaid Card revenues and non—TIM customer traffic revenues and excluding equipment sales.

TIM group gross operating revenues from mobile services were €6,152 million for the six months ended June 30, 2004, an increase of €618 million, or 11.2% in the first half of 2004 compared to €5,534 million for the first half of 2003. Excluding the effect of changes in exchange rates, organic growth in revenues would have been €664 million, or 12.1% compared to the six months ended June 30, 2003.

This increase was primarily due to TIM’s performance in the Italian market where revenues increased by 6.8%, despite increasing competition, and to the development of the international activities, in particular in Brazil. The contribution of international activities was €1,365 million, up 29.8% due in particular to development in Brazil, where revenues of €800 million were posted (an increase of 47.1% compared to the first half of 2003 and an increase of 49.7% excluding the exchange rate effects).

The contribution of the Mobile Business Unit to our consolidated operating revenues was €5,401 million in the first half of 2003 and €6,032 million in the first half of 2004.

Gross operating profit was €2,918 million in the first half of 2004, an increase of €294 million, or 11.2% compared to the first half of 2003 (€2,624 million). The gross operating margin remained stable at 47.4%. Excluding the effect of changes in exchange rates and the telecommunication license fee, the growth in gross operating profit would have been 9.2%. The improvement in gross operating profit can be attributed to the positive performance of the existing activities and the reduction of the impact of the costs of GSM start-up in Brazil, as the customer base has grown. At June 30, 2004, TIM had 10.4 million customers in Brazil compared to 8.3 million at December 31, 2003 and 6.3 million at June 30, 2003.

Operating income was €1,967 million in the first half of 2004, an increase of €141 million, or 7.7%, compared to the first half of 2003. Excluding the effect of changes in exchange rates and the telecommunication license fee, the growth in operating income would have been 4.2%. Operating margin decreased from 34.1% in the first half of 2003 (excluding the effect of the telecommunication license fee) to 32% in the first half of 2004. This decrease is particularly affected by the start, in January 2004 of the amortization of the UMTS license acquired by TIM S.p.A. in 2000 and by the higher depreciation due to continued higher levels of investment both in Italy and Brazil.

As of June 30, 2004, the TIM Group had a total of 49.6 million mobile lines, not including Telecom Italia Group mobile lines, an increase of 11.5% compared to December 31, 2003 (a total of 44.5 million mobile lines).

As of June 30, 2004, the TIM Group had 19,723 employees, an increase of 835 units compared to December 31, 2003 (18,888 employees). This increase was due principally to the acquisition of the IT Telecom business segment made by TIM S.p.A. and by the further increase of employees in Brazil.

TIM (parent company)

TIM had operating revenues in the first half of 2004 of €4,803 million, an increase of 6.8% compared to €4,499 million for the six months ended June 30, 2003.

TIM lines were 26,011 thousand lines at June 30, 2004, a 0.2% decrease compared to December 31, 2003 (26,076 thousand). TIM’s total GSM lines increased by 0.2% in the six months ended June 30, 2004, to 25,564,000 lines at June 30, 2004, while TIM’s total TACS lines decreased by 22.3% in the fist half of 2004 to 447,000 lines at June 30, 2004, in each case compared to December 31, 2003. Due to the termination of the TACS services over the next few years and implementation of mobile number portability, customer transfer to the GSM service is in progress. Approximately 98.3% of TIM’s lines are now GSM lines. Prepaid lines (GSM and TACS) decreased by 0.2% in the six months ended June 30, 2004.

As of June 30, 2004, TIM had a market share in Italy of approximately 44% (including TACS and GSM) compared to approximately 46% as of December 31, 2003, and a market share of approximately 43.6% for GSM only compared to 45.3% as of December 31, 2003. The overall market grew by 3.9% in the six months ended June 30, 2004 from 56.8 million lines at the end of 2003 to 59.0 million lines as of June 30, 2004. The aggregate number of customers as of June 30, 2004 for TIM’s analog and GSM services represented a penetration rate of 45.1% compared to 45.3% at December 31, 2003. In the six months ended June 30, 2004, TIM had a 2.9% market share of net additional GSM lines. The total of TIM’s net additional lines in the first half of 2004, amounted to a reduction of 0.1 million, compared to increases of 0.8 million for Vodafone Omnitel, 0.9 million for Wind and the remaining 0.6 million attributable to H3G (3).

TIM’s statistical data excludes 710 thousand “silent” lines. The Italian market, which has a high penetration of prepaid cards, is characterized by certain customers acquiring multiple lines in order to take advantage of specific/time-limited commercial offer. Once these offers expire these customers tend not to continue the use of such lines which is facilitated by the prepaid nature of the arrangement. As a result, TIM excludes the silent lines in order to provide greater consistency between the number of lines managed by TIM and the development of the business.

In the six months ended June 30, 2004, TIM traffic volumes increased by 8.5% in terms of minutes and mobile traffic revenues increased by 2.6% in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 (€3,548 million against €3,457 million in the six months ended June 30, 2003). In addition to the volume increases, the growth in revenues was primarily due to the higher impact of VAS revenues. The average monthly revenue per mobile line (ARPU) (which includes traffic and VAS revenues) increased from approximately €28.3 in the six months ended June 30, 2003 to €29.4 in the six months ended June 30, 2004 (including service revenues from non TIM clients).

TIM revenues from equipment sales increased by 38.5% in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 (€223 million against €161 million in the six months ended June 30, 2003). In particular handset volumes increased by 48% due principally to TIM’s wide portfolio offering with more than 30 products ranging from MMS to the Edge/UMTS phones.

Mobile subscription fees decreased by 15.9% in six months ended June 30, 2004 compared to six months ended June 30, 2003 (€74 million against €88 million in six months ended June 30, 2003) due to the continuing sharp expansion in the prepaid service customer base, where no subscription fees are paid.

TIM revenues from Value Added Services (VAS) increased by 26.1% to €594 million in the first half of 2004 compared to €471 million in the first half of 2003. Due to the continuing introduction of new services and the particular success of SMS services, the VAS business grew significantly with revenues from value added services representing 13.0% of services revenues and 12.4% of total revenues in the first half of 2004, compared to 10.9% and 10.5%, respectively in the first half of 2003. In the first half of 2004, TIM actively marketed the increase in use of VAS through promotional campaigns.

Due to effective CRM (Customer Relations Management) and innovative offers, TIM’s churn rate remained stable at 1% per month as recorded in the first half of 2003. The churn rate represents the number of TIM customers whose service was discontinued during a period due to a payment default or who voluntarily gave up a mobile telephony service during that period, expressed as a percentage of the average number of customers during that period.

TIM gross operating profit was €2,632 million in the first half of 2004 compared with the gross operating profit of €2,388 million in the first half of 2003, a 10.2% increase. Gross operating margin was 54.8% (53.1% in the first half of 2003).

TIM operating income was €2,057 million in the first half of 2004 compared to €1,824 million in the first half of 2003 an increase of 12.8%. Operating margin was 42.8% in the first half of 2004 and 40.5% in the first half of 2003.

Mobile Latin America

The following table sets forth for the periods indicated certain financial data for the Mobile business unit in Latin America.

	Six Months ended June 30,
Mobile Latin America	2003	2004
	(millions of Euro, except percentages)
Gross operating revenues	674	951

Gross operating profit	105	167

% of gross operating revenues	15.6	17.6

Operating loss	(80)	(94)

% of gross operating revenues	(11.9)	(9.9)

The gross operating revenues of the Mobile Business Unit in Latin America were €951 million in the first half of 2004 compared with €674 million in the first half of 2003, an increase of 41.1%. Excluding the effect of changes in the exchange rates, the growth in gross operating revenues would have been 47.9%.

Gross operating profit amounted to €167 million in the first half of 2004, an increase of €62 million, or 59%, compared to the first half of 2003 (€105 million), mainly due to the improvement of the performance of the start-up of the GSM service in Brazil.

Operating loss amounted to €94 million in the first half of 2004 compared to an operating loss of €80 million in the first half of 2003.

South America (Chile and Bolivia)

The following table sets forth, for the periods indicated, certain financial data for the Entel Chile group and Entel Bolivia group.

	Six Months ended June 30,
South America (Chile and Bolivia)	2003(1)	2004
	(millions of Euro, except percentages)
Gross operating revenues	559	533

Gross operating profit	197	195

% of gross operating revenues	35.2	36.6

Operating income	69	67

% of gross operating revenues	12.3	12.6

(1)	The data relating to the first half ended June 30, 2003 has been reclassified and presented consistent with the first half ended June 30, 2004 presentation.

Gross operating revenues were €533 million in the first half of 2004, a decrease of 4.7% compared to the same period of 2003. The decrease was mainly due to lower revenues at the Entel Chile Group. The change in exchange rates increased revenues by €19 million (of which an increase of €30 million relates to the Chilean peso and a decrease of €11 million to the Bolivian currency). Excluding the exchange rate effects, gross operating revenues would have decreased by €45 million, or 7.8%.

The contribution of South America Business Unit to our consolidated operating revenues was €551 million in the first half of 2003 and €531 million in the first half of 2004.

The fluctuations in exchange rates described above affected profitability. In particular, gross operating profit decreased by €2 million, or 1%, compared to the same period of 2003, despite exchange rate benefits amounting to €6 million. Excluding the exchange rate effects, gross operating profit would have decreased by 3.9%. As a percentage of revenues, gross operating profit was 36.6% in the first half of 2004 (35.2% in the same period of 2003).

Operating income was €67 million, a decrease of €2 million, or 2.9% compared to the first half of 2003, with exchange rates positively impacting operating income by approximately €2 million. On a constant currency basis, operating income would have decreased by 5.6% compared to the same period of 2003. As a percentage of revenues operating income was 12.6% in the first half of 2004 compared to 12.3% in the first half of 2003.

As of June 30, 2004, the South America Business Unit had 5,039 employees, an increase of 86 units compared to December 31, 2003 (4,953 employees). The increase can be attributed to a rise in the number of employees of the Entel Chile group.

The following table sets forth, for the periods indicated, certain financial data on a stand alone basis for Entel Chile group and Entel Bolivia group for wireline and mobile phone services.

	Six Months ended June 30,
South America	2003				2004
	Wireline	Mobile	Elimination	Total	Wireline	Mobile	Elimination	Total
	(millions of Euro, except percentages)
Gross operating revenues	378	241	(60)	559	339	259	(65)	533

Gross operating profit	92	105	—	197	89	106	—	195

% of gross operating revenues	24.3	43.6	—	35.2	26.3	40.9	—	36.6

Operating income	11	60	(2)	69	8	62	(3)	67

% of gross operating revenues	2.9	24.9	—	12.3	2.4	23.9	—	12.6

Internet and Media (Telecom Italia Media Group)

The following table sets forth, for the periods indicated, certain financial data for the Internet and Media Business Unit. In order to allow a better understanding of the results of the businesses managed by the business unit, the figures for the first half of 2003 are presented on an historical and pro forma basis, taking into account the Seat Pagine Gialle spin-off.

	Six Months ended June 30,
Internet and Media (Telecom Italia Media Group)	2003(1)	2003 Pro Forma(2)	2004
	(millions of Euro, except percentages)
Gross operating revenues	863	300	306

Gross operating profit	246	4	17

% of gross operating revenues	28.5	1.4	5.6

Operating income (loss)	80	(48)	(39)

% of gross operating revenues	9.3	(15.9)	(12.7)

(1)	First half 2003 historical financial data.
(2)	The pro forma first half of 2003 financial data takes into account the Seat Pagine Gialle spin-off.

Gross operating revenues for the first half of 2004 were €306 million, an increase of €6 million, or 1.9% compared to €300 million for the pro forma first half of 2003. In particular, gross operating revenues are analyzed as follows:

•	the Internet business area made the largest contribution to growth; the related revenues increased by 28.9% from €118 million in the first half of 2003 to €152 million in the first half of 2004. The increase is principally due to increased operating revenues related to ADSL products;

•	revenues from the Television business area were €66 million in the first half of 2004, an increase of €15 million or 30.5% compared to the first half of 2003, confirming the editorial success of the program schedule of the two stations; and

•	revenues from the Office Products and Services business area decreased by €39 million from €110 million in the first half of 2003 to €71 million in the first half of 2004 largely due to the deconsolidation of IS Products S.p.A. and Incas Production S.r.l., which were sold in the first half of 2003.

The contribution of Internet and Media Business Unit to our consolidated operating revenues was €767 million in the first half of 2003 and €205 million in the first half of 2004.

Gross operating profit was €17 million in the first half of 2004, compared to €4 million in the pro forma first half of 2003.

Operating loss was €39 million in the first half of 2004 compared to a loss of €48 million in the pro forma first half of 2003. The improvement was mainly due to the above mentioned increase in operating revenues, to the implementation of rationalization measures and to the increase in efficiency, especially in the Internet and Television Areas.

As of June 30, 2004, the Internet and Media Business Unit had 1,778 employees, a decrease of 251 units compared to December 31, 2003 (2,029 employees). This decrease is mainly attributable to the sale of CIPI (a company specialized in promotion sector) and GPP (a publishing company specialized in information, entertainment industry—hotel and restaurant—electronics, information technology and audiovisual communication).

Information Technology Market

The following table sets forth, for the periods indicated, certain financial data for the Information Technology Market Business Unit.

	Six Months ended June 30,
Information Technology Market	2003(1)	2003 Pro Forma(2)	2004
	(millions of Euro, except percentages)
Gross operating revenues	358	338	355

Gross operating profit	30	31	30

% of gross operating revenues	8.4	9.2	8.5

Operating income	9	11	12

% of gross operating revenues	2.5	3.3	3.4

(1)	First half 2003 historical financial data.
(2)	The pro forma first half 2003 financial data has been prepared to be consistent with the 2004 scope of consolidation. As a result of this, NETikos Group, Domus Academy and Finsiel’s “Enterprise” business segment, which were sold during 2003, have been excluded.

Gross operating revenues for the first half of 2004 were €355 million, an increase of €17 million, or 5% compared to €338 million for the pro forma first half of 2003. The growth was mainly attributable to the increase in revenues of Tele Sistemi Ferroviari (“TSF”) and of Agrisian.

The contribution of Information Technology Market Business Unit to our consolidated operating revenues was €308 million in the first half of 2003 and €322 million in the first half of 2004.

Gross operating profit amounted to €30 million in the first half of 2004, a decrease of €1 million, or 3.2% compared to €31 million for the pro forma first half of 2003. This decrease was principally due to TSF, Banksiel, Webegg Group, and to Eustema, partially offset by improvement in Finsiel.

Operating income for the first half of 2004 were €12 million, an increase of €1 million, or 9.1% with respect to the pro forma first half of 2003. The growth was principally attributable to Finsiel and to Eustema, which was offset by a decrease of Webegg and of Banksiel.

As of June 30, 2004 the Information Technology Market Business Unit had 4,782 employees, with a reduction of 45 units compared to December 31, 2003.

Information Technology Group

The following table sets forth, for the periods indicated, certain financial data for the Information Technology Group. In order to allow a better understanding of the results of the business managed by the function Information Technology Group, the figures for the first half of 2003 are presented on both an historical and pro forma basis, in order to take into account the changes in the scope of consolidation. These changes resulted from the sale of the “Development” business segment to TIM S.p.A., the sale of the investment in the subsidiary Telesoft Russia ZAO and the wind-up of Tecosoft Argentina, which took place in the first half of 2004, as well as the acquisition, in July 2003, of the “Enterprise” business segment from Finsiel.

	Six Months ended June 30,
Information Technology Group	2003(1)	2003 Pro Forma(2)	2004
	(millions of Euro, except percentages)
Gross operating revenues	465	445	454

Gross operating profit	24	18	31

% of gross operating revenues	5.2	4.0	6.8

Operating loss	(39)	(45)	(39)

% of gross operating revenues	(8.4)	(10.1)	(8.6)

(1)	First half 2003 historical financial data.
(2)	The six months ended June 30, 2003 financial data has been reclassified and presented consistent with the six months ended June 30, 2004 presentation.

Gross operating revenues increased by €9 million, or 2%, from €445 million in the pro forma first half of 2003 to €454 million in the first half of 2004, as a result of higher volumes of work on institutional projects for Corporate (such as SAP Value Program and the Group Portal development), projects for Wireline (such as Usage Collection, Trouble & Job Management, Network Creation), new projects (such as International Operators) and outsourcing activities for Wireline.

The contribution of the function Information Technology Group to our consolidated operating revenues was €22 million in the first half of 2003 and €15 million in the first half of 2004.

Gross operating profit increased by €13 million, or 72.2%, from €18 million in the pro forma first half of 2003 to €31 million in the first half of 2004, as a result of the above mentioned increases in the revenues and in the volume of work (€20 million), partially offset by a €7 million increase in operating costs. In particular, costs of third party services and supplies increased by €26 million and were partially balanced by a decrease in labor cost of €19 million, due to a reduction of personnel from 4,107 employees at December 31, 2003 to 3,431 employees at June 30, 2004. The reduction is mainly due to the continuation of restructuring activities begun during the prior year.

Operating loss decreased by €6 million, or 13.3%, from €45 million in the pro forma first half of 2003 to €39 million in the first half of 2004, as a result of the above mentioned increase of gross operating profit and by the improvement of other net operating income (an increase of €2 million), partially offset by higher amortization and depreciation (an increase of €3 million) and provision for risks (€5 million).

Olivetti Tecnost Group

The following table sets forth, for the periods indicated, certain financial data for the Olivetti Tecnost Business Unit.

	Six Months ended June 30,
Olivetti Tecnost Group	2003	2004
	(millions of Euro, except percentages)
Gross operating revenues	332	306

Gross operating profit	17	22

% of gross operating revenues	5.1	7.2

Operating income (loss)	(3)	10

% of gross operating revenues	(0.9)	3.3

Gross operating revenues for the six months ended June 30, 2004 were €306 million, including €161 million from the Office Products Division, €95 million from the Systems Division, €12 million from the Nuove Iniziative Canavese Division and €38 million from other activities. Such revenues were distributed as follows: €178 million related to hardware products, €68 million related to accessories and €60 million to services and other revenues.

Gross operating revenues decreased by €26 million, or 7.8% to €306 million in the first six months of 2004 compared to €332 million for the six months ended June 30, 2003. Excluding the effect of exchange rate fluctuations and the changes in the scope of consolidation (relating to the process of winding-up of the companies in the Latin America Area), organic growth was 4.8% (an increase of €14 million).

The contribution of the Olivetti Tecnost Business Unit to our consolidated operating revenues was €324 million in the first half of 2003 and €291 million in the first half of 2004.

Gross operating profit increased by €5 million from €17 million in the six months ended June 30, 2003 to €22 million in the six months ended June 30, 2004, principally due to the reduction in fixed costs as a consequence of the 2003 restructuring process and to a more favorable mix of the products sold.

Gross operating margin increased from 5.1% in the six months ended June 30, 2003 to 7.2% in the six months ended June 30, 2004.

Operating loss in the six months ended June 30, 2003 was €3 million compared with operating income of €10 million in six months ended June 30, 2004.

As of June 30, 2004 the Olivetti Tecnost Business Unit had 2,289 employees, with a reduction of 106 units compared to December 31, 2003, principally related to personnel reductions in Italy.

Liquidity and Capital Resources

Liquidity

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Six months ended June 30,
	2003	2004
	(millions of euro)
Net cash provided by operating activities	4,414	4,417
Net cash provided by (used in) investing activities	(7,633)	200
Net cash provided by (used in) financing activities	4,821	(3,838)
Effect of exchange rate changes on cash and cash equivalents	(2)	(4)

Net increase in cash and cash equivalents	1,600	775

Cash and cash equivalents:
Beginning of the period	4,426	4,937

End of the period	6,026	5,712

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was €4,417 million in the six months ended June 30, 2004 and increased by €3 million compared to the six months ended June 30, 2003 (€4,414 million) primarily as a result of the following:

•	significantly lower levels of net income before minority interests (€863 million of income in the six months ended June 30, 2004 compared to income of €1,592 million in the six months ended June 30, 2003), a decrease of €729 million;

•	the decrease in the levels of depreciation and amortization of €145 million (from €3,357 million in the six months ended June 30, 2003 to €3,212 million in the six months ended June 30, 2004); and

•	a €547 million decrease in the contribution of the change in operating assets and liabilities, which decreased cash from operating activities by €92 million in the six months ended June 30, 2004 against a positive contribution of €455 million in the six months ended June 30, 2003.

Such effects were partially offset by:

•	an improvement in change in deferred tax assets, net equal to €1,192 million (with a negative contribution of €1,115 million in the six months ended June 30, 2003 compared to a positive contribution of €77 million in the six months ended June 30, 2004);

•	the higher levels of write-downs of fixed assets and other investments (from €129 million in the six months ended June 30, 2003 to €301 million in the six months ended June 30, 2004); and

•	€29 million for the decrease in the payment of employee termination indemnities (from €73 million in the six months ended June 30, 2003 to €44 million in the six months ended June 30, 2004).

Net Cash Provided by (used in) Investing Activities.    The net cash provided of €200 million in the six months ended June 30, 2004 compared to net cash used of €7,633 million in the six months ended June 30, 2003 was principally due to:

•	capital expenditures that amounted to €1,993 million in the six months ended June 30, 2004 (€1,723 million in the six months ended June 30, 2003); in the six months ended June 30, 2004 they included €1,317 million of investments in fixed assets (€1,181 million in the six months ended June 30, 2003) and €676 million of additions to intangible assets (€542 million in the six months ended June 30, 2003);

•	additions to other investments that decreased by €326 million from €436 million in the six months ended June 30, 2003 to €110 million in the six months ended June 30, 2004;

•	acquisition of investments in consolidated subsidiaries, net of cash acquired that amounted to €325 million in the six months ended June 30, 2004 (the amount was nil in the six months ended June 30, 2003);

•	a cash use of €5,274 million in the six months ended June 30, 2003 for the voluntary cash tender offers by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares made in connection with the Merger;

•	net change in marketable securities with a positive contribution of €2,360 million in the six months ended June 30, 2004 compared to a negative contribution of €366 million in the six months ended June 30, 2003; and

•	the increase by €102 million in the proceeds from sale or redemption value of tangible and intangible assets, and other investments (from €166 million in the six months ended June 30, 2003 to €268 million in the six months ended June 30, 2004).

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was a net cash use of €3,838 million in the six months ended June 30, 2004 compared to net cash provided of €4,821 million in the six months ended June 30, 2003.

Net cash used in financing activities in the six months ended June 30, 2004 reflected mainly the following:

•	a decrease in short-term debt of €4,703 million, from €10,613 million at December 31, 2003 (including current portion of long-term debt of €9,289 million) to €5,910 million (including current portion of long-term debt of €4,724 million) at June 30, 2004;

•	an increase of €3,633 million in long-term debt, from €30,852 million at December 31, 2003 to €34,485 million at June 30, 2004; and

•	payment of dividends of €2,780 million with respect to the 2003 calendar year.

Net cash provided by financing activities in the six months ended June 30, 2003 reflected mainly the following:

•	an increase in short-term debt (including current portion of long-term debt) of €520 million and in long-term debt of €64 million;

•	€5,285 million in financial debt incurred to finance the withdrawal rights and the tender offers in connection with the Merger; and

•	payment of dividends on income and reserves of €1,049 million with respect to the 2002 calendar year.

Capital Resources

Gross Financial Debt

On a consolidated basis, at June 30, 2004, our outstanding long-term debt was €34,485 million (€30,852 million at December 31, 2003) and our short-term debt was €5,910 million (including current portion of long-term debt of €4,724 million) compared to €10,613 million at December 31, 2003 (including current portion of long-term debt of €9,289 million). At June 30, 2004, short-term debt included €3,550 million of Telecom Italia Finance S.A.’s fixed rate notes (with an annual fixed-rate coupon of 5 3/8% + a 0.45% step-up) maturing on July 30, 2004 and €500 million of Telecom Italia Finance S.A.’s floating rate notes (with a quarterly coupon indexed to the Euribor 3-month rate + 130 basis points) maturing on March 14, 2005. With reference to the €500 million notes, the noteholder has the option to extend the maturity for successive periods of 21 months up to a total maximum tenor of 10 years.

In the first six-month period of 2004, the decrease of €1,070 million in gross financial debt (from €41,465 million at December 31, 2003 to €40,395 million at June 30, 2004) was more than offset by the decrease of €1,155 million in cash and cash equivalents, marketable securities and financial receivables under current assets (from €8,482 million at December 31, 2003 to €7,327 million at June 30, 2004).

As of June 30, 2004, approximately 84% of our long-term debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Japanese Yen and Chilean Peso.

The following table sets out the currency of our gross financial debt:

	As of June 30, 2004						As of December 31, 2003
	Euro	%	Foreign currency	%	Total	%	Total	%
	(millions of euro, except percentages)
Medium/long-term debt	28,585	84	5,900	93	34,485	85	30,852	74
Short-term debt, including current portion of long-term debt	5,489	16	421	7	5,910	15	10,613	26

Total gross financial debt	34,074	100	6,321	100	40,395	100	41,465	100

In the first six-months of 2004, the share of our long-term debt (excluding current portion) as a percentage of total gross financial debt increased from 74% to 85%. At June 30, 2004, approximately 32% of our long-term debt carried a floating rate.

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. To this effect, we issued long-term debt in the capital markets under, among the others, the Telecom Italia EMTN Program, the Olivetti EMTN Program and the Old Telecom Italia Global Note Program.

As of June 30, 2004, notes and bonds outstanding amounted to €36,782 million (€37,365 million at December 31, 2003) and decreased by €583 million, mainly as a result of new issues and repayment of long-term debt.

In the first six-month period of 2004, Telecom Italia S.p.A. issued three new series of notes under its €10 billion Euro Medium Term Note Program authorized by the Board of Directors of Telecom Italia S.p.A. on October 10, 2003:

•	on January 29, 2004, notes issued in the principal amount of €3,000 million, divided into three tranches:

•	notes 2004-2007 in the principal amount of €1,000 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.33%, maturing on October 29, 2007 (issue price 99.927%);

•	notes 2004-2011 in the principal amount of €750 million with an annual fixed-rate of 4.5%, maturing on January 28, 2011 (issue price 99.56%); and

•	notes 2004-2019 in the principal amount of €1,250 million with an annual fixed-rate of 5.375%, maturing on January 29, 2019 (issue price 99.07%);

•	on April 8, 2004, notes issued, in private placement, at par, in the principal amount of €110 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.60%, maturing on March 30, 2009; and

•	on June 24, 2004, notes issued in the principal amount of GBP850 million (€1,289 million) with an annual fixed-rate coupon of 6.375%, maturing on June 24, 2019 (issue price 98.85%).

During the first half 2004, notes were repaid representing an aggregate principal amount of €4,247 million, of which:

•	on January 1, 2004, €1,331 million of convertible notes issued by Telecom Italia S.p.A.;

•	on March 19, 2004, €385 million of convertible notes issued by Olivetti Finance N.V.S.A. with a guarantee by Telecom Italia S.p.A.;

•	on March 22, 2004, €1,500 million of floating rate notes issued by Telecom Italia S.p.A., originally maturing June 21, 2005. These notes were repaid in advance, at par, in accordance with a resolution approved by the Telecom Italia Board of Directors on February 17, 2004;

•	on April 20, 2004, €1,000 million of floating rate notes issued by Telecom Italia Finance S.A. (originally Sogerim); and

•	€31 million relating to Notes and Bonds issued by Entel Chile.

During the first half 2004, Telecom Italia also repurchased bonds part of the 2002-2022 bond issue reserved for subscription by the employees of the Group for an equivalent face value of €8 million. The purchase took place as the Company, in accordance with the bond indenture, is the counterpart required for the sales made by the holders of this category of securities; the bonds thus purchased are held for possible future trading.

On March 26, 2004, notes were cancelled representing an aggregate principal amount of €850 million of notes issued by Olivetti Finance N.V.S.A. after their buy-back. These notes included €650 million of notes issued by Olivetti Finance N.V.S.A. (originally Olivetti International Finance N.V.) in the principal amount of €4,200 million, maturing in July 2004 (consequently the outstanding notes decreased to €3,550 million) and €200 million of floating rate notes issued by Olivetti Finance N.V.S.A. maturing in February 2005 (consequently the debt was completely cancelled).

On March 30, 2004, a New Credit Facility of €6.5 billion with a three year maturity was signed. The New Facility replaced the Revolving Credit Facility (divided into two tranches: Tranche D of €4.5 billion maturing on April 2004 and Tranche E of €2.0 billion maturing on April 2006) made by Olivetti in connection with the Merger. The New Facility does not contain any financial covenants and does not place any constraints on how we operate our business.

Our debt due to banks was €2,372 million at June 30, 2004 (€2,460 million at December 31, 2003), of which €1,299 million (€1,278 million at December 31, 2003) of short-term debt, including the current portion of long-term debt.

As of June 30, 2004, the amount of unutilized bank lines of credit of Telecom Italia Group was €8,829 million (€9,110 million as of December 31, 2003), of which €6,500 million related to the New Facility. Approximately 97% of our lines of credit were denominated in Euro and had varying interest rates. Of the total amount, €6,985 million were Telecom Italia S.p.A. unutilized bank lines of credit (€6,153 million as of December 31, 2003).

Off-balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which Telecom Italia has:

•	guarantee contracts required to be initially recorded at fair value under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45);

•	retained or contingent interests in transferred assets;

•	any obligation under derivative instruments classified as equity; or

•	any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

As of June 30, 2004, Telecom Italia has the following items that are considered to be off-balance sheet.

As of June 30, 2004, the Group had purchase commitments totaling €229 million (€184 million as of December 31, 2003). In particular, as of June 30, 2004, the purchase commitments mainly referred to orders to suppliers of Telenergia (€168 million) relating to the agreement for the supply of electric power with Società Endesa Italia for the years 2004-2006.

Furthermore, the Group had commitments for the purchase from the minority shareholders of the 49% stakes in Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the fair market value of these companies.

As of June 30, 2004, the Group had sale commitments totaling €8 million (€24 million as of December 31, 2003).

The purchase and sale commitments above refer to commitments that do not fall within the normal “operating cycle” of the Group.

As of June 30, 2004, the Group has given guarantees of €1,166 million (€1,155 million as of December 31, 2003). The amount of the guarantees provided is presented net of counter-guarantees received amounting to €452 million (€476 million as of December 31, 2003). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which €648 million on behalf of TT&TIM Turkey) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

As of June 30, 2004, the Group has also issued support letters totaling €237 million (€197 million as of December 31, 2003) on behalf of affiliated companies to guarantee insurance policies, lines of credit arrangements and overdraft agreements with financial institutions. Furthermore, in connection with the integration process between Aria—Is TIM and Aycell in TT&TIM, the TIM group undertook, by December 31, 2006, to subscribe to capital increases of up to a maximum of U.S.$150 million and to provide sureties up to a maximum of U.S.$150 million.

See also Note 18 of Notes to the Unaudited Interim Consolidated Financial Statements included elsewhere herein for a further discussion of commitments and contingencies.

Contractual Obligation and Commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. As of June 30, 2004, the amounts payable were as follows:

	Twelve Months Ended June 30,
	2005	2006	2007	2008	2009	After 2009	Total
	(millions of Euro)
Notes and bonds	4,051	6,870	3,097	2,753	2,436	17,575	36,782
Loans and other debt	649	505	483	270	48	329	2,284
Finance lease	24	20	19	18	15	47	143

Total long-term debt	4,724	7,395	3,599	3,041	2,499	17,951	39,209

Rental obligations to IMSER 60, TIGLIO I, TIGLIO II, FMP Italy 1 (formerly Ireos) (1)	255	255	255	255	255	2,862	4,137

Total contractual obligations and commitments	4,979	7,650	3,854	3,296	2,754	20,813	43,346

(1)	Aggregate contractual rental payments due between 9 and 21 years.

The table above does not include short-term financial debt of €1,186 million (excluding current portion of long-term debt) outstanding at June 30, 2004.

Total long-term debt of €4,724 million, €16,534 million and €17,951 million is scheduled to become due for repayment during the twelve month period ended June 30, 2005, during the period between July 1, 2005 and June 30, 2009 and after June 30, 2009, respectively.

Net Financial Debt

On a consolidated basis, at June 30, 2004, Net Financial Debt was €33,217 million compared to €33,346 million at the end of 2003 (a decrease of €129 million).

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

The following chart summarizes the major components which had an impact on the change in Net Financial Debt during the first six months of 2004 (in millions of Euro):

In particular:

•	financial investments of €435 million relate to investments in long-term credits of €110 million (of which Etec S.A. Cuba €26 million and Sky Italia €36 million) and to the purchase of the 40% stake in Webfin from De Agostini Group for €325 million;

•	repayments of loans in long-term investments and disposal of intangibles, tangible fixed assets and long-term investments of €268 million make reference to the sales of Euskaltel (€14 million), CIPI (€10 million), Cirsa (€31 million), Netco Redes (€30 million), returns from Tiglio I as reimbursement of shareholder loans and distribution of reserves (€45 million) and other sales and repayments of long-term credits (€138 million).

Furthermore, securitization and factoring arrangements led to a positive impact in consolidated net financial debt as at June 30, 2004 of €1,037 million (€1,201 million as at December 31, 2003), of which €874 million (€851 million as at December 31, 2003) is attributable to the securitization program.

A reconciliation of Net Financial Debt with the financial statement line items is presented in the table below.

	As of June 30, 2004			As of December 31, 2003
	Maturing
	Within 12 months	Beyond 12 months	Total	Total
Notes and bonds	4,051	27,135	31,186	30,053
Convertible notes	—	5,596	5,596	7,312

Total notes and bonds	4,051	32,731	36,782	37,365

Debt to banks	1,299	1,073	2,372	2,460
Debt to other financial institutions	454	604	1,058	1,012
Payables to associated companies	30	18	48	42
Suppliers	3	3	6	9
Other	73	56	129	577

Total other financial payables	1,859	1,754	3,613	4,100

Total gross financial debt	5,910	34,485	40,395	41,465

Cash and cash equivalents:
• Bank and postal accounts	(5,689)		(5,689)	(4,870)
• Cash and valuables on hand	(10)		(10)	(7)
• Receivables for securities held under reverse repurchase agreements	(13)		(13)	(60)
Marketable securities (*)	(1,054)		(1,054)	(2,719)
Financial accounts receivable (included under “Receivables” and “Other current assets”)	(561)		(561)	(826)

Total cash and cash equivalents, marketable securities and financial receivables under current assets	(7,327)		(7,327)	(8,482)

Financial prepaid expense/deferred income, net and accrued financial income/expense, net	469	(320)	149	363

Net Financial Debt (1)	(948)	34,165	33,217	33,346

(*)	As of June 30, 2004, marketable securities include: Euro commercial paper (€304 million), own notes (€293 million), notes and bonds (€435 million) and other securities (€22 million). As of December 31, 2003, marketable securities include: Euro commercial paper (€735 million), own notes (€1,341 million), notes and bonds (€583 million) and other securities (€60 million).
(1)

Although Net Financial Debt is a non-GAAP measure, it is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. Telecom Italia believes Net Financial Debt provides an accurate indicator of Telecom Italia’s ability to meet its financial obligations, represented by gross debt, from its available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows Telecom Italia to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or net debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Telecom Italia management believes that Telecom Italia’s financial structure is sufficient to achieve our business plan and financial targets. Telecom Italia management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally-generated funds versus funds from third parties. Net Financial Debt is reported in our Italian annual report to shareholders and is used in presentations to investors and analysts.

At June 30, 2004, we had cash and cash equivalents, marketable securities and financial accounts receivable in excess of €7,327 million (€8,482 million at December 31, 2003). We believe that these financial assets will make it possible to meet our debt obligations maturing in the next 18 months, as detailed below:

	Financial debt maturing in the period July 2004—December 2005
	Notes and Bonds	Loans, other debt and finance lease	Total
	(millions of euro)
July 2004—June 2005	4,051	673	4,724
July 2005—December 2005	805	384	1,189

Total	4,856	1,057	5,913

In addition to the financial assets above, we also have available at June 30, 2004 the unutilized committed bank facilities maturing in March 2007 amounting to €6,500 million.

Notes and bonds

As of June 30, 2004, total notes and bonds aggregated €36,782 million (€37,365 million at December 31, 2003) and consisted of the following:

•	convertible notes of €5,596 million (€7,312 million at December 31, 2003), detailed as follows:

Original Currency	Amount (million)	Coupon	Convertible into shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.
Euro	2,828	1.50%	TI S.p.A.	11/23/01	01/01/10	100

Convertible notes issued by Telecom Italia Finance S.A. guaranteed by Telecom Italia S.p.A.
Euro	804	1.00%	TI S.p.A.	11/03/00	11/03/05	100

Euro	1,964	1.00%	TIM / Telecom Italia Media / Seat Pagine Gialle	03/15/01	03/15/06	100

Total	5,596

For a more detailed description of these convertible notes please see Note 11 of Notes to our Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2004 included elsewhere herein;

•	notes and bonds of €31,186 million (€30,053 million at December 31, 2003), detailed as follows:

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%	02/01/02	02/01/07	99.841
			Euribor
Euro	1,000	1,000	3 months +0.33%	01/29/04	10/29/07	99.927
			Euribor
Euro	110	110	3 months +0.60%	04/08/04	03/30/09	100
Euro	750	750	4.5%	01/29/04	01/28/11	99.56
Euro	1,250	1,250	6.250%	02/01/02	02/01/12	98.952
Euro	1,250	1,250	5.375%	01/29/04	01/29/19	99.07
GBP	850	1,289	6.375%	06/24/04	06/24/19	98.85
Euro	207	207	Euribor 6 months	01/01/02	01/01/22	100

Sub-Total		7,106

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	3,550	3,550	5.825%	07/30/99	07/30/04	99.786
			Euribor
Euro	500	500	3 months + 1.3%	03/14/02	03/14/05	100
			Euribor
Euro	1,100	1,100	3 months + 1.25%	05/29/02	01/03/06	99.6673
Euro	3,000	3,000	6.375% (a)	04/20/01	04/20/06	99.937
Euro	1,750	1,750	6.500%	04/24/02	04/24/07	99.637
Euro	1,750	1,750	5.875%	01/24/03	01/24/08	99.937
Euro	1,500	1,500	5.15% (b)	02/09/99	02/09/09	99.633
Euro	2,350	2,350	6.575% (c)	07/30/99	07/30/09	99.272
Euro	2,000	2,000	7.25% (a)	04/20/01	04/20/11	99.214
Euro	1,000	1,000	7.25%	04/24/02	04/24/12	99.602
Euro	850	850	6.875%	01/24/03	01/24/13	99.332
JPY	20,000	151	3.550%	04/22/02	05/14/32	99.25
Euro	250	250	7.770%	08/09/02	08/09/32	100.2
Euro	800	800	7.750%	01/24/03	01/24/33	99.239
CHF	100	66	5.625%	06/12/86	06/12/46	99.000

Sub-Total		20,617

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	823	4.000%	10/29/03	11/15/08	99.953
USD	2,000	1,645	5.250%	10/29/03	11/15/13	99.742
USD	1,000	823	6.375%	10/29/03	11/15/33	99.558

Sub-Total		3,291

Notes and bonds issued by Entel Chile
			From 5.93% to	From 2000	From 2007
CLP	132,704	172	8.06%	to 2002	to 2023

Sub-Total		172

Total		31,186

Note (a), (b) and (c): see the next paragraph “Ratings Triggers”.

For a more detailed description of these notes and bonds please see Note 11 of Notes to our Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2004 included elsewhere herein. In particular, in the first half 2004, Telecom Italia S.p.A. issued three new bonds falling under the Euro Medium Term Note Programme of €10 billion authorized by the Board of Directors on October 10, 2003:

•	notes issued on January 29, 2004 in the principal amount of €3,000 million, divided into three tranches: €1,000 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.33%, maturing on October 29, 2007; €750 million with an annual fixed-rate of 4.5%, maturing on January 28, 2011; €1,250 million with an annual fixed-rate of 5.375%, maturing on January 29, 2019;

•	notes issued on April 8, 2004 in the principal amount of €110 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.60%, maturing on March 30, 2009; and

•	notes issued on June 24, 2004 in the principal amount of GBP 850 million (€1,289 million) with a annual fixed-rate coupon of 6.375%, maturing on June 24, 2019.

Ratings Triggers

Certain of the notes and bonds we have issued provide certain protections to investors in the event that our debt ratings are downgraded.

The ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:	BBB+	positive outlook
Moody’s:	Baa2	Stable outlook
Fitch IBCA:	A-	Stable outlook

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a) Telecom Italia Finance S.A. Notes:

•	€3,000 million, 6.125% interest, maturing April 2006

•	€2,000 million, 7% interest, maturing April 2011

These notes carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds would cause an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate securities) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period would have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/down will only be applied when the rating at the end of a coupon period is different from the rating at the end of the preceding coupon period.

As a result, these securities are currently subject to an 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. With reference to the two fixed-rate securities, the increase has been applied since the interest period beginning April 2004; therefore, the coupon is 6.375% for the notes due in April 2006 and 7.25% for the notes due in April 2011.

(b) Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009.

These notes carry protection for investors which would be triggered by a downgrade in the minimum rating (among those assigned by the various agencies, specifically in reference to the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, bringing the current coupon interest rate to 5.15%.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.50% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the ratings.

(c) Telecom Italia Finance S.A. Notes: €2,350 million, 6.575% interest, maturing July 2009.

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, specifically the Baa2 rating by Moody’s).

At the beginning of each interest period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon that will effectively be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon;

•	higher levels of minimum ratings do not involve increases in the original coupon.

In line with this mechanism, starting October 2000 (date of the introduction of this mechanism), the original coupon was increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating might cause decreases/increases in the coupons according to the mechanism described above.

Financial covenants / other covenants / other features

The notes and bonds summarized above contain customary covenants and events of default but do not contain financial covenants or covenants which would force the notes to be repaid at an earlier date as a result of events other than the insolvency of the Telecom Italia Group. There are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

In particular, the notes issued by Telecom Italia Capital S.A. in October 2003, under the guarantee of Telecom Italia, for the amount of U.S.$4,000 million, carry a covenant which obliges Telecom Italia Capital S.A. and Telecom Italia to do a registered exchange offer with the SEC in order to allow investors to exchange the notes originally purchased with registered notes freely marketable without restrictions. In case Telecom Italia Capital S.A. should not complete the required exchange offer by the end of October 2004, the coupon would increase by 50 basis points until the exchange offer is completed. On September 2, 2004, after having received the approval from the SEC, we started the exchange offer which is scheduled to end at the close of business on September 30, 2004.

Bank Facilities.     On March 30, 2004, the Tranche D (€4,500 million), maturing on April 2004, and the Tranche E (€2,000 million), maturing on April 2006, of the Revolving Credit Facility were replaced by a New Facility of €6.5 billion with a three year maturity. The facility does not contain any financial covenants and does not place any constraints on how we operate our business.

Debt to Equity Ratio.    The Telecom Italia Group’s debt to equity ratio, calculated as the ratio of consolidated net financial debt to total stockholders’ equity (including minority interest), was 178.7% and 162.0% as of June 30, 2004 and December 31, 2003, respectively.

Centralized Treasury.    Telecom Italia has a centralized treasury that provides financial assistance to the Telecom Italia Group including TIM, and generally operates as the Telecom Italia Group’s principal banker, allocating cash where needed and collecting the liquid resources of the members of the Telecom Italia Group. As a result, Telecom Italia is able to ensure that its subsidiaries have adequate liquidity to satisfy their requirements. Telecom Italia also acts on behalf of its subsidiaries in negotiating bank lines of credit and provides financial consultancy services to its subsidiaries.

The central treasury function reduces the need of the members of the Telecom Italia Group to utilize banks, enables members of the Telecom Italia Group to obtain more favorable terms from banks when needed and enables Telecom Italia to maintain control over cash flows and to assure better utilization of surplus liquidity.

Cash Management.    Telecom Italia utilizes short-term credit lines to support expenses and disbursements that occur in the ordinary course of business, using free cash flow generated by its business to fund capital expenditures and acquisitions and to repay long-term debt.

Lines of Credit.    Short-term lines of credit granted to the Telecom Italia Group by banks, according to standard money market terms and conditions, consist partly of lines of credit with specified maturities and partly of lines of credit callable upon notice. All of the Company’s medium and long-term lines of credit relate to specific loans drawn down to fund the Company’s activities.

Capital Expenditures

The table below sets forth, for the periods indicated, our total capital expenditures based on the organization by Business Unit at June 30, 2004.

	Six months ended June 30,
	2003(1)	2004
	(millions of Euro)
Fixed assets:
Wireline(2)(3)	777	714
Mobile	266	444
South America(4)	58	49
Internet and Media(5)	10	6
IT Market	7	10
IT Group	38	22
Olivetti Tecnost	7	8
Other Activities(3)(4)	18	64

Total fixed assets(6)	1,181	1,317
Intangible assets (other than goodwill)(7)	542	676

Total capital expenditures(8)	1,723	1,993

(1)	The data relating to the six months ended June 30, 2003 have been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(2)	Starting from January 1, 2004, the company Telefonia Mobile Sanmarinese S.p.A., 51% owned by Intelcom San Marino, is consolidated on a line by line basis in the Wireline Business Unit.
(3)	The data include BBNed, that, starting from September 2003, is no longer included in Other Activities and became part of Wireline Business Unit.
(4)	The data refer to Entel Chile Group and Entel Bolivia Group.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the figures related to the six months ended June 30, 2003 include the additions to fixed assets of New SEAT Group that was subsequently disposed of, as well as the additions to fixed assets of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(6)	Capital expenditures in fixed assets are mainly related to local and long distance networks, exchange equipment, investment in subscribers’ equipment, radio and transmission equipment.
(7)	Intangible assets, other than goodwill, include investments such as software for telecommunications systems and licenses.
(8)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the six months ended June 30, 2004 and 2003, cash flows from operating activities (€4,417 million and €4,414 million, respectively) exceeded capital expenditures in fixed and intangible assets (€1,993 million in the six months ended June 30, 2004 and €1,723 million in the six months ended June 30, 2003).

Research and Development Activities

The Group spent approximately €70 million on research and development in the first half 2004. The Group also receives grants from research and development national and international programs.

TELECOM ITALIA S.P.A. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF, AND FOR THE SIX MONTHS ENDED, JUNE 30, 2004

Page

Telecom Italia S.p.A. Audited Consolidated Balance Sheet as of December 31, 2003 and Telecom Italia S.p.A. Unaudited Consolidated Balance Sheet as of June 30, 2004	F-2

Telecom Italia S.p.A. Unaudited Consolidated Statements of Operations for the six months Ended June 30, 2003 and 2004	F-3

Telecom Italia S.p.A. Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2004	F-4

Telecom Italia S.p.A. Audited Consolidated Statement of Changes in Stockholders’ Equity for the year ended December 31, 2003 and Telecom Italia S.p.A. Unaudited Consolidated Statement of Changes in Stockholders’ Equity for the six months ended June 30, 2004

F-5

Notes to Unaudited Interim Consolidated Financial Statements	F-6

TELECOM ITALIA S.P.A.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2003 AND

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2004

	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	4,937	5,712
Marketable securities (Note 4)	3,597	1,237
Receivables (Note 5)	7,085	7,715
Inventories (Note 6)	426	580
Other current assets (Note 7)	6,384	4,771

TOTAL CURRENT ASSETS	22,429	20,015
Fixed assets	65,943	66,668
Less—Accumulated depreciation	(47,619)	(48,860)

Fixed assets, net (Note 8)	18,324	17,808
Intangible assets, net (Note 9)	33,853	33,049
Other assets (Note 10):
Investments in affiliates	1,470	1,322
Treasury stock	393	393
Other securities	12	10
Other receivables	4,020	3,842

TOTAL ASSETS	80,501	76,439

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 11)	10,613	5,910
Payables, trade and other (Note 12)	8,662	8,888
Accrued payroll and employee benefits	1,152	946
Accrued income taxes	824	30
Other accrued liabilities (Note 13)	2,122	1,868

TOTAL CURRENT LIABILITIES	23,373	17,642
Long-term debt (Note 11)	30,852	34,485
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	252	180
Other liabilities (Note 14)	4,139	4,209
Employee termination indemnities (Note 15)	1,296	1,339

TOTAL LIABILITIES	59,912	57,855

STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	8,854	8,857
Additional paid-in capital (Note 17)	88	97
Reserves, retained earnings and profit of the period (Note 17)	7,150	5,776

TOTAL STOCKHOLDERS’ EQUITY BEFORE MINORITY INTERESTS	16,092	14,730
Minority interests	4,497	3,854

TOTAL STOCKHOLDERS’ EQUITY	20,589	18,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	80,501	76,439

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Operating revenues	15,149	15,222
Other income (Note 19)	170	129

Total revenues	15,319	15,351

Cost of materials	956	1,166
Salaries and social security contributions	2,229	2,055
Depreciation and amortization	3,357	3,212
Other external charges (Note 20)	5,882	5,815
Changes in inventories	(56)	(167)
Capitalized internal construction costs	(330)	(326)

Total operating expenses	12,038	11,755

Operating income	3,281	3,596

Financial income (Note 21)	453	504
Financial expense (Note 22)	(1,726)	(1,435)
Other income and (expense), net (Note 23)	(704)	(320)

Income before income taxes and minority interests	1,304	2,345
Income taxes (Note 24)	288	(1,482)

Net income before minority interests	1,592	863
Minority interests	(536)	(458)

Net income	1,056	405

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

	Six months ended June 30,
	2003	2004
	(Unaudited) (millions of euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income after minority interests	1,056	405
Adjustments to reconcile net income after minority interests to net cash provided by operating activities:
Minority interests	536	458
Depreciation and amortization	3,357	3,212
Change in deferred tax assets, net	(1,115)	77
Losses (gains) on disposal of fixed assets and other investments	(36)	2
Write-down of fixed assets and other investments	129	301
Provision for employee termination indemnities	105	98
Payment of employee termination indemnities	(73)	(44)
Change in operating assets and liabilities:
Receivables	(206)	(630)
Inventories	(52)	(154)
Payables, trade and others	(819)	229
Accrued payroll and employee benefits	(60)	(206)
Net change in other assets and liabilities	1,592	669

NET CASH PROVIDED BY OPERATING ACTIVITIES	4,414	4,417

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in fixed assets	(1,181)	(1,317)
Additions to intangible assets	(542)	(676)
Additions to other investments	(436)	(110)
Acquisition of investments in consolidated subsidiaries, net of cash acquired	—	(325)
Cash paid for tender offers	(5,274)	—
Net change in marketable securities	(366)	2,360
Proceeds from sale or redemption value of tangible and intangible assets, and other investments	166	268

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,633)	200

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short-term debt	520	(4,703)
Net change in long-term debt	64	3,633
Financial debt incurred to finance the withdrawal rights and the tender offers in connection with the Merger	5,285	—
Paid-in capital in consolidated subsidiaries	1	12
Dividends paid on income and reserves to minorities	(1,049)	(2,780)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,821	(3,838)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2)	(4)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,600	775
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,426	4,937

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	6,026	5,712

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	1,348	1,582

Income taxes paid	518	559

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

AUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003 AND UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2004

		Attributable to Telecom Italia			Attributable to minority interests
	Share Capital	Additional Paid in Capital	Reserves, retained earnings (deficit) and net income (loss) of the period	Total	Reserves, retained earnings (deficit) and net income (loss) of the period	Total
	(millions of euro)
BALANCE AS OF DECEMBER 31, 2002	8,845	3,765	(970)	11,640	8,984	20,624

Dividend distribution	—	—	—	—	(1,049)	(1,049)
Conversion of “Telecom Italia 2001-2004 bonds”	—	1	—	1	—	1
Conversion of “Telecom Italia 2001-2010 bonds”	14	6	—	20	—	20
Exercise of stock option plan	6	17	—	23	—	23
Absorption of the accumulated deficit of Telecom Italia (formerly Olivetti)	—	(3,701)	3,701	—	—	—
Exercise of the withdrawal rights by shareholders of the company, cancellation of the Old Telecom Italia treasury stocks as well as the Old Telecom Italia shares recorded under current assets in the 2002 financial statements	(11)	—	(168)	(179)	(938)	(1,117)
Merger impact	—	—	3,424	3,424	(3,424)	—
Disposal of New SEAT	—	—	—	—	(126)	(126)
Translation adjustments and other	—	—	(29)	(29)	(186)	(215)
Net income for the year 2003	—	—	1,192	1,192	1,236	2,428

BALANCE AS OF DECEMBER 31, 2003	8,854	88	7,150	16,092	4,497	20,589

	(Unaudited)
Dividend distribution	—	—	(1,730)	(1,730)	(1,050)	(2,780)
Conversion of “Telecom Italia 2001-2010 bonds”	—	1	—	1	—	1
Exercise of stock option plan	3	8	—	11	—	11
Translation adjustments and other	—	—	(49)	(49)	(51)	(100)
Net income for the first half 2004	—	—	405	405	458	863

BALANCE AS OF JUNE 30, 2004	8,857	97	5,776	14,730	3,854	18,584

The accompanying notes are an integral part of these financial statements

TELECOM ITALIA S.P.A.

Note 1—Form and Content of the Unaudited Interim Consolidated Financial Statements

Form and Content

The unaudited interim consolidated financial statements as of, and for the six months ended June 30, 2004, have been prepared in accordance with art. 81 and Annex 3C-bis of Consob Resolution No. 11971 dated May 14, 1999, and subsequent amendments, and the provisions of the Italian Civil Code relating to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

The unaudited interim consolidated financial statements of Telecom Italia S.p.A. (“Telecom Italia”) and its consolidated subsidiaries (collectively the “Group” or the “Telecom Italia Group”) are prepared on the basis of the accounts of Telecom Italia and the financial statements of the individual consolidated companies as of, and for the six months ended, June 30, 2004 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by Telecom Italia.

Furthermore, these unaudited interim consolidated financial statements reflect, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for the unaudited interim periods. Results for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the entire year.

The unaudited interim consolidated financial statements and related notes are presented in a reclassified format, which differs from Telecom Italia’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of the portions attributable to Telecom Italia stockholders’ equity and net income as reported on an Italian GAAP basis.

For comparative purposes, certain reclassifications have been made to the data of the prior periods.

The unaudited interim consolidated financial statements of the Group include the accounts of Telecom Italia and all Italian and foreign subsidiaries in which Telecom Italia holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting control of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over its useful life. Investments held at a less than 20% level are accounted for at historical cost.

The 2003 financial statement data, included herein for comparison purposes, take into account the effects of the merger, as defined, of Telecom Italia S.p.A. and its consolidated subsidiaries as it existed prior to the effective date of the Merger (“Old Telecom Italia”) with and into Olivetti S.p.A. (“Olivetti”) (the “Merger”), as well as the related transactions (the voluntary cash tender offers and the exercise of the withdrawal rights). The Merger became effective on August 4, 2003 at which time Olivetti, as the surviving company changed its name to “Telecom Italia S.p.A.”; for accounting and tax purposes the Merger was effective as from January 1, 2003.

The Merger

In May 2003, the shareholders of Olivetti and of Old Telecom Italia approved the merger of Old Telecom Italia with and into Olivetti with Olivetti as the surviving company. The Merger was part of a strategic plan pursued by Olivetti, as majority owner of Old Telecom Italia’s ordinary shares, with the aim of focusing on core businesses, improving the corporate structure of the Group and reducing its debt. Immediately prior to the Merger and the cash tender offers described below, Olivetti had a 54.94% controlling interest in Old Telecom

TELECOM ITALIA S.P.A.

Italia; such increase in ownership was due to the reclassification during the first quarter of 2003 of 41,401,250 Old Telecom Italia ordinary shares from marketable securities to other long-term assets in connection with the merger with Old Telecom Italia, which provided for the cancellation of all Old Telecom Italia shares held by Olivetti. Before the Merger, Old Telecom Italia was Olivetti’s largest subsidiary (representing approximately 96.8% of its operating revenues in 2002).

The Merger became effective on August 4, 2003 at which time Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.”, succeeded to the Securities Exchange Act of 1934 (the “Exchange Act”) registration of Old Telecom Italia and became subject to the foreign private issuer reporting requirements of the Exchange Act. Telecom Italia completed the listing of its Ordinary Share American Depositary Shares (“ADSs”) and Savings Share ADSs on the New York Stock Exchange concurrently with the effectiveness of the Merger. Telecom Italia’s Ordinary Shares and Savings Shares are also listed on the automated screen-based trading system (Mercato Telematico Azionario) of the Borsa Italiana.

In connection with the Merger, the following transactions occurred:

•	Olivetti shareholders who either voted against the Merger or did not attend the shareholders’ meeting held on May 26, 2003 benefited from a withdrawal right of €0.9984 per share (which was the arithmetic mean of the daily official share price of the Olivetti shares in the six months preceding the date the Merger resolution was adopted; such date was May 26, 2003). Olivetti shareholders were entitled to such a right under Italian law due to the change in the corporate objectives of Olivetti, which were adopted in connection with the approval of the Merger. Olivetti shareholders exercised such right with respect to 10,958,057 shares representing 0.12% of the outstanding ordinary shares. Those Olivetti shareholders received an aggregate payment of €10,940,524 when the Merger became effective.

•	Voluntary cash tender offers (from June 23, 2003 to July 18, 2003) by Olivetti for a portion of the outstanding Old Telecom Italia ordinary shares and savings shares were made in connection with the Merger (although the cash tender offers were not made to savings shareholders in the United States). Olivetti tendered for 908,873,776 (17.3%) of Old Telecom Italia ordinary shares (including those represented by ADSs) and 354,560,274 (17.3%) of the Old Telecom Italia savings shares. Olivetti acquired approximately 9.73% and 11.83% of the Old Telecom Italia ordinary shares and savings shares, respectively, through the cash tender offers. Aggregate cash consideration paid for the tender offers was €5,274 million.

The Merger resulted in the cancellation of Olivetti’s investment in Old Telecom Italia. Olivetti’s share capital, as of the date the Merger became effective, was redistributed on the basis of changing the par value of the shares (from €1.00 to €0.55), of the share capital being allocated to ordinary and savings shares (the savings shares being introduced in the new by-laws of the surviving company as a result of the Merger) and of the necessity to maintain the nominal value of the share capital unchanged on conclusion of the Merger. After the allocation, the capital of the company resulting from the Merger was distributed to the shareholders of Olivetti and those of Old Telecom Italia on the basis of a distribution ratio which reflected the exchange ratio of Olivetti’s shares with the ordinary and savings shares of Old Telecom Italia (7 Olivetti ordinary shares, of par value €1.00 each for every ordinary share of Old Telecom Italia of par value €0.55 each and 7 Olivetti savings shares, of par value €1.00 each for every savings share of Old Telecom Italia of par value €0.55 each). The re-distribution of Olivetti’s share capital consisted of the allocation of Olivetti’s share capital, as the surviving company in the Merger, among the shareholders of Olivetti and Old Telecom Italia, on the basis of the so called “natural” exchange ratio, that is, the approximate ratio between the market prices of the two entities stock for an extended period of time immediately prior to the Merger announcement.

The aforementioned exchange ratio was met by redistributing the capital of Olivetti resulting at the time the Merger was completed, after changing the par value of the ordinary and savings shares of Olivetti to €0.55 (equal

TELECOM ITALIA S.P.A.

to the par value of the shares of Old Telecom Italia, in lieu of the original par value of €1.00). Accordingly, starting on August 4, 2003, the issued shares of Olivetti and Old Telecom Italia were withdrawn and new shares of the company resulting from the Merger, Telecom Italia, were issued according to the following ratio:

i)	0.471553 Telecom Italia ordinary shares of par value €0.55 for each Olivetti ordinary share of par value €1.00;

ii)	3.300871 Telecom Italia ordinary shares of par value €0.55 for each Old Telecom Italia ordinary share of par value €0.55;

iii)	3.300871 Telecom Italia savings shares of par value €0.55 for each Old Telecom Italia savings share of par value €0.55.

In accordance with the combined provisions of articles 2504-bis, paragraph 3, and 2501-bis, paragraph 1, point 6, of the Italian Civil Code, the Merger was accounted for by Olivetti beginning January 1, 2003, the date also considered for tax purposes, pursuant to article 123, paragraph 7, of D.P.R. (Presidential Decree) No. 917 dated December 22, 1986.

Following the above transactions, the share capital of Telecom Italia resulting from the Merger was equal to €8,845,640,559.40 divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each.

For Italian GAAP purposes the Merger was accounted for at the historical values taken from the financial statements of the companies that were merged. The Merger differences (excess of the carrying value of the investment of Olivetti in Old Telecom Italia over the net equity of Old Telecom Italia and the exchange surplus arising from the application of the mechanism for the redistribution of the shares described above) were accounted for as follows:

i)	excess of the carrying value of the investment over the net equity, equal to a total of €4,801 million (net of €240 million amortization) was recorded in the line item goodwill since it represented the goodwill paid for the acquisition of an additional stake in a company already consolidated. This difference is being amortized over 20 years;

ii)	exchange surplus arising from the application of the mechanism for the redistribution of the shares described above: the Merger gave rise to an increase in Telecom Italia interest in shareholders’ equity of €3,424 million with a reduction, of the same amount, in minority interest.

The Group has made a number of acquisitions and disposals over the past 18 months that are described below:

Six months ended June 30, 2004

•	On January 16, 2004, a contract was signed with Araba Gertu S.A. for the sale, by Telecom Italia International, of a 3.1% stake in Euskaltel, the regional operator for cable TV and applied telecommunications for Basque countries, for a total price of €13.6 million. The closing took place on February 19, 2004, after the deadline had passed for the exercise of pre-emption rights on the shares held by the other shareholders. The preemption right was exercised by the shareholder, Iberdrola and, accordingly, the sale of the shares held by Telecom Italia International occurred through the signing of two separate contracts (149,231 shares sold to Araba Gertu for a consideration of €12.1 million and 18,719 shares sold to Iberdrola for a consideration of €1.5 million). Upon completion of the transaction, Telecom Italia International retained a 3% stake in Euskaltel.

•	On January 27, 2004, Telecom Italia International sold through a private placement agreement its remaining shares in Telekom Austria, representing 14.78% of Telekom Austria’s total share capital. Gross proceeds were €780 million (approximately €770 million, net of commissions paid to banks) realizing a net gain at the consolidated level of €62 million.

TELECOM ITALIA S.P.A.

•	On February 19, 2004, Is TIM, the mobile operator owned by TIM International (49%) and the Is Bank group (51%), was merged with Aycell, the GSM operator entirely owned by Turk Telecom, Turkey’s state-owned wireline operator. The integration process began last May and was completed after approval was received from the competent authorities. The new company (TT&TIM) resulting from the merger is held 40% by TIM International, 40% by Turk Telekom and the remaining 20% by the Is Bank group.

•	On March 4, 2004, Telecom Italia International signed a contract with Auna for the sale of its entire 30% investment in the Spanish company Netco Redes S.A. for consideration of €30 million. On June 24, 2004, following the fulfillment of the conditions precedent stated in the contract (including the receipt of authorization from the competent Spanish authorities), Telecom Italia International transferred 301,404 shares held in Netco Redes S.A. to Auna, receiving the entire agreed amount of consideration of €30 million, including interest accrued up to the closing date, on June 30, 2004. After this sale, the only equity interest currently held by Telecom Italia International in Spain is represented by the 3% holding in Euskaltel. The net gain for the Telecom Italia Group was €6 million.

•	On June 3, 2004, IT Telecom S.p.A., 100%-controlled by Telecom Italia, signed an agreement with Value Partners S.p.A. regarding the sale of 69.8% equity stake in Webegg S.p.A., at a price of €43 million. The remaining 30.2% interest will be retained by Finsiel. The transaction provides for reciprocal put and call options for Finsiel and Value Partners on the remaining equity interest held by Finsiel. On July 15, 2004, after authorization was received from the Antitrust Authority, the agreement was finalized with Value Partners and the sale took place.

•	On June 28, 2004, Telecom Italia Media reached an agreement with the De Agostini group over the dispute subject to arbitration proceedings regarding a contract signed on September 20, 2000 between Seat Pagine Gialle (after the spin-off renamed Telecom Italia Media) and the De Agostini group, concerning the acquisition of a 40% equity interest in Webfin (which owns 66% of Matrix, owner of the portal Virgilio).

In particular, under the terms of the agreement—which superseded the contract signed on September 20, 2000—De Agostini Invest transferred its entire Webfin holding to Telecom Italia Media (which already had a 60% controlling stake in the company). Telecom Italia Media paid €287 million rather than the originally-agreed price of €700 million, and an additional €38 million for the amounts paid out by De Agostini Invest since July 2001 to cover Webfin’s losses and recapitalize the company.

Year 2003

•	In January 2003, the procedures were completed for the early purchase of 12 property units (totaling about 300,000 square meters) from Teleleasing S.p.A. that are used by Telecom Italia S.p.A. and other Telecom Italia Group companies under lease contracts (the “Dedalo project”). The deal involved a total financial payment of approximately €369 million for the entire Group.

Following a binding offer by the “Beny Steinmetz” Group through its subsidiary “Five Mounts Property” (FMP), on June 20, 2003, Telecom Italia formalized an agreement with “Lastra Holding B.V.” (FMP Group) for the transfer of most of the above mentioned property units, with a sale price of approximately €355 million; Telecom Italia moreover signed lease agreements on the same units to guarantee their utilization. On June 30, 2003, all property units subject to the binding offer were concentrated into a vehicle company, “FMP Italy 1 S.r.l.”, 100% owned by Telecom Italia. On July 21, 2003, the entire “FMP Italy 1 s.r.l.” stake was transferred from Telecom Italia to “Lastra Holding B.V.” for €45,000.

TELECOM ITALIA S.P.A.

•	On February 20, 2003, Telecom Italia International executed a Share Purchase Agreement, for the sale of its entire ownership in Telekom Srbija, corresponding to 29% of the Telekom Srbija’s share capital for a total consideration of €195 million. The payment of the first tranche of €120 million was completed in June 2003 and the closing occurred on July 7, 2003. The shares, however, remain deposited in an escrow account until full payment of the remaining €75 million is received, which constitutes the second tranche of the transaction.

•	On April 1, 2003, the Board of Directors of SEAT, a controlled subsidiary of Telecom Italia, approved the proposed proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”. Effective as of August 1, 2003, the date of the spin-off, the corporate name of the remaining part of SEAT retained by the Group became “Telecom Italia Media S.p.A.”. The spin-off plan was approved by a SEAT extraordinary shareholders’ meeting held on May 9, 2003. The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

On June 10, 2003, Old Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (“Silver S.p.A.”) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Old Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including the shares resulting from the exercise of the J.P. Morgan Chase put option for which Old Telecom Italia paid €2,272 million in 2003. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003. Taking into consideration New SEAT’s net financial indebtedness (defined as long-term debt and short-term debt less cash and cash equivalents, marketable debt securities and financial receivables) at the date of finalization of the sale (€648 million), the transaction allowed Telecom Italia to reduce its net financial consolidated debt by €3,681 million.

The agreements relating to the sale of Telecom Italia’s stake in New SEAT included Telecom Italia’s commitment to Telecom Italia Media to provide, on an ongoing basis, the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The commitment provides for Telecom Italia Media to have funds sufficient to meet such liabilities and indemnifies New SEAT from potential liabilities to any creditors of Telecom Italia Media deriving from New SEAT’s statutory joint liability for such obligations.

•	In September 2003, the acquisition of 100% of the stake in HanseNet Telekommunikation GmbH (“HanseNet”), a broadband operator in the Hamburg, Germany area, from e.Biscom was finalized by Telecom Italia for a total investment of €243 million.

As a result of these transactions, the only significant change in the scope of consolidation refers to New SEAT, which was no longer consolidated as from the month of August 2003. Therefore, the statement of operations data for the first half of 2003 includes New SEAT while the statement of operations data for the first half of 2004 does not.

Note 2—Regulation

In Italy the sector’s regulatory framework was consolidated with the new Electronic Communications Code which came into effect on September 16, 2003 assimilating in the national regulatory framework the EU Directives (“’99 Review”) regarding electronic communications services and networks (“Access & Interconnection”, “Authorization”, “Framework” and “Universal Service” directives).

TELECOM ITALIA S.P.A.

Note 3—Changes in Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim consolidated financial statements for the first six months of 2004 are consistent—with the exception of certain adjustments and adaptations required by the nature of the half-year disclosures, as illustrated below—with those used in the preparation of the annual consolidated financial statements.

In particular, in the six-months unaudited interim consolidated financial statements, the current income taxes of individual consolidated companies are recorded under the “Reserve for taxes” in “Other liabilities” (see Note 14). Current income taxes of individual consolidated companies for the six-month period reflect the best estimate of the tax liability for each company on the basis of the available information and a reasonable expectation of the results of operations for the entire year.

Note 4—Cash and Cash Equivalents and Marketable Securities

Cash and Cash Equivalents

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Bank and postal accounts	4,870	5,689
Cash and valuables on hand	7	10
Receivables for securities held under reverse repurchase agreements	60	13

	4,937	5,712

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. Bank and postal accounts increased by €819 million, from €4,870 million as of December 31, 2003 to €5,689 million as of June 30, 2004, mainly as a result of the disposal of certain marketable debt securities in the first half 2004 in order to meet the funding requirements for the repayment of bonds maturing in July 2004.

Marketable Securities

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Marketable equity securities	878	183
Marketable debt securities	2,719	1,054

	3,597	1,237

As of June 30, 2004, marketable equity securities referred to listed shares purchased for trading (mainly TIM shares). Marketable equity securities decreased by €695 million principally as a result of the sale in January 2004 of the remaining shares held in Telekom Austria (as of December 31, 2003 the book value of Telekom Austria shares amounted to €708 million).

As of June 30, 2004, marketable debt securities consisted of previously issued Group notes acquired and held in treasury (€293 million), commercial paper (€304 million) and other securities (€435 million) held by

TELECOM ITALIA S.P.A.

Telecom Italia Finance as well as other securities held by Telecom Italia (€8 million) and other companies (€14 million). Marketable debt securities decreased by €1,665 million as a result of the following:

•	the cancellation, on March 26, 2004, of previously acquired Group notes, bought-back in prior years, for a total amount of €850 million. These notes, originally issued by Olivetti Finance N.V.S.A. (a company merged on June 1, 2004 into Telecom Italia Finance S.A.) related to: i) €650 million of notes originally issued in the principal amount of €4,200 million, maturing in July 2004 (consequently the outstanding debt decreased to €3,550 million); and ii) €200 million of floating rate notes maturing in February 2005 (consequently the debt was completely cancelled);

•	the above disposal of certain marketable debt securities in the first half 2004 (€815 million).

Note 5—Receivables

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Trade	7,639	8,305
Reserve for bad debt	(790)	(844)

	6,849	7,461
Affiliated companies and others	236	254

	7,085	7,715

Gross trade accounts receivable at June 30, 2004 totaled €8,305 million (€7,639 million at December 31, 2003) and consisted, for the most part, of receivables for telecommunications services. Receivables are adjusted to estimated realizable value through write-downs. Such write-downs mainly relate to the telecommunications companies. Trade accounts receivable are primarily held by Telecom Italia (€4,527 million) and TIM (€1,198 million). The increase in trade receivables of €666 million, compared to December 31, 2003, was mainly due to the lower levels, at the parent company Telecom Italia, of sales of trade receivables under factoring arrangements (a €327 million decrease).

As of June 30, 2004, trade accounts receivable also included €1,300 million of receivables from other telecommunications carriers.

In the first half of 2004, the total amount of the trade accounts receivable sold under the securitization transactions was €4.4 billion and solely referred to receivables from customers of Telecom Italia. As of June 30, 2004, the receivables sold and not yet collected amounted to €894 million (€874 million as of December 31, 2003), of which €761 million (€762 million as of December 31, 2003) were not yet due.

Furthermore, as of June 30, 2004, the Group has recorded under “short term debt” the financing of €347 million (€232 million as of December 31, 2003) loaned by TI Securitization Vehicle (the “Vehicle”) under the securitization Program.

In the first half of 2004, Telecom Italia, TIM and Olivetti Tecnost sold trade accounts receivable under non-recourse factoring arrangements in the amount of €1,626 million (€3,873 million in the year 2003), of which €375 million was not yet due (€665 million at December 31, 2003).

TELECOM ITALIA S.P.A.

The securitization and the factoring arrangements led to a positive impact in consolidated net financial debt as at June 30, 2004 of €1,037 million (€1,201 million as at December 31, 2003).

Note 6—Inventories

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Raw materials and supplies	24	21
Purchased finished goods	267	392
Work in progress and semi-finished products	127	166
Finished products	7	1
Advances to suppliers	1	—

	426	580

As of June 30, 2004, inventories included €311 million (€203 million as of December 31, 2003) held by companies providing telecommunications services, €117 million (€83 million as of December 31, 2003) by companies providing information technology services, €108 million by the Olivetti Tecnost group and €44 million by other minor subsidiaries.

The increase in purchased finished goods was attributable to TIM for €68 million, as a consequence of the summer advertising campaigns focused on the launch of the third generation mobile handsets, and the parent company Telecom Italia for €31 million, as a result of the increasing needs arising from the sales of the Aladino cordless phone and ADSL products.

Note 7—Other Current Assets

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Receivables from banks and other loans	796	537
Cash receipts in transit	91	168
Tax receivables	1,584	307
Deferred tax assets	1,841	1,909
Accrued income	495	504
Prepaid expenses	303	414
Other	1,274	932

	6,384	4,771

At June 30, 2004, receivables from banks and other loans amounted to €537 million (€796 million at December 31, 2003) and were mainly related to the deferred purchase price due from the securitization Vehicle (€470 million). They decreased by €259 million principally as a result of the cancellation of the bond lending agreement (€300 million) entered by Telecom Italia Finance (formerly Olivetti Finance N.V.S.A.) with a financial institution, for which a short-term liability was also recognized for an equal amount.

TELECOM ITALIA S.P.A.

The €1,277 million decrease in tax receivables was principally due to the transferral by Telecom Italia to TIM of its IRPEG receivables in order to allow the latter to utilize these receivables for the payment of the 2004 IRES advance (€1,103 million).

Deferred tax assets, including those under Other assets (see Note 10), decreased by €149 million, from €5,013 million at December 31, 2003 to €4,864 million at June 30, 2004.

Other current assets include miscellaneous receivables due from the Italian government and other public institutions and advances to personnel.

Note 8—Fixed assets, net

Fixed asset balances, net of accumulated depreciation and write-downs are detailed as follows:

	As of June 30, 2004							As of December 31, 2003
	Owned assets			Leased assets			Total Net Book Value	Total Net Book Value
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
				(Unaudited)
	(millions of euro)
Land and buildings	3,163	(1,473)	1,690	159	(25)	134	1,824	1,814
Telecommunications systems and equipment, machinery and installations	59,114	(45,111)	14,003	16	(15)	1	14,004	14,302
Industrial and commercial equipment	700	(658)	42				42	46
Other	2,088	(1,548)	540	60	(30)	30	570	597
Construction in progress and advances to suppliers	1,368		1,368				1,368	1,565

Total	66,433	(48,790)	17,643	235	(70)	165	17,808	18,324

Fixed assets, net decreased by €516 million compared to December 31, 2003, mainly as a result of the balance between investments and depreciation for the period, as well as the effect of exchange rate fluctuations.

An analysis of movements in fixed assets is as follows:

	Year ended December 31, 2003	Six months ended June 30, 2004
		(Unaudited)
	(millions of euro)
Balance, at the beginning of the period	19,449	18,324
Investments in fixed assets	3,111	1,317
Disposals	(404)	(24)
Depreciation(1)	(3,670)	(1,722)
Changes in consolidation area	(197)	(11)
Translation adjustments and other	35	(76)

Balance, at the end of the period	18,324	17,808

(1)	A breakdown of depreciation is as follows:

TELECOM ITALIA S.P.A.

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Buildings	68	55
Telecommunications systems and equipment, machinery and installations	1,589	1,536
Industrial and commercial equipment	17	14
Other	129	117

Total	1,803	1,722

Additions to fixed assets amounted to €1,317 million (€1,181 million in the six months ended June 30, 2003). A detail of investments in fixed assets by segment is as follows:

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Wireline	777	714
Mobile	266	444
South America	58	49
Internet and Media	10	6
IT Market	7	10
IT Group	38	22
Olivetti Tecnost	7	8
Other activities and intercompany eliminations	18	64

Total	1,181	1,317

Note 9—Intangible assets

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Licenses, trademarks and similar rights	3,761	3,629
Goodwill	27,145	26,397
Software and other rights	1,850	2,000
Leasehold improvements	166	260
Work in progress and advances	742	629
Other	189	134

	33,853	33,049

•	Licenses, trademarks and similar rights decreased by €132 million compared to December 31, 2003. Licenses, trademarks and similar rights are primarily attributable to the Mobile Business Unit (€3,288 million), mainly in respect to the remaining unamortized cost of UMTS and PCS licenses (of which €2,364 million relates to TIM), and other Group companies (€341 million), principally for Indefeasible Rights of Use (IRU) that have been granted to the Group and capitalized.

TELECOM ITALIA S.P.A.

•	Goodwill decreased by €748 million compared to December 31, 2003 (net of amortization and write-downs). This change was also impacted by the goodwill recorded following the agreement between Telecom Italia Media and De Agostini group concerning the acquisition of a 40% stake in Webfin (€324 million) that was subsequently written-down by €282 million.

As of June 30, 2004, the residual amount of goodwill is detailed as follows:

(Unaudited)
(millions of euro)
Old Telecom Italia	24,191
TIM	657
TI Media	486
Entel Chile	465
Holding Media e Comunicazione	132
Corporacion Digitel	111
Other companies	355

26,397

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to costs of developing software projects incurred by Telecom Italia, mainly for internal use.

Changes in intangible assets are as follows:

	Year ended December 31, 2003	Six months ended June 30, 2004
		(Unaudited)
	(millions of euro)
Balance, at the beginning of the period	34,412	33,853
Goodwill	5,096	329
Other additions	1,783	676
Amortization	(3,109)	(1,490)
Write-downs	(1,022)	(288)
Disposals, translation adjustments and other	(3,307)	(31)

Balance, at the end of the period	33,853	33,049

Other additions mainly related to capitalization of costs for telecommunications software.

The write-downs made in the six months ended June 30, 2004 are substantially related to goodwill already detailed above.

TELECOM ITALIA S.P.A.

Note 10—Other assets

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Equity investments in:
• Affiliated companies	955	838
• Other companies	506	438
• Advances on future capital contributions	9	46

Total investments	1,470	1,322
Treasury stock	393	393
Other securities	12	10
Deferred tax asset	3,172	2,955
Other receivables	848	887

	5,895	5,567

Investments in affiliated companies (€955 million and €838 million, respectively, as of December 31, 2003 and June 30, 2004) comprised:

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Etec S.A.	392	383
Italtel Holding	35	29
LI.SIT—Lombardia Integrata	49	44
Mirror International Holding	48	48
Netco Redes	24	—
Sky Italia (formerly Stream)	44	21
Tiglio I	234	187
Tiglio II	78	79
Other	51	47

	955	838

Investments in affiliated companies decreased by €117 million compared to December 31, 2003, as a result of the following:

(Unaudited)
(millions of euro)
Balance, at the beginning of the period	955
Additions	28
Disposals and reimbursements	(67)
Valuation using equity method(*)	(78)

Balance, at the end of the period	838

(*)	Includes the share of earnings or losses for the period, amortization of goodwill and adjustments on the translation of foreign currency financial statements.

TELECOM ITALIA S.P.A.

The investments valued by the equity method include the remaining unamortized portion of goodwill relating to such investments (€94 million compared to €101 million as of December 31, 2003). As of June 30, 2004, goodwill is mainly associated with Etec S.A. Cuba for €91 million.

On February 19, 2004, Aria—Is TIM, the mobile operator owned by TIM International (49%) and the Is Bank group (51%), was merged with Aycell, the GSM operator entirely owned by Turk Telecom. The new company (TT&TIM) resulting from the merger is held 40% by TIM International, 40% by Turk Telekom and the remaining 20% by the Is Bank group. As of June 30, 2004, this investment was maintained at zero, pending development of an operating history for the new joint venture.

Disposals and reimbursements of €67 million mainly relate to the disposal of the equity investment in Netco Redes (€24 million) and the distribution of reserves from Tiglio I (€41 million).

Investments in other companies (€506 million and €438 million, respectively, as of December 31, 2003 and June 30, 2004) are comprised of:

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Mediobanca	113	113
Solpart Participações	111	90
Neuf Telecom (formerly LDCom)	51	51
Cirsa	41	—
Medio Credito Centrale	36	36
Euskaltel	27	13
Consortium	20	20
Fin. Priv.	15	15
Pirelli Real Estate	15	9
Forthnet	14	11
Intelsat	12	12
Sia	11	11
Other	40	57

	506	438

Treasury stock referred to 101,208,867 Telecom Italia ordinary shares, comprising 1,272,014 shares held by Telecom Italia and 99,936,853 shares held by Telecom Italia Finance S.A..

As of June 30, 2004, other receivables included receivables from affiliated companies, the tax receivable from the prepayment of tax on the reserve for employee severance indemnities, loans to employees, loans to third parties (including the receivable from PTT Srbija arising from the disposal of Telekom Srbija), security deposits and the cost of €49 million for the call options acquired on the share capital of Sofora Telecomunicaciones S.A. (“Sofora”).

TELECOM ITALIA S.P.A.

Note 11—Financial Debt

	As of December 31, 2003	As of June 30, 2004
	Total	Denominated in euro	Denominated in Foreign currency	Total
		(Unaudited)
	(millions of euro)
Short-term debt(1)	10,613	5,489	421	5,910
Long-term debt	30,852	28,585	5,900	34,485

	41,465	34,074	6,321	40,395

(1)	Including current portion of long-term debt.

Total financial debt decreased by €1,070 million compared to the end of 2003, after the distribution of profits (€2,780 million) and the disbursements for the financial investments of €110 million (of which Etec S.A. Cuba €26 million and Sky Italia €36 million) and the purchase of a 40% stake in Webfin from De Agostini Group for €325 million. These requirements were mostly financed by cash generated by operations and the sale of the residual stake (14.78%) in Telekom Austria (€768 million, net of commissions paid to banks).

The portion of financial debt due beyond twelve months as a percentage of total debt increased from 74% at December 31, 2003 to 85% at June 30, 2004. At June 30, 2004, short-term debt, equal to €5,910 million (€10,613 million at December 31, 2003), included the current portion of medium/long-term debt falling due within twelve months, amounting to €4,724 million (€9,289 million at December 31, 2003), of which €3,550 million related to the Telecom Italia Finance S.A. 1999-2004 notes maturing in July 2004.

As of June 30, 2004, the amount of unutilized bank lines of credit was €8,829 million (€9,110 million as of December 31, 2003). Approximately 97% of these lines of credit were denominated in Euro and had varying interest rates.

Financial debt denominated in foreign currency as of the end of each period is as follows:

	As of		As of
	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004
		(Unaudited)		(Unaudited)
	(millions of foreign currency)		(millions of euro)
U.S.$	4,952	5,058	3,921	4,161
GBP	56	917	79	1,367
BRL (Brazil)	675	621	185	164
CLP (Chile)	201,266	157,332	269	204
NUEVO SOL (Perù)	101	122	23	29
YEN	37,139	40,250	275	304

Other			183	92

			4,935	6,321

TELECOM ITALIA S.P.A.

A grouping of the financial debt by interest rates is as follows:

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Up to 2.5%	9,241	9,624
From 2.5% to 5%	17,745	14,478
From 5% to 7.5%	11,810	14,359
From 7.5% to 10%	1,371	1,282
Over 10%	613	652

	40,780	40,395
Non-interest bearing	685	—

	41,465	40,395

Long-term debt as of June 30, 2004 classified by maturity is as follows (in millions of euro):

(Unaudited)
By June 2005 (current portion of long-term debt)	4,724
By June 2006	7,395
By June 2007	3,599
By June 2008	3,041
By June 2009	2,499
Beyond June 2009	17,951

39,209

Long-term debt includes notes issued by the Group in order to reduce its dependence on short-term debt, lengthen the average life of its financial debt and diversify its investor base. To this effect, we issued long-term debt in the capital markets under, among the others, the Telecom Italia EMTN Program, the Olivetti EMTN Program and the Old Telecom Italia Global Note Program.

Financial debt consists of the following:

	As of
	December 31, 2003	June 30, 2004
	Total	Long-term debt	Short-term debt(1)	Total
		(Unaudited)
	(millions of euro)
Debt to banks	2,460	1,073	1,299	2,372
Debt to other financial institutions	1,012	604	454	1,058
Convertible notes	7,312	5,596	—	5,596
Notes and bonds	30,053	27,135	4,051	31,186
Payables to associated companies	42	18	30	48
Suppliers	9	3	3	6
Other	577	56	73	129

	41,465	34,485	5,910	40,395

(1)	Including current portion of long-term debt.

TELECOM ITALIA S.P.A.

•	Debt to banks of €2,372 million, decreased by €88 million compared to December 31, 2003. Certain bank borrowings are secured by collateral of €116 million mainly related to Maxitel. Furthermore, TIM International has pledged Digitel shares as a guarantee for a credit facility granted to the same company in 2002 as well as TIM Perù shares as a guarantee for a loan granted from International Finance Corporation (IFC).

•	Debt to other financial institutions, of €1,058 million, increased by €46 million compared to December 31, 2003. This debt was mainly related to:

•	short-term loans received by Telecom Italia from TI Securitisation Vehicle from the excess liquidity generated by the securitization of receivables (€347 million);

•	loans received by Telecom Italia from the Cassa Depositi e Prestiti (€213 million); and

•	a loan contract received by Telecom Italia Finance (originally Olivetti International Finance N.V.) from a Japanese investor, maturing on October 29, 2029, and originally set up in the form of notes (€174 million).

•	Convertible notes, of €5,596 million, decreased by €1,716 million compared to December 31, 2003 and are detailed as follows:

•	notes 2001-2010 issued by Telecom Italia S.p.A. (originally Olivetti S.p.A.) for a face value of €2,390 million convertible into Telecom Italia (originally Olivetti S.p.A.) shares, with an annual fixed-rate coupon of 1.5% and a premium on redemption of 118.37825% of the issue price, maturing in January 2010. As of June 30, 2004, those notes resulted in a total liability of €2,828 million. The annual yield upon maturity is 3.5% and the conversion will be at a rate of 0.471553 Telecom Italia shares for each note held;

•	notes 2000-2005 issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) for €708 million, redeemable in Telecom Italia ordinary shares, with the right of the issuer to pay off the amount due in cash, an annual fixed-rate coupon of 1% and a premium on redemption of 113.40616% of the issue price, maturing in November 2005. Those notes, which, accordingly, result in a total liability of approximately €804 million, are convertible into 166,364,879 shares (strike price of approximately €4.2577 per share). The annual yield upon maturity is 3.5% and the conversion will be at a rate of 234.8685064 newly issued Telecom Italia shares for each €1,000 note held; and

•	€2,500 million notes originally issued in March 2001 by Sogerim (merged in 2002 into Telecom Italia Finance S.A.), convertible into TIM or Seat Pagine Gialle shares, with the right of the issuer to pay off the amount due in cash; with an annual fixed-rate coupon of 1%, a premium on redemption of 117.69% of the issue price, maturing in March 2006. The spin-off transaction and the subsequent disposal of the equity investment in the beneficiary company, New SEAT, did not result in changes to the terms of the notes since the terms and conditions contemplated possible dispositions for purposes of settlement. These are five-year notes and note holders exercised the right to redeem notes before maturity at the end of the third year after issue (March 2004) for €466,000. The notes decreased in September 2002 by €536 million due to the purchase in the market by Telecom Italia Finance S.A. of a portion of the notes, which were subsequently cancelled, leaving a balance of €1,964 million at June 30, 2004. These notes are convertible into 180,453,860 TIM shares at the strike price of approximately €10.88 or into 707,460,852 Seat Pagine Gialle shares at the strike price of approximately €2.01 and 125,606,848 Telecom Italia Media shares at the strike price of approximately €4.3. The annual yield upon maturity is 4.25% and the redemption will be at a rate of 91.879193537 TIM shares or of 360.2080473 Seat Pagine Gialle shares and of 63.953500 Telecom Italia Media shares for each €1,000 note held.

TELECOM ITALIA S.P.A.

Original Currency	Amount (million)	Coupon	Convertible into shares of	Issue date	Maturity date	Issue price (%)
Convertible notes issued by Telecom Italia S.p.A.
Euro	2,828	1.50%	TI S.p.A.	11/23/01	01/01/10	100
Convertible notes issued by Telecom Italia Finance S.A. guaranteed by Telecom Italia S.p.A.
Euro	804	1.00%	TI S.p.A.	11/03/00	11/03/05	100
Euro	1,964	1.00%	TIM / TI Media/Seat Pagine Gialle	03/15/01	03/15/06	100

Total	5,596

•	Notes and bonds of €31,186 million, increased by €1,133 million compared to December 31, 2003 and are detailed as follows:

Notes and bonds issued by Telecom Italia S.p.A. (total of €7,106 million)

•	notes issued on February 1, 2002 in the principal amount of €2,500 million, divided into two tranches of €1,250 million each, with annual fixed interest rates coupon of 5.625% and maturing on February 1, 2007 and coupon of 6.25% and maturing February 1, 2012, respectively. The issue was part of the “Global Medium Term Note Program”;

•	notes 2002-2022 reserved for subscription by employees, in service and retired, of companies directly and indirectly controlled by Telecom Italia S.p.A., with headquarters in Italy, for €207 million;

•	notes issued on January 29, 2004 in the principal amount of €3,000 million, divided into three tranches: €1,000 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.33%, maturing on October 29, 2007; €750 million with an annual fixed-rate of 4.5%, maturing on January 28, 2011; €1,250 million with an annual fixed-rate of 5.375%, maturing on January 29, 2019;

•	notes issued on April 8, 2004 in the principal amount of €110 million with a quarterly coupon indexed to the Euribor 3-month rate + 0.60%, maturing on March 30, 2009; and

•	notes issued on June 24, 2004 in the principal amount of GBP 850 million (€1,289 million) with a annual fixed-rate coupon of 6.375%, maturing on June 24, 2019.

The above mentioned notes issued in 2004 are under the €10 billion Euro Medium Term Note Program of Telecom Italia S.p.A. authorized by the Board of Directors on October 10, 2003.

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A. (total of €20,617 million)

•	notes originally issued by Sogerim (a company merged in 2002 into Telecom Italia Finance S.A.) on international markets in the principal amount of €6,000 million. The issue was divided into three tranches: €1,000 million of floating rate notes, which matured on April 20, 2004, and have been repaid; €3,000 million with an annual fixed-rate of 6.375%, maturing on April 20, 2006; €2,000 million with an annual fixed-rate of 7.25%, maturing on April 20, 2011;

•	notes 1999-2009 issued (originally by Olivetti International N.V.) in the principal amount of €1,500 million with an annual fixed-rate coupon of 5.15%, maturing in February 2009; and

TELECOM ITALIA S.P.A.

•	notes in Swiss Francs 1986-2046 issued (originally by Olivetti International N.V.) in the principal amount of CHF 100 million (€66 million) with an annual fixed-rate coupon of 5.625%, maturing in June 2046.

The notes listed below were originally issued by Olivetti Finance N.V.S.A. (merged into Telecom Italia Finance S.A. on June 1, 2004) and guaranteed by Telecom Italia S.p.A. under the Euro Medium Term Note Program (EMTN):

•	notes 1999-2004 issued (originally by Olivetti International Finance N.V.) in the principal amount of €4,200 million with an annual fixed-rate coupon of 5 3/8% + a 0.45% step-up, maturing in July 2004. On March 26, 2004, €650 million of these notes were cancelled by Olivetti Finance N.V.S.A. after their buy-back, consequently the outstanding debt decreased to €3,550 million. These notes were redeemed at par at the maturity date;

•	notes 2002-2005 issued in the principal amount of €500 million with a quarterly coupon indexed to the Euribor 3-month rate + 130 basis points, maturing in March 2005. The noteholder has the option to extend the maturity for successive periods of 21 months up to a total maximum tenor of 10 years;

•	notes 2002-2006 issued in the principal amount of €1,100 million with a quarterly coupon indexed to the Euribor 3-month rate plus a spread of 1.25%, maturing in January 2006;

•	notes 2002-2007 issued in the principal amount of €1,750 million with an annual fixed-rate coupon of 6.5%, maturing in April 2007;

•	notes 2003-2008 issued in the principal amount of €1,750 million with an annual fixed-rate coupon of 5.875%, maturing in January 2008;

•	notes 1999-2009 issued (originally by Olivetti International Finance N.V.) in the principal amount of €2,350 million with an annual fixed-rate coupon of 6 1/8% + a 0.45% step-up, maturing in July 2009;

•	notes 2002-2012 issued in the principal amount of €1,000 million with an annual fixed-rate coupon of 7.25%, maturing in April 2012;

•	notes 2003-2013 issued in the principal amount of €850 million with an annual fixed-rate coupon of 6.875%, maturing in January 2013;

•	notes 2002-2032 issued in the principal amount of Yen 20 billion (€151 million) with a six-month fixed-rate coupon of 3.55%, maturing in May 2032 (callable by the issuer annually beginning from the tenth year);

•	notes 2002-2032 issued in the principal amount of €250 million with an annual fixed-rate coupon of 7.77%, maturing in August 2032; and

•	notes 2003-2033 issued in the principal amount of €800 million with an annual fixed-rate coupon of 7.75%, maturing in January 2033.

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A. (total of €3,291 million)

•	issue of fixed-rate multi-tranche notes in the principal amount of U.S.$4,000 million (€3,291 million). The issue was divided into three tranches:

•	Series A notes in the principal amount of U.S.$1,000 million (€823 million) with an annual fixed-rate coupon of 4%, maturing in November 2008;

TELECOM ITALIA S.P.A.

•	Series B notes in the principal amount of U.S.$2,000 million (€1,645 million) with an annual fixed-rate coupon of 5.25%, maturing November 2013; and

•	Series C notes in the principal amount of U.S.$1,000 million (€823 million) with an annual fixed-rate coupon of 6.375%, maturing November 2033.

Notes and bonds issued by Entel Chile (total of €172 million)

•	notes maturing between 2007 and 2023 issued in the principal amount of €172 million.

TELECOM ITALIA S.P.A.

The following table sets forth the Group’s outstanding notes and bonds as of June 30, 2004 broken-down by issuer.

Original Currency	Amount in original currency (million)	Amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)
Notes and bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	5.625%	02/01/02	02/01/07	99.841
Euro	1,000	1,000	Euribor 3 months +0.33%	01/29/04	10/29/07	99.927
Euro	110	110	Euribor 3 months +0.60%	04/08/04	03/30/09	100
Euro	750	750	4.5%	01/29/04	01/28/11	99.56
Euro	1,250	1,250	6.250%	02/01/02	02/01/12	98.952
Euro	1,250	1,250	5.375%	01/29/04	01/29/19	99.07
GBP	850	1,289	6.375%	06/24/04	06/24/19	98.85
Euro	207	207	Euribor 6 months	01/01/02	01/01/22	100

Sub-Total		7,106

Notes and bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	3,550	3,550	5.825%	07/30/99	07/30/04	99.786
Euro	500	500	Euribor 3 months + 1.3%	03/14/02	03/14/05	100
Euro	1,100	1,100	Euribor 3 months + 1.25%	05/29/02	01/03/06	99.6673
Euro	3,000	3,000	6.375% (a)	04/20/01	04/20/06	99.937
Euro	1,750	1,750	6.500%	04/24/02	04/24/07	99.637
Euro	1,750	1,750	5.875%	01/24/03	01/24/08	99.937
Euro	1,500	1,500	5.15% (b)	02/09/99	02/09/09	99.633
Euro	2,350	2,350	6.575% (c)	07/30/99	07/30/09	99.272
Euro	2,000	2,000	7.25% (a)	04/20/01	04/20/11	99.214
Euro	1,000	1,000	7.25%	04/24/02	04/24/12	99.602
Euro	850	850	6.875%	01/24/03	01/24/13	99.332
JPY	20,000	151	3.550%	04/22/02	05/14/32	99.25
Euro	250	250	7.770%	08/09/02	08/09/32	100.2
Euro	800	800	7.750%	01/24/03	01/24/33	99.239
CHF	100	66	5.625%	06/12/86	06/12/46	99.000

Sub-Total		20,617

Notes and bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	823	4.000%	10/29/03	11/15/08	99.953
USD	2,000	1,645	5.250%	10/29/03	11/15/13	99.742
USD	1,000	823	6.375%	10/29/03	11/15/33	99.558

Sub-Total		3,291

Notes and bonds issued by Entel Chile
CLP	132,704	172	From 5.93% to 8.06%	From 2000 to 2002	From 2007 to 2023

Sub-Total		172

Total		31,186

Note (a), (b) and (c): see the next paragraph “Ratings Triggers”.

TELECOM ITALIA S.P.A.

Rating Triggers

Certain of the notes and bonds we have issued provide certain protections to investors in the event that our debt ratings are downgraded.

As of June 30, 2004, the ratings assigned to Telecom Italia by the various agencies are the following:

Standard & Poor’s:	BBB+	positive outlook
Moody’s:	Baa2	Stable outlook
Fitch IBCA:	A-	Stable outlook

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(a) Telecom Italia Finance S.A. Notes:

•	€3,000 million, 6.125% interest, maturing April 2006

•	€2,000 million, 7% interest, maturing April 2011

These notes carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each reduction in the rating by one notch by either of the two agencies to below the stated thresholds would cause an increase in the interest coupon (or in the spread above the Euribor in the case of floating-rate securities) of 0.25%, starting from the interest payment date subsequent to the downgrade in the rating.

Any change in the rating is evaluated at the end of each interest period and, on the basis of the then applicable rating, the interest for the next coupon is fixed; therefore, changes in the ratings during the interest period would have no impact on the determination of the coupon except for the applicable ratings immediately prior to the beginning of the new interest period.

Therefore, the step-up/down will only be applied when the rating at the end of a coupon period is different from the rating at the end of the preceding coupon period.

As a result, these securities are currently subject to an 0.25% increase in interest due to the assignment of a Baa2 rating by Moody’s in August 2003. With reference to the two fixed-rate securities, the increase has been applied since the interest period beginning April 2004; therefore, the coupon is 6.375% for the notes due in April 2006 and 7.25% for the notes due in April 2011.

(b) Telecom Italia Finance S.A. Notes: €1,500 million, 5.15% interest, maturing February 2009.

These notes carry protection for investors which would be triggered by a downgrade in the minimum rating (among those assigned by the various agencies, specifically in reference to the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the interest coupon at issue (5%), a 0.15% increase in interest was granted to investors to the maturity date, bringing the current coupon interest rate to 5.15%.

TELECOM ITALIA S.P.A.

This current coupon can be further increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.50% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.5% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the current coupon.

Therefore, only future downgrades in the minimum rating could cause an increase in the current coupon; this coupon cannot be reduced because of upgrades in the ratings.

(c) Telecom Italia Finance S.A. Notes: €2,350 million, 6.575% interest, maturing July 2009.

These notes carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, specifically the Baa2 rating by Moody’s).

At the beginning of each interest period, this minimum rating is checked, and depending upon the rating, the interest coupon will be fixed; once fixed, changes in the minimum rating during the interest period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon that will effectively be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the interest coupon is fixed, the minimum rating is Ba1/BB+ or less, 1.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa3/BBB-, 0.95% will be added to the original coupon;

•	if, at the time the interest coupon is fixed, the minimum rating is Baa2/BBB, 0.45% will be added to the original coupon; and

•	higher levels of minimum ratings do not involve increases in the original coupon.

In line with this mechanism, starting October 2000 (date of the introduction of this mechanism), the original coupon was increased by 0.45% (reaching the current 6.575%).

Future upgrades/downgrades in the minimum rating might cause decreases/increases in the coupons according to the mechanism described above.

Financial covenants / other covenants / other features

The notes and bonds summarized above contain customary covenants and events of default but do not contain financial covenants or covenants which would force the notes to be repaid at an earlier date as a result of events other than the insolvency of the Telecom Italia Group. There are no clauses which would cause the notes to be repaid due to a downgrade in the ratings to below the established thresholds.

The guarantees provided by Telecom Italia S.p.A. on notes issued by foreign subsidiaries are all full and unconditional.

None of the notes summarized above carry any other interest rate structures or structural complexities.

TELECOM ITALIA S.P.A.

Since these transactions have principally been placed with institutional investors on major world capital markets (the Euro market and the U.S.A.), the terms which regulate the notes are in line with the market practice for similar transactions effected on the same markets.

In particular, the notes issued by Telecom Italia Capital S.A. in October 2003, under the guarantee of Telecom Italia, for the amount of U.S.$4,000 million, carry a covenant which obliges Telecom Italia Capital S.A. and Telecom Italia to do a registered exchange offer with the SEC in order to allow investors to exchange the notes originally purchased with registered notes freely marketable without restrictions. In case Telecom Italia Capital S.A. should not complete the required exchange offer by the end of October 2004, the coupon would increase by 50 basis points until the exchange offer is completed. On September 2, 2004, after having received the approval from the SEC, we started the exchange offer which is scheduled to end at the close of business on September 30, 2004.

•	Other, of €129 million, decreased by €448 million compared to the end of 2003 mainly as a result of the cancellation of the bond lending agreement (€300 million) entered by Telecom Italia Finance (formerly Olivetti Finance N.V.S.A.) with a financial institution. Includes €82 million for the residual liabilities of the Mobile Business Unit on the UMTS license acquired in Greece and the GSM license acquired in Brazil.

Note 12—Payables, trade and other

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Advances from customers	141	177
Trade payables	5,848	5,285
Payables to associated companies	146	223
Other taxes payable	592	1,234
Payables to customers	1,672	1,690
Other	263	279

	8,662	8,888

Advances from customers, which totaled €177 million, increased by €36 million compared to December 31, 2003.

Trade payables decreased by €563 million from December 31, 2003, mainly as a result of the decrease in payables within Telecom Italia, the Mobile Business Unit as well as the Information Technology Group Function, partly offset by the increase in payables relating to Olivetti Tecnost Business Unit. This item also includes €741 million of amounts due to other telecommunications operators. Furthermore, the TIM group pledged Maxitel shares to guarantee the supply contract between Maxitel and Ericsson.

Other taxes payable amounted to €1,234 million and increased by €642 million compared to December 31, 2003 mainly as a result of the increase in the VAT payable.

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges, as well as prepaid traffic.

Other payables increased from €263 million at December 31, 2003 to €279 million at June 30, 2004 and included payables for the telecommunications license fee totaling €32 million (€24 million as of December 31, 2003).

TELECOM ITALIA S.P.A.

Note 13—Other accrued liabilities

As of June 30, 2004, other accrued liabilities amounted to €1,868 million (€2,122 million as of December 31, 2003). They consist of accrued expenses (primarily interest) of €1,107 million as of June 30, 2004 (€1,298 million as of December 31, 2003) and deferred income of €761 million as of June 30, 2004 (€824 million as of December 31, 2003). Deferred income includes, among other things, the pre-billed basic charges and rentals of telephone equipment and the deferred portion of capital grants received.

Note 14—Other liabilities

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Reserve for taxes	152	458
Reserves for pensions and similar obligations	42	37
Reserve for restructuring costs	184	184
Reserve for risks and charges related to TT&TIM (formerly Aria—Is Tim)	572	560
Reserve for contract and other risks and charges	1,721	1,645
Payable to INPS and other accruals	1,468	1,325

	4,139	4,209

•	As of June 30, 2004, the reserve for taxes included the estimated tax liabilities on positions still to be agreed upon or in dispute as well as the payable for the current income taxes of the first half 2004. The €306 million increase was principally attributable to TIM (€296 million).

•	The reserves for pensions and similar obligations, amounting to €37 million (€42 million at December 31, 2003), included the reserve for agents’ leaving indemnities and reserves for potential liabilities related to pension funds set up for the employees of certain foreign subsidiaries.

•	As of June 30, 2004, the reserve for restructuring costs remained stable with respect to December 31, 2003 at €184 million, of which €121 million was related to Telecom Italia.

•	As of June 30, 2004, the reserve for risks and charges related to TT&TIM (the company resulting from the merger between Aria—Is Tim and Aycell) amounted to €560 million (€572 million as of December 31, 2003). This reserve was originally recorded in 2002 for the guarantees provided by the Group to financial institutions on behalf of Aria—Is TIM.

•	The reserve for contract and other risks and charges (€1,645 million as of June 30, 2004; €1,721 million as of December 31, 2003) included:

•	the reserves for contractual risks and other risks in the amount of €462 million mainly relating to operating activities;

•	the reserves related to the Digitel dispute (€59 million) and TIM Celular (€113 million), recorded by the Mobile Business Unit;

•	the reserves for the risks of technological revisions and future risks inherent in the regulatory framework of TIM for €345 million;

•	the reserves of €235 million relating to the financial expenses for the premium on the redemption of notes issued by Telecom Italia Finance and €35 million relating to risks on Derivatives Financial Instruments; and

•	the reserves for the losses of subsidiaries and affiliates of €150 million and for the expenses connected with extraordinary transactions of €246 million.

TELECOM ITALIA S.P.A.

•	Payable to the Italian Social Security Agency (“INPS”) and other accruals includes the non current portion of the contributions due to INPS for the remaining balance of the charges estimated pursuant to Law No. 58/1992 (see Note 18), as well as the deferred revenue from the capital grants provided by the government. Pursuant to Law No. 58/1992, Telecom Italia is required to provide full national insurance coverage for all employees on the payrolls of STET, SIP, Italcable and Telespazio as of February 20, 1992, as well as for all employees transferred from the Public Administration to the former Iritel, through the Telephone Companies Employees Social Security Fund (Fondo Previdenza Telefonici, FPT) which on January 1, 2000 became part of the general Employees Pension Fund. This coverage also extends to previous periods of employment in other companies. The amounts due were calculated by the INPS and are to be paid in 15 equal annual deferred installments (including annual interest of 5%), starting when INPS formally submits its requests. Subsequently, article 66 of Law No. 427/1993 ruled that these costs be recorded in the financial statements and deducted against taxes for the years in which the payments are made. The amount of the liability is uncertain, since Telecom Italia and the INPS do not agree on the calculation methods to be used. The matter is being considered by the Courts (for further details see Note 18). As of June 30, 2004, the principal amount of the liability attributable to Telecom Italia (corresponding to the maximum estimated liability) was €1,255 million (including the part under “payables, trade and other”), of which €536 million relating to the former Iritel employees.

Note 15—Employee termination indemnities

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employees on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities shown in the unaudited interim consolidated financial statements reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

The reserve for employee termination indemnities increase by €43 million compared to the end of 2003, as a result of the followings:

(Unaudited) (millions of euro)
Balance, at the beginning of the period	1,296
Provision for the period	98
Utilizations:
• indemnities paid	(16)
• advances	(10)
• pension funds	(14)
Other variations	(15)

Balance, at the end of the period	1,339

Other variations mainly refer to the changes in the scope of consolidation.

Note 16—Share capital

As of June 30, 2004, the share capital of Telecom Italia S.p.A. amounted to €8,857 million (€8,854 million as of December 31, 2003) and consisted of 10,308,303,807 ordinary shares and 5,795,921,069 savings shares, all with a par value of €0.55 each. The €3 million increase in share capital was mainly due to the exercise of certain stock options by the employees of Company.

TELECOM ITALIA S.P.A.

Note 17—Additional paid-in capital and reserves, retained earnings (deficit) and net income (loss) of the year

Additional paid-in capital

Additional paid-in capital at June 30, 2004 amounted to €97 million, with an increase compared to December 31, 2003 of €9 million due to the followings:

•	€1 million for the additional paid-in capital relating to the capital increases subscribed as a result of the conversion of 432,175 “Telecom Italia 1.5% 2001—2010 convertible notes with a premium on redemption”;

•	€8 million for the additional paid-in capital relating to the capital increases following the warrants exercised for the stock option plans reserved for the employees of Company.

Reserves, retained earnings (deficit) and profit of the period

	As of
	December 31, 2003	June 30, 2004
		(Unaudited)
	(millions of euro)
Reserves and retained earnings (deficit)	5,958	5,371
Net income of the period	1,192	405

	7,150	5,776

Reserves, retained earnings (deficit) and net result of the period decreased by €1,374 million compared to December 31, 2003. The decrease was mainly due to the payments of 2003 dividends (€1,730 million) partially offset by the net income for the first six months of 2004 (€405 million).

Included in reserves and retained earnings (deficit) are retained earnings of subsidiaries, legal reserves, revaluation reserves and the reserves held on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions, which could give rise to a tax liability, are not expected to occur. Legal reserves are not available for payment of dividends.

Note 18—Commitments, Guarantees and Contingent Liabilities

Purchase commitments

As of June 30, 2004, the Group had purchase commitments totaling €229 million (€184 million as of December 31, 2003). In particular, as of June 30, 2004, the purchase commitments mainly referred to the orders to suppliers of Telenergia (€168 million) relating to the agreement for the supply of electric power with Società Endesa Italia for the years 2004-2006.

Furthermore, the Group had commitments for the purchase from the minority shareholders of the 49% stakes in Mediterranean Nautilus Ltd and Med-1 Submarine Cables Ltd based on the fair market value of these companies.

Sale commitments

As of June 30, 2004, the Group had sale commitments totaling €8 million (€24 million as of December 31, 2003).

The purchase and sale commitments above refer to commitments that do not fall within the normal “operating cycle” of the Group.

TELECOM ITALIA S.P.A.

Guarantees

As of June 30, 2004, the Group has given guarantees of €1,166 million (€1,155 million as of December 31, 2003). The amount of the guarantees provided is presented net of counter-guarantees received amounting to €452 million (€476 million as of December 31, 2003). Guarantees provided mainly consist of sureties provided by Telecom Italia and TIM on behalf of affiliated companies (of which €648 million on behalf of TT&TIM Turkey) and others for medium/long-term loan transactions and guarantees on bids to acquire TLC licenses abroad.

Collateral

As of June 30, 2004, the Group has given collateral of €7 million, a decrease by €107 million compared to December 31, 2003. Such reduction was principally due to the cancellation of the obligations arising from the supply contracts signed by Aria—Is TIM with Ericsson and Siemens, following the integration process between Aria—Is TIM and Aycell in TT&TIM.

Other memorandum accounts

Other memorandum accounts of €138 million (€105 million as of December 31, 2003) referred mainly to third-party assets held by the individual consolidated companies, principally those in the information technology sector and Olivetti Tecnost group.

Furthermore, as of June 30, 2004:

•	in connection with the integration process between Aria—Is TIM and Aycell in TT&TIM, the TIM group undertook, by December 31, 2006, to subscribe to capital increases of up to a maximum of U.S.$150 million and to provide sureties up to a maximum of U.S.$150 million;

•	the consolidated companies of the Group issued patronage letters, that do not constitute guarantees, totaling €237 million chiefly on behalf of affiliated companies to support insurance polices, lines of credit and overdraft arrangements; and

•	the total amount of Telecom Italia’s commitments at June 30, 2004 for lease obligations on buildings to be paid to IMSER 60, Tiglio I, Tiglio II and FMP Italy 1 (formerly Ireos) on contracts of a duration of 9 to 21 years, was €4,137 million.

Legal proceedings

The Group is a party to various legal actions. However, in the opinion of the Group’s management, although the outcome of such actions cannot be determined, such matters will not materially affect the Telecom Italia Group’s financial position or statement of operations.

Pursuant to a law enacted in 1992, Telecom Italia is required to ensure that all personnel employed on February 20, 1992 are covered by the Fondo Previdenza Telefonici (“FPT”), the telephone workers social security fund, for their entire retirement benefit, including sums due in respect to prior employment in other companies. The contributions to cover these benefits are to be computed by INPS (the Italian social security institution), and would be paid in 15 equal annual installments. A subsequent law established that the cost for such contributions should be recorded in the financial statements and be deductible for tax purposes in the respective years as paid. The amount of the liability for the contributions due is not certain as there is disagreement between the Group and INPS as to the computation of the amounts due.

In particular, a dispute concerning the application and interpretation of the Law No. 58/1992 arose with INPS regarding the exclusion from the estimates under this law of all employees (except for employees of the

TELECOM ITALIA S.P.A.

former Iritel) who had already filed an application to join pursuant to Law No. 29/1979 before February 20, 1992, even though that application had not been processed by INPS. The position of the Company is that the criteria set forth in Law No. 29/1979—and, therefore, payment of the respective obligations—apply to these employees. At the present time, the parties have agreed that the differences in interpretation shall be settled through test appeals, with recourse to the Court of Appeals being waived for a final determination of the correct interpretation of the law in question. While the proceedings are pending, Telecom Italia has agreed to pay, with reservation, the amounts requested by INPS based on the criteria determined by the latter, subject to subsequent equalization adjustments, if the Courts ultimately accept the Company’s interpretation.

The issues are presently being debated in legal proceedings between the parties involved pending in front of the Italian judicial courts.

In compliance with Italian GAAP, a provision for an amount in line with the maximum estimated liability has been recorded in the consolidated financial statements of the Telecom Italia Group at June 30, 2004 (for further details see Note 14).

Derivative Financial Instruments

Derivative financial instruments are used by the Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within prefixed operational limits.

At June 30, 2004, derivative financial instruments are principally used by the Group for the management of its debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds and cross currency and interest rate swaps (CCIRS) and currency forwards to convert loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRSs and IROs involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRSs which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and eventually at another date.

•	Foreign exchange risk

At June 30, 2004, the Telecom Italia Group companies had forward foreign exchange contracts and options outstanding for the purchase and sale of foreign currency at specified exchange rates for an equivalent amount of €803 million, of which:

European companies

Description	Equivalent notional amount
(Unaudited)
(millions of euro)
Transactions finalized by Telecom Italia Finance S.A.	256
Transactions finalized by Telecom Italia S.p.A	180
Transactions finalized by TIM S.p.A.	10

Total European companies	446

TELECOM ITALIA S.P.A.

Latin American companies

Description	Equivalent notional amount
(Unaudited)
(millions of euro)
Currency forward transactions finalized by Entel Chile S.A.	296
Currency forward transactions finalized by TIM Perù S.A.C.	61

Total Latin American companies	357

Given the limited liquidity of the currency market on Latin American currencies, the contracts are often carried out for short-terms and then renewed each time for successive maturity dates.

•	Interest rate risk

At June 30, 2004, the Group companies had contracts relating to financial liabilities recorded in the financial statements, for total principal equal to notional principal amount of €13,870 million. Details by European companies and Latin American companies are the following:

European companies

Description	Equivalent notional amount
(Unaudited)
(millions of euro)
Floating to fixed IRS transactions finalized by Telecom Italia S.p.A.	6
Floating to floating IRS transactions finalized by Telecom Italia S.p.A.	232
CCIRS transactions finalized by Telecom Italia S.p.A.	5,272
IRS transactions effected by Telecom Italia Finance S.A. maturing March 2005 on Telecom Italia Finance S.A. bonds of €500 million, originally issued by Olivetti Finance N.V.S.A. (2002-2005)	500
IRS transactions (with cap and floor structures) effected by Telecom Italia Finance S.A. maturing January 2006 on Telecom Italia Finance bonds of €1,100 million, originally issued by Olivetti Finance N.V.S.A. (2002-2006)	1,100
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2007 on Telecom Italia Finance S.A. bonds of €1,750 million, originally issued by Olivetti Finance N.V.S.A. (2002-2007)	1,750
IRS transactions effected by Telecom Italia Finance S.A. maturing January 2008 on Telecom Italia Finance S.A. bonds of €1,750 million, originally issued by Olivetti Finance N.V.S.A. (2003-2008)	1,550
IRS transactions with cap structures maturing February 2009 by Telecom Italia Finance S.A. on bonds of €1,500 million (1999-2009) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	500
IRS transactions (with cap and floor structures) effected by Telecom Italia Finance S.A. maturing July 2009 on Telecom Italia Finance S.A. bonds of €2,350 million, originally issued by Olivetti International Finance N.V. (1999-2009)	2,050
IRS transactions effected by Telecom Italia Finance S.A. maturing April 2012 on Telecom Italia Finance S.A. bonds of €1,000 million, originally issued by Olivetti Finance N.V.S.A. (2002-2012)	650
IRS transactions maturing June 2046 effected by Telecom Italia Finance S.A. on bonds of Swiss francs 100 million (1986-2046) carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V.	66

Total European companies	13,676

TELECOM ITALIA S.P.A.

The underlying transactions are analyzed below, in addition to transactions that are largely extinguished (because of certainty of all the remaining financial flows), but not yet matured:

•	the floating to fixed IRS transactions (4.68%) finalized by Telecom Italia S.p.A. for a notional amount of €6 million refer to EIB loans at floating rates;

•	the floating to floating IRS transactions finalized by Telecom Italia S.p.A. for a notional amount of €232 million refer to indexed loans at domestic parameters (Rendint, Rolint, Robot) with conversion to the six month EURIBOR;

•	CCIRS transactions finalized by Telecom Italia S.p.A. and amounting to €5,272 million refer to:

•	€3,409 million with reference to the floating rate intragroup loan in U.S. dollars, received from the subsidiary Telecom Italia Capital S.A. following the bonds issued in October 2003 for a total amount of U.S.$4,000 million, with conversion of the loan to:

•	quarterly floating rate in euro maturing November 2008 for €851 million;

•	semiannual average 5.04% fixed rate in euro maturing November 2013 for €1,709 million, of which €470 million through two distinct and linked transactions; and

•	semiannual 5.99% fixed rate in euro maturing November 2033 for €849 million.

With regard to the bond issue of U.S.$4,000 million (€3,291 million at the euro/U.S. dollar exchange rate at June 30, 2004), Telecom Italia Capital S.A. put IRS contracts into place to convert the semiannual fixed rate coupon interest of 4% on U.S.$1,000 million maturing November 2008, of 5.25% on U.S.$2,000 million maturing November 2013, of 6.375% on U.S.$1,000 million maturing November 2033 to quarterly floating interest rates in U.S. dollars;

•	€174 million, with reference to the “Dual Currency” loan with a notional principal of Japanese yen 20 billion and a 5% fixed interest rate with a step-up of +0.45% in U.S. dollars maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place:

•	by Telecom Italia Finance S.A., an IRS in which Telecom Italia Finance S.A. converts the 5% fixed rate in U.S. dollars to the six month LIBOR in Japanese yen;

•	by Telecom Italia S.p.A., a CCIRS in which Telecom Italia S.p.A., with regard to the intragroup loan in Japanese yen, receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing; and

•	by Telecom Italia S.p.A., an IRS with the conversion of the semiannual floating rate in euro to a 6.13% fixed rate up to October 2004 and after that to an annual 6.68% fixed rate (or a semiannual floating rate in euro as elected by the counterpart) up to maturity;

•	€171 million, with reference to the bonds 2002/2032 in Japanese yen 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V.S.A., the following was put into place:

•	by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in Japanese yen and pays a semiannual 2.37% fixed rate in Japanese yen up to 2012 and after that a semiannual floating rate in Japanese yen; and

•	by Telecom Italia S.p.A., a CCIRS contract on a floating rate infragroup loan in Japanese yen in which Telecom Italia S.p.A. receives six month LIBOR in Japanese yen and pays six month EURIBOR. The cross currency protection structure is conditional on Telecom Italia S.p.A. being in good standing;

TELECOM ITALIA S.P.A.

•	for €79 million, there is a CCIRS linked to an EIB loan in pounds sterling with conversion to a floating rate in euro;

•	for €150 million, there is a CCIRS linked to an EIB loan in U.S.$ with conversion to a floating rate in euro;

•	for €1,289 million, with regard to the bond 2004/2019 in the principal amount of pounds sterling 850 million with an annual fixed-rate of 6.375%, maturing on June 2019, have been finalized CCIRS with a three-year term and conversion to a six month EURIBOR;

•	on the bonds 2002/2005 of €500 million at a quarterly floating rate issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing March 2005, the company Telecom Italia Finance S.A. put into place:

•	IRS contracts for €500 million on which Telecom Italia Finance S.A. receives a quarterly floating rate in euro and pays a 3.43% fixed rate in September 2004 and after that a floating rate indexed to the quarterly rate in U.S. dollars set in arrears;

•	on the bonds 2002/2006 of €1,100 million at the quarterly floating rate issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing January 2006, Telecom Italia Finance S.A. put into place:

•	an IRS contract for €600 million in which Telecom Italia Finance S.A. receives a quarterly floating rate and pays a 2.27% fixed rate up to July 2004 and after a floating rate indexed to the semiannual rate in U.S.$ set in arrears, with the following additional contracts:

•	purchase of a digital cap which can be made when the semiannual rate in U.S. dollars set in arrears is higher than 3.75%;

•	sale of a cap at 4.25% on the semiannual rate in U.S. dollars set in arrears;

•	an IRS contract for €200 million in which Telecom Italia Finance S.A. receives a quarterly floating rate and pays a quarterly 3.83% fixed rate;

•	an IRS contract for €300 million with conversion of quarterly floating rate to the quarterly floating rate indexed to the two-year swap rate in U.S. dollars set in arrears;

•	on the bonds 2002/2007 of €1,750 million with a 6.50% fixed rate coupon issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing April 2007, the company Telecom Italia Finance S.A. put into place:

•	an IRS contract for €500 million with the conversion of the fixed rate to semi-annual floating rate in euro;

•	an IRS contract for €650 million with the conversion of fixed rate to the quarterly floating rate in euro;

•	an IRS contract for €350 million with the conversion of fixed rate to fixed rate of 5.86% up to October 2004 and after a semi-annual floating rate in U.S. dollars with the following additional contracts:

•	purchase of a cap with increasing exercise rate from 2.75% to 3.75% starting April 2005;

•	sale of a cap with increasing exercise rate from 3.75% to 4.75% starting April 2005; and

•	sale of a cap with increasing exercise rate from 4.40% to 5.40% starting April 2005;

•	an IRS contract for €250 million with the conversion of annual fixed rate of 6.50% to annual fixed rate of 6.07% up to April 2005, of 6.11% from April 2005 to April 2006 and of 5.88% from April 2006 to maturing. On the last year the receipt of the annual 6.50% fixed rate is applicable as long as the 10-year swap rates in pounds sterling remain higher than 3.80%;

TELECOM ITALIA S.P.A.

•	on the bonds 2003/2008 of €1,750 million with a 5.875% fixed rate coupon issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing January 2008, the company Telecom Italia Finance S.A. put into place the following transactions totaling €1,550 million:

•	an IRS contract for €250 million with the conversion of annual fixed rate of 5.875% to floating 12 months EURIBOR set semi-annual in arrears and semi-annual payments, with the following additional contracts:

•	purchase of a cap at 3.55% with knock-out increasing exercise rate from 4.25% to 5.70% starting January 2005; and

•	sale of a floor with increasing exercise rate from 2.33% to 3.73% starting January 2005;

•	an IRS contract for €250 million with the conversion of annual fixed rate of 5.875% to annual fixed rate of 5.51% up to January 2005, of 5.53% up to January 2006 and of 5.38% from January 2006 up to maturity. On the last two years the receipt of the annual 5.875% fixed rate is applicable as long as the 10-year swap rates in pounds sterling remain higher than 3.80%;

•	an IRS contract for €500 million with the conversion of annual fixed rate of 5.875% to annual fixed rate of 5.73% up to January 2005 and of 5.47% from January 2005 up to maturity. On the last two years the receipt of the annual 5.875% fixed rate is applicable as long as the 10-year swap rates in U.S. dollars remain higher than 3.45%;

•	an IRS contract for €350 million with the conversion of annual fixed rate of 5.875% to annual fixed rate of 5.73% up to January 2005 and of 4.82% from January 2005 up to maturity. On the last two years the receipt of the annual 5.875% fixed rate is applicable as long as the difference between the 10-year swap rates in U.S. dollars and the semi-annual floating rate in euro remain higher than 1.50%;

•	an IRS contract for €200 million in which Telecom Italia Finance S.A. receives a semi-annual fixed rate of 5.12% in January 2005 and pays, at the same date, a semi-annual fixed rate of 4.84% and after up to maturity Telecom Finance S.A. receives semi-annually the ten-year swap rate in U.S. dollars and pays, at the same maturities, a semi-annual floating rate in euro;

•	on the bonds 1999/2009 of €1,500 million at a 5.15% fixed rate maturing February 2009, carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the company Telecom Italia Finance S.A. put into place the following transactions:

•	an IRS contract for €500 million with conversion of the annual 5% fixed rate to a quarterly 3.37% fixed rate up to August 2004 and after that to 3.52% up to maturity. Starting February 2005, the receipt of the annual 3.52% fixed rate can be replaced by a quarterly floating rate in euro set in arrears if the rate remains higher than 5.75%. Furthermore, in the last two years the receipt of the amounts by Telecom Italia Finance S.A. is applicable as long as the 5-year swap rate in euro remains higher than the 1-year swap rate in euro;

•	on the bonds 1999/2009 of €2,350 million at an annual 6.125% fixed rate with a step-up of +0.45% carried by Telecom Italia Finance S.A. (originally Olivetti International Finance N.V.) the company Telecom Italia Finance S.A. put into place, with the same maturity dates, the following transactions (totaling €2,050 million):

•	an IRS contract for €900 million with the conversion of annual fixed rate of 6.125% to floating semi-annual in euro;

•	an IRS contract for €500 million with the conversion of annual fixed rate of 6.125% to floating semi-annual in euro set in arrears with the following additional transactions:

•	purchase of a cap at 4.75% starting January 2005 with knock-out on January 31, 2005 if the 2-year swap rate in euro remains, at this date, higher than 3.50%;

TELECOM ITALIA S.P.A.

•	sale of a cap at 7% starting July 2005 with knock-out if, starting January 31, 2005, the 2-year swap rate in U.S. dollars decrease under a 3%; and

•	sale of a floor with increasing exercise rate from 3.25% to 4.25% starting July 2005.

Furthermore, in the last three years the receipt of the amounts by Telecom Italia Finance S.A. is applicable as long as the 5-year swap rate remains higher than the 1-year swap rate;

•	an IRS contract for €650 million with the conversion of annual fixed rate of 6.125% to annual fixed rate of 5.73% with the following additional transactions:

•	sale of a cap at 7.25% on the floating semi-annual rate in U.S. dollars set in arrears starting January 2006; and

•	sale of a floor on the floating semi-annual rate in U.S. dollars set in arrears starting January 2006 with increasing exercise rate from 2.60% to 3.25%;

•	on the bonds 2002/2012 of €1,000 million with a 7.25% fixed rate issued by Telecom Italia Finance S.A. (originally Olivetti Finance N.V.S.A.) maturing April 2012, the company Telecom Italia Finance S.A. put into place the following transactions totaling €650 million:

•	an IRS contract for €400 million in which Telecom Italia Finance S.A. receives a fixed annual-rate of 7.25% (starting April 2006 the receipt of the annual fixed rate is conditional upon the fact that the 10-year swap rate in euro remains higher than the two-year swap rate) and pays a quarterly 6.09% fixed rate;

•	an IRS contract for €100 million in which Telecom Italia Finance S.A. receives a fixed annual rate of 7.25% (starting April 2006 the receipt of the annual fixed rate is conditional upon the fact that the 10-year swap rate in euro remains higher than the two-year swap rate) and pays a quarterly 5.75% fixed rate up to maturity. Starting April 2006 if the quarterly floating rate in euro is higher than 6.25%, Telecom Italia Finance S.A. pays a quarterly floating rate in euro instead of the fixed rate of 6.25%; and

•	an IRS contract for €150 million in which Telecom Italia Finance S.A. receives a fixed annual rate of 7.25% and pays the higher between a quarterly floating rate in euro and a quarterly floating rate in U.S. dollars;

•	on the bonds 1986/2046 of Swiss francs 100 million (equal to €66 million at the euro/Swiss franc exchange rate at June 30, 2004) at a 5.625% fixed rate maturing June 2046 carried by Telecom Italia Finance S.A., originally issued by Olivetti International N.V., the company Telecom Italia Finance S.A. put an IRS contract into place with the same amount and maturity date by which the annual fixed rate was converted to a semi-annual floating rate in Swiss francs.

Latin American companies

Description	Equivalent notional amount
(Unaudited)
(millions of euro)
CCIRS transactions finalized by Tele Celular Sul Participaçoes S.A.	7
CCIRS transactions finalized by Tele Nordeste Celular Participaçoes S.A.	13
CCIRS transactions finalized by TIM Celular S.A.	7
CCIRS transactions finalized by Maxitel S.A.	27
IRS transactions finalized by Entel Chile S.A.	90
IRO transactions finalized by Entel Chile S.A.	50

Total Latin American companies	194

TELECOM ITALIA S.P.A.

As of June 30, 2004, in addition to the derivative financial instruments managing indebtedness, the Luxembourg subsidiary Telecom Italia Finance put IRSs and Currency Forwards into place on financial assets with a notional amount of approximately €335 million.

Consistent with the accounting principles applied by the Group, the negative difference, if any, on the valuation of the above detailed derivative financial instruments at fair value, was recognized in the statement of operations under financial expenses.

Note 19—Other income

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Operating grants	8	3
Gains on disposal of fixed intangible and tangible assets	4	4
Amount credited to income for grants related to assets	31	26
Miscellaneous income	127	96

	170	129

In particular:

•	operating grants refer chiefly to the amounts received from government agencies to cover the costs of research, development and technological innovation;

•	capital grants recorded in the consolidated statement of operations represent the portion that became available during the period based on the depreciation pattern of the underlying fixed asset; and

•	miscellaneous income from operations includes, among other things, late payment fees charged to customers of the telecommunications services companies for the late payment of telephone bills (€42 million in the six months ended June 30, 2004 and 2003).

Note 20—Other external charges

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Cost of external services rendered	4,715	4,816
Rents and lease payments	577	544
Provision for bad debts	200	132
Provisions for risk	61	34
Write-downs of fixed intangible and tangible assets	2	1
TLC license fee	146	47
Other provisions and operating charges	181	241

	5,882	5,815

The decrease in other external charges of €67 million was mainly due to the cancellation of the Italian government TLC license fee (€119 million recorded in the six months ended June 30, 2003) partially offset by the higher costs for the operation and development of telecommunications activities reflected in the increase of cost of external services rendered (€101 million).

TELECOM ITALIA S.P.A.

Note 21—Financial income

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Dividends	5	12
Capital gain on sale and other income from equity investments	2	91
Interest and capital gains on fixed-income securities	77	26
Interest and commission from:
—affiliated companies and others	2	—
—banks	99	77
Gain on foreign exchange	128	42
Income on derivative contracts	20	204
Other	120	52

	453	504

“Other” includes €20 million (€45 million in the six months ended June 30, 2003) of income from the application of inflation accounting principles.

Note 22—Financial expense

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Interest and commission paid to:
—banks and other financial institutions, on short and long term loans	134	59
—suppliers	2	3
—affiliated companies and others	18	1
Interest and other charges on debenture loans	871	978
Losses on foreign exchange	151	88
Expenses on derivative contracts	55	140
Write-downs and equity in losses in affiliated and other companies, net	82	35
Write-downs of marketable debt and equity securities, net	1	(13)
Other	412	144

	1,726	1,435

Financial expense in the six months ended June 30, 2004 decreased by €291 million from €1,726 million in the first half of 2003 to €1,435 million in the first half of 2004. Such improvement was principally attributable to the fact that in the first half of 2003 this item included the provision of €143 million for the put/call options with J.P. Morgan exercised early, and finalized in August 2003, for the Seat Pagine Gialle shares, as well as the expenses and commissions connected with the Merger of Old Telecom Italia and Olivetti (€47 million).

TELECOM ITALIA S.P.A.

Note 23—Other income and (expense), net

	Six months ended June 30,
	2003	2004
	(Unaudited)
	(millions of euro)
Provisions and write-downs of goodwill and equity investments	(253)	(282)
Restructuring costs	(86)	(45)
Charges as required under Law No. 58/1992	(43)	(39)
Gains on the disposal of equity investments, tangible and intangible assets	46	69
Other, net	(368)	(23)

	(704)	(320)

In the first half of 2004, provisions and write-downs of goodwill and equity investments amounted to €282 million and were related to the costs incurred in connection with the transaction with De Agostini in which the acquisition of a 40% equity interest in Webfin (which owns 66% of Matrix) at a selling price of €325 million against a value, as assessed by evaluations carried out by third parties, of €43 million was completed.

In the first half of 2004, restructuring costs related to expenses and provisions for employee cutbacks and layoffs amounted to €45 million (€86 million in the first six months of 2003), of which €36 million was borne by the parent company Telecom Italia (€58 million for the first half of 2003).

In the first half of 2004, charges as required under Law No. 58/1992 to cover employees under the former “Telephone Employees Pension Fund” (FPT) amounted to €39 million (€43 million for the first half of 2003).

In the first half of 2004, the gains on the sale of equity investments, fixed assets and business segments amounted to €69 million (gains for the first half of 2003 totaled €46 million).

In the first half of 2004, Other, net amounted to €23 million (€368 million for the first half of 2003) and included the following:

•	€3 million for prior period taxes (€30 million in the first half of 2003 for the portion of the cost of the tax amnesty not covered by the reserve for income taxes);

•	€2 million for losses on the sale of intangible, fixed assets and long-term investments (€6 million for the first half of 2003);

•	€11 million for provisions to reserve for risks and charges;

•	€84 million for prior period expenses and other miscellaneous expenses (€83 million for the first half of 2003); and

•	€77 million for other income (€134 million for the first half of 2003, of which €131 million was for prior period income realized on the recovery of pre-amortization interests relating to expenses under the Law No. 58/1992).

Furthermore, in the first half of 2003 Other, net included the following: the expenses connected with the Merger between Old Telecom Italia and Olivetti (€110 million) and the provision relating to the transaction with Pagine Italia (€55 million).

Note 24—Income taxes

Income taxes were determined based on the best estimate possible in relation to the available information and on the reasonable projection of annual performance to the end of the tax period.

In the first half of 2004, an income tax expense of €1,482 million was recognized compared to a benefit of €288 million in the first half of 2003. The increase in income taxes of €1,770 million was due to the

TELECOM ITALIA S.P.A.

improvement of the result of the period and, consequently, higher levels of taxable income. Income taxes in the first half of 2003 benefited from €1,286 million of deferred tax assets which became recoverable as a result of the Olivetti/Telecom Italia Merger.

Note 25—Other information

(a) Segment information

The businesses of the Group are managed and organized on the basis of the following Business Units/Functions and the segment disclosure which follows is based on these Business Units/Functions. There were no significant changes in the organization of the businesses during 2003 and the first half of 2004 that would affect the comparability of the segments’ disclosure except for the disposal of New SEAT which has decreased the significance of the Internet and Media segment but not the reporting structure.

Wireline.    The Wireline Business Unit operates on a national level as the consolidated market leader in wireline telephone and data services and call centers, for final (retail) customers and other (wholesale) providers. On an international level, Wireline develops fiber optic networks for wholesale customers, mainly in Europe and South America.

Mobile.    This business unit includes national and international mobile telecommunications businesses which are managed by TIM. Beginning in 2001 international mobile operations were consolidated and managed by TIM, through TIM International. International mobile operations are concentrated in Latin America and the Mediterranean Basin.

South America.    All the activities conducted by the Latin American subsidiaries (whether controlled by Telecom Italia International or by TIM International) were coordinated by Latin America Operations (LAO) until February 29, 2004 and were developed in accordance with the Group’s overall strategic plan. In particular, from February 2003 to February 2004, Latin America Operations reported directly to the CEO Carlo Buora for Wireline telecommunication, and to Marco De Benedetti for Mobile telecommunication. Starting from March 1, 2004, Latin America Operations function was disbanded and the Telecom Italia Latam structure took over the role of the “delocalized” Corporate function, in keeping with the strategic policies of the Group to consolidate and develop its presence in Latin America. Paolo Dal Pino, who represents the Telecom Italia Group in Latin America, now reports directly to the Chairman. At the same time, the Wireline and Mobile Business Units, with no change in the corporate control structure, are responsible for the results of the subsidiaries in Latin America.

Internet and Media.    Starting from August 8, 2003, after the proportional spin-off and sale of substantially all of the directories, directories assistance and business information segments, the Internet and Media Business Unit operates in the following segments:

•	Internet, in the management of access services (ISP), with Tin.it, in the management and development of portals, Virgilio with Matrix, and in web services, where it occupies a leadership position in the Italian market;

•	Television, La7 with MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks entrusted under concession and in the marketing of advertising space in TV programming; and

•	Office Products and Services through the distribution of products, services and solutions for the office through the Buffetti retail network.

Information Technology Market.    The Information Technology Market Business Unit was created in 2002 with the aim of focusing the activities previously concentrated in the Information Technology Services Business Unit by type of customer. The Information Technology Market Business Unit is responsible for organizing the information technology activities of the Group, that are marketed to third parties, in particular, central and local

TELECOM ITALIA S.P.A.

governmental administrations moving towards decentralization and e-government, as well as banks and businesses. The customers of the Information Technology Market Business Unit include some of the largest central public administrations, leading Italian banking groups, companies belonging to the national railway group Ferrovie dello Stato, more than 1,000 local organizations, health and transport authorities, social security offices and insurance groups.

Information Technology Group.    The IT Group Function was created in 2002 to rationalize the activities previously carried out by the Information Technology Services Operating Business Unit. The Function is responsible for organizing technological innovation and service information technology activities within the Telecom Italia Group and covers the full range of information services, pursuing objectives to reposition its activities to higher value-added products.

Olivetti Tecnost.    The Olivetti Tecnost group Business Unit operates through the Office Products Division in the sector of ink-jet products for the office and digital printing systems, the development and production of products associated with silicon technology (ink-jet print-heads and MEMS) and through the Systems Division in specialized applications for the banking field and commerce and information systems for gaming and lottery management. In addition, the group collaborates with Nuove Iniziative Canavese in document management services and fixed and cell phone repairs. The principal geographic markets of this Business Unit are Europe, Asia and North America.

For purposes of the following discussion selected financial data of each Business Unit/Function has been provided for six months ended June 30, 2003 and 2004, consistent with the structure of each Business Unit/Function at June 30, 2004.

	Wireline (2)(3)	Mobile	South America (4)	Internet and Media(5)	IT Market	IT Group	Olivetti Tecnost	Other Activities (3)(4)(6)	Elimination and consolidation adjustments	Consolidated
	(Unaudited)
	(millions of euro)
Six months ended June 30, 2003(1)
Operating revenues
— Third parties	7,657	5,401	551	767	308	22	324	119	0	15,149
— Intersegment(7)	912	133	8	96	50	443	8	427	(2,077)	0

	8,569	5,534	559	863	358	465	332	546	(2,077)	15,149
Gross operating profit(8)	3,979	2,624	197	246	30	24	17	(184)	(12)	6,921
Operating income	2,433	1,826	69	80	9	(39)	(3)	(312)	(782)	3,281
Depreciation and amortization	1,390	739	106	130	17	64	12	120	779	3,357
Investments in fixed assets	777	266	58	10	7	38	7	18	0	1,181
Identifiable assets	19,159	13,509	2,238	3,243	1,088	1,107	714	56,732	(8,689)	89,101

As of December 31, 2003
Identifiable assets	19,013	14,773	2,249	854	831	1,241	841	50,517	(9,818)	80,501

	(Unaudited)
	(millions of euro)

Six months ended June 30, 2004(1)
Operating revenues
— Third parties	7,762	6,032	531	205	322	15	291	64	0	15,222
— Intersegment(7)	922	120	2	101	33	439	15	506	(2,138)	0

	8,684	6,152	533	306	355	454	306	570	(2,138)	15,222
Gross operating profit(8)	4,124	2,918	195	17	30	31	22	(242)	(6)	7,089
Operating income	2,639	1,967	67	(39)	12	(39)	10	(350)	(671)	3,596
Depreciation and amortization	1,341	873	102	49	14	66	10	88	669	3,212
Investments in fixed assets	714	444	49	6	10	22	8	64	0	1,317
Identifiable assets	19,066	13,626	2,170	845	788	1,041	830	48,613	(10,540)	76,439

TELECOM ITALIA S.P.A.

(1)	The data relating to the six months ended June 30, 2003 have been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(2)	Starting from January 1, 2004, the company Telefonia Mobile Sanmarinese S.p.A., 51% owned by Intelcom San Marino, is consolidated on a line by line basis in the Wireline Business Unit.
(3)	The data include BBNed, that, starting from September 2003, is no longer included in Other Activities and became part of Wireline Business Unit.
(4)	The data refer to Entel Chile Group and Entel Bolivia Group. On March 1, 2004, the Latin America Operations function was disbanded. This function was set up in 2002 and reported to the head of the Mobile Business Unit for mobile telecommunications and to the CEO Carlo Buora for wireline telecommunications and was responsible for the global coordination of all the activities of the Group in Latin America. Telecom Italia Latam S.A. has now taken over the new role of the delocalized Corporate function in Latin America, consistent with our chosen strategy to consolidate and develop our international presence in the Latin America geographical area. Paolo Dal Pino, from March 1, 2004, was appointed by Telecom Italia’s Chairman Marco Tronchetti Provera as Representative of Telecom Italia Group in Latin America. The Wireline and Mobile business units with their present corporate organizational structure are nevertheless responsible for the results of the subsidiaries in Latin America under their control. As a result of this reorganization and with effect on January 1, 2004, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia are included in Other Activities. The data relating to the first half ended June 30, 2003 has been reclassified and presented consistent with the first half ended June 30, 2004 presentation.
(5)	New SEAT, the beneficiary company of the spin-off from Seat Pagine Gialle which took place on August 1, 2003, was sold on August 8, 2003. As a result of this, the figures related to the six months ended June 30, 2003 include the results of operations of New SEAT Group that was subsequently disposed of, as well as the results of operations of the remaining part of Seat Pagine Gialle that after the spin-off was renamed Telecom Italia Media.
(6)	The data include the operations of the TILab Corporate Function, as well as the financial companies, the centralized Group services, the staff Functions, the company Telecom Italia Latam S.A. and the business segment South America of Telecom Italia.
(7)	Intersegment sales consist of sales made between consolidated subsidiaries of the Group belonging to different segments. Such sales between segments are accounted for at selling prices which generally approximate prices to unaffiliated customers.
(8)

Gross Operating Profit was €6,921 million and €7,089 million in the six months ended June 30, 2003 and 2004, respectively. Because Gross Operating Profit includes certain financial statement items and excludes others it is considered a non-GAAP financial measure as defined in Item 10 of Regulation S-K of the 1934 Act. Telecom Italia believes that Gross Operating Profit provides a useful measure of the Telecom Italia Group’s operating performance. Gross Operating Profit provides shareholders with an additional level of detail, after operating revenues and before operating income, showing what we believe is an accurate indicator of the Telecom Italia Group’s and individual segments’ operating results before certain cash and non-cash charges and income arising primarily from ancillary activities. In addition the Telecom Italia Group also believes (although other telecommunication operators will calculate such information differently) that Gross Operating Profit permits an adequate comparison of the Telecom Italia Group’s performance against its peer group. Telecom Italia uses Gross Operating Profit, among other measures, as a target for operating performance both internally in our business plan and externally to investors and analysts. As such, Gross Operating Profit is monitored periodically by Telecom Italia management in order to measure Telecom Italia’s performance relative to our target. As calculated, Gross Operating Profit is intended to provide shareholders with an operating measure which reflects our consolidated operating revenues less our consolidated operating expenses most directly related to the operations of our business, such as personnel costs. As noted above, Gross Operating Profit eliminates certain cash and non-cash charges which are part of operating our businesses but reflect estimates based on our judgment in applying

TELECOM ITALIA S.P.A.

accounting principles, such as bad debt reserves to cover customers who do not pay their bills, rather than expenses directly related to the operations of our businesses. In addition, Telecom Italia management monitors gross operating profit or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to measure our performance relative to such companies. In certain instances, Gross Operating Profit is also used as a benchmark for purposes of assessing the variable component (i.e., annual bonuses) of our employees’ compensation, including in negotiations with our employees’ labor unions. Gross Operating Profit is reported in our Italian annual report to shareholders and is used in presentations to investor and analysts. The following table reconciles operating income to the calculation of Gross Operating Profit by showing the Statement of Operation items included in calculating Gross Operating Profit.

	Six months ended June 30,
	2003	2004
	(Unaudited) (millions of Euro)
Operating income	3,281	3,596
Depreciation and Amortization	3,357	3,212
Other external charges: (*)
• Provision for bad debts	200	132
• Write-downs of fixed assets and intangibles	2	1
• Provision for risks	61	34
• Other provisions and operating charges	171	230
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(151)	(116)

Gross Operating Profit	6,921	7,089

(*)	The following items included as part of “Other external charges” are added back to operating income in the calculation of Gross Operating Profit.

The following tables reconcile operating income to the calculation of Gross Operating Profit on a segmental basis by showing the Statement of Operation Items included in calculating Gross Operating Profit.

	Six months ended June 30, 2003
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and eliminations	Consolidated Total
	(Unaudited) (millions of Euro)
Operating income	2,433	1,826	69	80	9	(39)	(3)	(1,094)	3,281
Depreciation and Amortization	1,390	739	106	130	17	64	12	899	3,357
Other external charges:
• Provision for bad debts	100	51	22	21	1	—	1	4	200
• Write-downs of fixed assets and intangibles	—	—	2	—	—	—	—	—	2
• Provision for risks	34	1	—	17	2	—	2	5	61
• Other provisions and operating charges	109	28	—	4	6	5	13	6	171
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(87)	(21)	(2)	(6)	(5)	(6)	(8)	(16)	(151)

Gross Operating Profit	3,979	2,624	197	246	30	24	17	(196)	6,921

TELECOM ITALIA S.P.A.

	Six months ended June 30, 2004
	Wireline	Mobile	South America	Internet and Media	IT Market	IT Group	Olivetti Tecnost	Other activities and eliminations	Consolidated Total
	(Unaudited) (millions of Euro)
Operating income	2,639	1,967	67	(39)	12	(39)	10	(1,021)	3,596
Depreciation and Amortization	1,341	873	102	49	14	66	10	757	3,212
Other external charges:
• Provision for bad debts	51	46	24	7	1	—	1	2	132
• Write-downs of fixed assets and intangibles	—	—	1	—	—	—	—	—	1
• Provision for risks	15	4	—	1	1	5	—	8	34
• Other provisions and operating charges	154	53	1	2	4	4	2	10	230
Other income (excluding operating grants, reimbursements for personnel costs and costs of external services rendered)	(76)	(25)	—	(3)	(2)	(5)	(1)	(4)	(116)

Gross Operating Profit	4,124	2,918	195	17	30	31	22	(248)	7,089

Information about the Group’s segments by geographic area for the six month ended June 30, 2003 and 2004 is as follows (in millions of euro):

	Italy	Rest of Europe	North America	Central and South America	Australia, Africa and Asia	Consolidated
	(Unaudited)
Six months ended June 30, 2003
Operating revenues	12,216	1,228	308	1,175	222	15,149
Identifiable assets	59,438	24,903	7	4,640	113	89,101
Investments in fixed assets	951	45	0	184	1	1,181

	(Unaudited)
Six months ended June 30, 2004
Operating revenues	12,071	1,225	243	1,442	241	15,222
Identifiable assets	42,831	28,691	25	4,793	99	76,439
Investments in fixed assets	919	153	3	242	0	1,317

As of December 31, 2003
Identifiable assets	44,041	31,661	24	4,679	96	80,501

(b)	Related party transactions

The Group enters into transactions with affiliates, and various related parties. The following related party transactions relate to transactions between Telecom Italia and its subsidiaries and the Group’s affiliates as well as the members of the Board of Directors and the companies in which they hold corporate office or significant responsibility. Transactions between members of the Group are excluded as they are eliminated on consolidation. All such transactions are within the Group’s normal operations and were conducted on an arm’s length basis in accordance with specific regulatory provisions.

TELECOM ITALIA S.P.A.

The following related party transactions are reflected in the statement of operations for the six months ended June 30, 2003 and 2004, respectively:

Related party transactions in the six months ended June 30,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€108 million	Refers mainly to: Teleleasing (€71 million), Sky Italia (formerly Stream) (€8 million), Telecom Argentina (€6 million) and Telekom Srbija (€4 million)	€129 million	Refers mainly to: Teleleasing (€67 million), Shared Service Center (€18 million), Lombardia Integrata Servizi Informatici (€18 million), Consorzio Mael (€6 million) and Telecom Argentina (€4 million)

Cost of materials and other external charges	€175 million

Refers mainly to: rent payable to Tiglio I (€41 million) and Tiglio II (€11 million); TLC service costs to ETEC S.A. Cuba (€53 million); and maintenance and assistance contracts from Italtel (€13 million), Siemens Informatica (€20 million)

€207 million

Refers mainly to: rent payable to Tiglio I (€34 million) and Tiglio II (€13 million); TLC service costs to ETEC S.A. Cuba (€61 million); Telecom Argentina (€2 million) and maintenance and assistance contracts from Shared Service Center (€54 million), Siemens Informatica (€25 million), Italtel group (€2 million)

Other income, net	€2 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates	€2 million	Mainly relates to cost recoveries for personnel on loan to certain affiliates

Financial income and expense, net	Expense for €6 million

Includes accrued interest income on loans made to certain affiliates (€12 million); interest expense payable to Teleleasing for financial leasing transactions (€10 million), to Sky Italia (€7 million) and other (€1 million)

			Income for €2 million	Includes accrued interest income on loans made to certain affiliates

TELECOM ITALIA S.P.A.

The following related party transactions are reflected on the balance sheets as of December 31, 2003 and June 30, 2004, respectively:

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Loans in long-term investments	€122 million	Refers mainly to medium/long term loans made to TT&TIM Turkey (formerly Aria—Is Tim) (€336 million written down by €279 million), Aree Urbane (€31 million) and Telegono (€15 million)	€106 million	Refers mainly to medium/long term loans made to TT&TIM Turkey (formerly Aria—Is Tim) (€53 million), Aree Urbane (€31 million) and Telegono (€6 million)

Trade accounts receivables and other current assets	€149 million	Comprises mainly receivables from Sky Italia (formerly Stream) (€44 million written down by €27 million), Teleleasing (€49 million) and Shared Service Center (€11 million)	€232 million

Comprises mainly receivables from Sky Italia (formerly Stream) (€8 million, net of the relative provision), Teleleasing (€48 million), Lombardia Integrata Servizi Informatici (€50 million), Shared Service Center (€16 million), Italtel group (€8 million), Tiglio I (€7 million) and Consorzio Mael (€5 million). Comprises also a prepaid expenses of €60 million related to the purchase (by the subsidiary Telecom Italia Sparkle) by ETEC S.A. Cuba of traffic to Cuba for the period between June 1, 2004 and December 31, 2004

TELECOM ITALIA S.P.A.

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Trade accounts payable and other current liabilities	€146 million

Refers to payables for supply contracts connected with operational and investment activities. They include: payables to the Italtel group (€54 million), Siemens Informatica (€23 million) and Mirror International Holding (€24 million) for capital subscribed and not yet paid

€248 million

Refers to payables for supply contracts connected with operational and investment activities. They include: payables to the Italtel group (€104 million), Shared Service Center (€28 million) and Siemens Informatica (€45 million)

Long-term and short-term debt	€42 million	Refers mainly to payables to Teleleasing (€26 million), Shared Service Center (€6 million) and Edotel (€4 million)	€49 million	Refers mainly to payables to Teleleasing (€22 million), Alladium in liquidation (€8 million), Shared Service Center (€7 million) and Edotel (€5 million)

Short-term financial receivables	€30 million	Comprises short-term loans made to Teleleasing (€13 million), TMI Canada (€8 million) and TIN Web (€5 million)	€24 million	Comprises short-term loans made to TMI Canada (€9 million), Olivetti Servicios Y Soluciones (€7 million) and TIN Web (€5 million)

Guarantees and collateral	€ 976 million

Comprises sureties provided on behalf of TT&TIM Turkey (formerly Aria-Is Tim) (€672 million), Consorzio Csia (€81 million), Tiglio I (€46 million) as well as collateral on behalf of Aria-Is Tim (€107 million)

€893 million

Comprises sureties provided on behalf of TT&TIM Turkey (formerly Aria-Is Tim) (€648 million), Consorzio Csia (€81 million), Tiglio I (€55 million), Aree Urbane (€36 million), Italtel group (€36 million) and Tiglio II (€13 million)

TELECOM ITALIA S.P.A.

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates

Capital expenditures	€403 million	Mainly consists of acquisitions of telephone exchanges from the Italtel group (€346 million) and computer projects from Siemens Informatica (€13 million)	€145 million	Consists of acquisitions of telephone exchanges from the Italtel group (€125 million) and computer projects from Shared Service Center (€7 million) and Siemens Informatica (€13 million)

Moreover, related party transactions in the six months ended June 30, 2004 include:

Items	In the aggregate	Nature of the transaction
Purchases and sales commitments	€7 million	Refers to commitments with ETEC S.A. Cuba for the capital increases

•	Other related party transactions for the six months ended June 30, 2003 and June 30, 2004: Pirelli group, Edizione Holding group, Unipol group, Banca Intesa group, Unicredito group and others

Related party transactions, excluding transactions among group companies, also include transactions entered into during the first half of 2004 between the Group and the Pirelli group, the Edizione Holding group, the Unipol group, ST Microelectronics group and the companies associated with Director Mr. Massimo Moratti as follows.

The following related party transactions are reflected in the statement of operations for the six months ended June 30, 2003 and June 30, 2004, respectively:

	Related party transactions in the six months ended June 30,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Operating revenues	€21 million	Refers mainly to telephone services to Pirelli group (€2 million) and to Edizione Holding group (€1 million) and to computer services and the supply of energy services to the Pirelli group (€18 million)	€20 million	Refers mainly to computer services and the supply of energy services to the Pirelli group (€2 million) and telephone services to the Pirelli group (€2 million), the Edizione Holding group (€3 million), the Banca Intesa group (€3 million), the Unicredito group (€8 million), the Unipol group (€1 million) and companies associated with Director Mr. Massimo Moratti (€1 million)

TELECOM ITALIA S.P.A.

	Related party transactions in the six months ended June 30,
	2003		2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Cost of materials and other external charges	€24 million

Refers to R&D expenditures, computer and tax and intellectual property consulting services rendered to the Pirelli group (€23 million) and to the commissions paid to the Edizione Holding group (€1 million) for the sale of prepaid telephone cards

			€51 million

Refers to R&D expenditures and information technology and tax consulting services and matters regarding intellectual property rendered by the Pirelli group (€43 million), insurance services to the Unipol group (€5 million), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—company associated with Director Mr. Massimo Moratti (€2 million) and the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million)

The following related party transactions are reflected on the balance sheets as of December 31, 2003 and June 30, 2004:

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Trade accounts receivables and other current assets	€20 million

Refers to the above-mentioned telephone services rendered to the Pirelli group (€13 million), to the Edizione Holding group (€3 million), to the Banca Intesa group (€2 million) and to the Unipol group (€2 million)

			€11 million	Refers to the above-mentioned telephone services rendered to the Pirelli group (€10 million), to the Edizione Holding group (€1 million)

TELECOM ITALIA S.P.A.

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Trade accounts payable and other current liabilities	€30 million	Mainly includes supply transactions connected with services rendered and investment activities with the Pirelli group (principally cables)	€41 million

Refers to supply transactions connected with services rendered and investment activities with the Pirelli group (€38 million), sponsorship and content provider costs from F.C. Internazionale Milano S.p.A.—company associated with Director

Mr. Massimo Moratti (€2 million) and the commissions paid to the Autogrill S.p.A. (Edizione Holding group) for the sale of prepaid telephone cards (€1 million)

Capital expenditures	€30 million	Refers to purchases of telecommunications cables (€27 million) and leasehold improvements (€3 million) from the Pirelli group	€6 million	Mainly refers to purchases of telecommunications cables from the Pirelli group

Short-term financial receivables	€707 million	Refers to the liquid assets of the Group deposited with the Banca Intesa group (€608 million) and the Unicredito group (€99 million)	—	—

Financial debt	€392 million	Financial exposure of the Group to the Banca Intesa group (€341 million) and the Unicredito group (€51 million)	—	—

TELECOM ITALIA S.P.A.

Related party transactions as of
	December 31, 2003		June 30, 2004
Items	In the aggregate	Main transactions with affiliates	In the aggregate	Main transactions with affiliates
Acquisition of investments	€2 million	Purchase by Telecom Italia S.p.A of a 5% stake in EPIClink S.p.A. from Pirelli S.p.A.	—	—

Disposal of business segments	€4 million	Gain on contribution, by Olivetti, of the Facility Management business segment to Pirelli & C. Real Estate	—	—

Derivatives	€88 million	Hedging contracts and forward currency agreements put into place with the Banca Intesa group	—	—

Moreover, there were the following transactions:

•	on February 27, 2004, Telecom Italia and Emsa Servizi signed a contract for the sale of their respective “Document Management” business segments to Telepost S.p.A., a newly established company held by TNT Mail, Pirelli Real Estate Facility Management and Comdata, specialized in Document Management operations. On the same date, Telecom Italia and Emsa Servizi signed a contract with Telepost, with effect from March 1, 2004, whereby the latter company will distribute services connected with Document Management activities;

•	on March 1, 2004, under the Group’s Information Technology program, TIM contributed a business segment operating in development and applications maintenance in the SAP environment, to the company Shared Service Center—a limited liability consortium company, purchasing 4.55% of the company. The value of the business segment, determined by an expert appointed by the Milan Courts, was €65,000;

•	on July 23, 2004, Telecom Italia S.p.A. and Emsa Servizi S.p.A. signed an agreement with “MP Facility S.p.A. (joint venture, 50%, between Pirelli & C. Real Estate Facility Management S.p.A. e Manutencoop Facility Management S.p.A.) related to the sale of their business segments “Manutenzioni” and “Servizi Ambientali”, and also the contract for the outsourcing of the same services. The execution of the contract is expected to occur in the last quarter of 2004; and

•	on September 8, 2004, the Board of Directors of I.T. Telecom S.p.A. voted to contribute its following business segments to Shared Service Center S.c.r.l.: ERP Solutions, engaged in the development and maintenance of ERP systems, and Application Operations—Administration & Finance, which guarantees the applications management for systems in the administration and finance area.

TELECOM ITALIA S.P.A.

c) Changes in accounts receivable allowances

The following table summarizes the changes in accounts receivable allowances for each of the six months ended June 30, 2003 and 2004.

Trade accounts receivables, accounts receivables from affiliated companies and others
(millions of euro)
(Unaudited)
Six months ended June 30, 2003:
Balance at beginning of period (January 1, 2003)	993
• Charged to costs and expenses	200
• Deductions (1)	(220)

Balance at end of period	973

Six months ended June 30, 2004:
Balance at beginning of period (January 1, 2004)	839
• Charged to costs and expenses	132
• Deductions (1)	(85)

Balance at end of period	886

(1)	They refer to: uncollectible accounts written-off, net of recoveries, changes in the scope of consolidation and translation adjustments.

Note 26—Subsequent events

Purchase of Digitel Shares by TIM International

On July 1, 2004, the settlement agreement signed in April between TIM International and the minority shareholders of the Venezuelan subsidiary Digitel was finalized when TIM International purchased 1,480,562 shares held by the minority shareholders for U.S.$109.6 million. The execution of the agreement brings an end to the dispute with these shareholders that began at the beginning of 2003. The closing was finalized after satisfaction of the contractual conditions agreed between TIM International and Digitel. As from July 1, 2004, TIM, through TIM International, holds 100% of the shares of the Venezuelan mobile operator.

Disposal of Atesia

Effective July 1, 2004, the business segment which was engaged in customer care services for wireline telephony was sold by Atesia to Telecontact Center S.p.A., a wholly-owned subsidiary of Telecom Italia.

On July 2, 2004, Telecom Italia signed an agreement with Communication Services S.p.A. (included in the COS Group leader, in Italy, in the outsourcing of Contact Center and of CRM services) for the sale of 80.1% of the stock of Atesia S.p.A.. The sale only regards the activities conducted for TIM and the external market. The finalization of this transaction with the COS Group will take place once authorization is obtained from the Antitrust Authority.

Sale of a 69.8% equity stake in Webegg

On July 15, 2004, after the clearance from the Antitrust Authority, IT Telecom S.p.A., a wholly-owned subsidiary of Telecom Italia, disposed of its 69.8% equity stake in Webegg S.p.A. to Value Partners in returns for cash consideration of €43 million.

TELECOM ITALIA S.P.A.

Sale of shares in Pirelli & C. Real Estate

On July 24, 2004, the amount of €3 million, related to the sale, in June 2004, of 99,186 Pirelli & C. Real Estate shares, was paid. In August, further 383,400 shares were sold amounting to €11 million. After this transaction all Pirelli & C. Real Estate shares were sold.

Reduction in share capital of Solpart Participaçoes (“Solpart”)

At the end of period provided by Brazilian law, Solpart arranged to pay its shareholders pro rata for the reduction in share capital voted by the Extraordinary Shareholders’ Meeting of the company held on April 26, 2004. On July 7, 2004, Telecom Italia International received 1,319,945,886 ordinary shares and 1,326,370,407 preferred shares of Brasil Telecom Participaçoes S.A. and, on July 8, 2004, the cash portion equal to Brazilian reais 15,917,669.18.

Note buy-backs

In July 2004, Telecom Italia Finance S.A. bought-back:

•	€135.1 million of notes related to the notes issued by Sogerim (a company merged in 2002 into Telecom Italia Finance S.A.) in the principal amount of €3,000 million with a fixed-rate coupon of 6.375%, maturing on April 20, 2006; and

•	€8 million of notes related to the outstanding notes issued by Olivetti Finance N.V.S.A. (a company merged on June 1, 2004 into Telecom Italia Finance S.A.) in the principal amount of €4,200 million (of which €650 million were cancelled on March 26, 2004) with a fixed-rate coupon of 5.825%, maturing on July 30, 2004; these notes were redeemed at par on the maturity date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.
(Registrant)

By:	/s/ ENRICO PARAZZINI
Name:	Enrico Parazzini
Title:	Chief Financial Officer

Date: September 23, 2004